UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

Summary

Registration data

General information	1
Address	2
Securities	3
Auditor information	4
Share register	5
Investor relations officer	6
Shareholders’ department	7

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

1.     General information

Company name:
Date of adoption of company name:
Type:
Previous company name:
Date of incorporation:
CNPJ (Corporate Taxpayer ID):
CVM code:
CVM registration date:
CVM registration status:
Status starting date:
Country:
Country in which the securities
Are held in custody:

CPFL ENERGIA S.A. 08/06/2002 publicly-held Corporation Draft II Participações S.A 03/20/1998 02.429.144/0001-93 1866-0 05/18/2000 Active 05/18/2000 Brazil Brazil
Other countries in which the securities can be traded
Country	Date of admission
United States	09/29/2004

Sector of activity:
Description of activity:
Issuer’s category:

Date of registration in the current category:
Issuer’s status:
Status starting date:
Type of ownership control:
Date of last change in ownership control:
Date of last change of fiscal year:
Month/day of the end of fiscal year:
Issuer´s web address:

Holding company (Electric Energy) Holding company Category A 01/01/2010 Operating 05/18/2000 Private Holding 01/23/2017 12/31 www.cpfl.com.br
Newspaper or media where issuer discloses its information:

Newspaper or media	FU
Diário Oficial do Estado de São Paulo	SP
Valor Econômico	SP
www.cpfl.com.br/ri	SP
www.portalneo1.net	SP
www.valor.com.br/valor-ri	SP

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

2.     Address

Mail Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, E-mail: ri@cpfl.com.br

Registered Office Address: Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone: (019) 3756-6083, Fax: (019) 3756-6089, E-mail: ri@cpfl.com.br

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

3.     Securities

Share   trading

Trading mkt                              Stock exchange

Managing entity                        B3

Start date                                 09/29/2004

End date

Trading segment                       New Market

Start date                                 9/29/2004

End date

Share code                               CPFE3

Debenture trading

Trading mkt                              Organized market

Managing entity                        B3

Start date                                 05/18/2000

End date

Trading segment                       Traditional

Start date                                 05/19/2000

End date

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

4.     Auditor information

Does the issuer have an auditor?                      Yes

CVM code:                                                      418-9

Type of auditor:                                               Brazilian firm

Independent auditor:                                         KPMG Auditores Independentes

CNPJ (Corporate Taxpayer ID):                         57.755.217/0011-09

Period of service:                                             03/29/2017

Partner in charge                                              Marcio José dos Santos

Period of service                                              03/29/2017

CPF (Individual Taxpayer ID)                             253.206.858-23

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

5.     Share register

Does the company have a service provider:    Yes

Corporate name:                                            Banco do Brasil

CNPJ:                                                           00.000.000/0001-91

Period of service:                                          01/01/2011

Address:

Rua Lélio Gama, 105 – 38º floor, Gecin, Centro, Rio de Janeiro, RJ, Brazil, zip code: 20031-080, Telephone (021) 38083551, Fax: (021) 38086088, e-mail: aescriturais@bb.com.br

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

6.     Investor relations officer

Name:                                      Gustavo Estrella

                                               Investor Relations Officer

CPF/CNPJ:                              037.234.097-09

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-6083, Fax (019) 3756-6089, email: gustavoestrella@cpfl.com.br.

Date when the officer assumed the position:                 02/27/2013

Date when the officer left the position:

Registration Form – 2018 – CPFL Energia S.A.                                                          Version: 1

7.     Shareholders’ department

Contact                                                            Sérgio Luis Felice

Date when the officer assumed the position:     13/09/2017

Date when the officer left the position:

Address:

Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755, Km 2,5, Parque São Quirino, Campinas, SP, Brazil, zip code 13088-140

Telephone (019) 3756-8018, email: slfelice@cpfl.com.br

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Table of Contents
Company Data
Capital Composition	1
Dividends	2
Individual financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows – Indirect Method	8
Statement of Changes in Equity
01/01/2017 to 12/31/2017	10
01/01/2016 to 12/31/2016	11
01/01/2015 to 12/31/2015	12
Statements of Value Added	13
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	14
Statement of Financial Position - Liabilities and Equity	16
Statement of Income	19
Statement of Comprehensive Income	20
Statement of Cash Flows - Indirect Method	21
Statement of Changes in Equity
01/01/2017 to 12/31/2017	23
01/01/2016 to 12/31/2016	24
01/01/2015 to 12/31/2015	25
Statements of Value Added	26
Management Report	27
Notes to Interim financial statements	46
Reports
Independent Auditor’s Report - Unqualified	138
Management declaration on financial statements	145
Management declaration on independent auditor’s report	146

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Capital Composition

Number of Shares (In units)	Closing Date 12/31/2017
Paid-in capital
Common	1,017,914,746
Preferred	0
Total	1,017,914,746
Treasury Stock	0
Common	0
Preferred	0
Total	0

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Cash proceeds

Event                                                                   Board of Directors’ Meeting

Approval                                                              03/26/2018

Proceed                                                               Dividend

Beginning of payment

Type of shares                                                     ON (common shares)

Class of share

Amount per shares (Reais/share)                         0.27525

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
1	Total assets	9,463,648	8,908,964	8,948,469
1.01	Current assets	275,382	791,016	1,795,763
1.01.01	Cash and cash equivalents	6,581	64,973	424,192
1.01.06	Taxes recoverable	63,751	82,836	72,885
1.01.06.01	Current taxes recoverable	63,751	82,836	72,885
1.01.06.01.01	Income tax and social contribution to be offset	17,052	53,247	44,627
1.01.06.01.02	Other taxes recoverable	46,699	29,589	28,258
1.01.08	Other current assets	205,050	643,207	1,298,686
1.01.08.03	Other	205,050	643,207	1,298,686
1.01.08.03.01	Other receivables	243	229	943
1.01.08.03.02	Derivatives	-	-	70,153
1.01.08.03.04	Dividends and interest on capital	204,807	642,978	1,227,590
1.02	Noncurrent assets	9,188,266	8,117,948	7,152,706
1.02.01	Long-term assets	629,352	250,625	211,432
1.02.01.06	Deferred taxes	145,778	171,073	140,389
1.02.01.06.02	Deferred tax assets	145,778	171,073	140,389
1.02.01.08	Receivables from related parties	127,147	52,582	2,814
1.02.01.08.02	Receivables from subsidiaries	127,147	52,582	2,814
1.02.01.09	Other noncurrent assets	356,427	26,970	68,229
1.02.01.09.04	Escrow deposits	665	710	630
1.02.01.09.07	Advance for future capital increase	350,000	-	52,680
1.02.01.09.10	Other receivables	5,762	26,260	14,919
1.02.02	Investments	8,557,673	7,866,100	6,940,036
1.02.02.01	Equity interests	8,557,673	7,866,100	6,940,036
1.02.02.01.02	Investments in subsidiaries	8,557,673	7,866,100	6,940,036
1.02.03	Property, plant and equipment	1,170	1,199	1,215
1.02.03.01	Property, plant and equipment - in servce	1,170	1,199	1,215
1.02.04	Intangible assets	71	24	23
1.02.04.01	Other intangible assets	71	24	23

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
2	Total liabilities	9,463,648	8,908,964	8,948,469
2.01	Current liabilities	303,812	255,755	1,206,708
2.01.02	Trade payables	1,644	3,760	1,157
2.01.02.01	Domestic suppliers	1,644	3,760	1,157
2.01.03	Taxes payable	717	454	747
2.01.03.01	Federal taxes	717	453	747
2.01.03.01.02	PIS (tax on revenue)	14	15	63
2.01.03.01.03	COFINS (tax on revenue)	87	90	391
2.01.03.01.04	Other federal taxes	616	348	293
2.01.03.03	Municipal taxes	-	1	-
2.01.03.03.01	Other municipal taxes	-	1	-
2.01.04	Borrowings	1,938	15,334	973,252
2.01.04.01	Borrowings	-	-	973,252
2.01.04.01.01	Local currency	-	-	330,164
2.01.04.01.02	Foreign currency	-	-	643,088
2.01.04.02	Debentures	1,938	15,334	-
2.01.04.02.02	Interests on debentures	1,938	15,334	-
2.01.05	Other liabilities	299,513	236,207	231,552
2.01.05.02	Others	299,513	236,207	231,552
2.01.05.02.01	Dividends and interest on capital payable	281,919	218,630	212,531
2.01.05.02.04	Derivatives	-	-	981
2.01.05.02.07	Other liabilities	17,594	17,577	18,040
2.02	Noncurrent liabilities	198,308	683,188	67,565
2.02.01	Borrowings	184,388	612,251	-
2.02.01.02	Debentures	184,388	612,251	-
2.02.01.02.01	Debentures	184,388	612,251	-
2.02.02	Other liabilities	13,320	69,929	65,930
2.02.02.02	Others	13,320	69,929	65,930
2.02.02.02.05	Provision for equity interest losses	-	19,301	33,969

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
2.02.02.02.08	Other payables	-	50,628	31,961
2.02.04	Provisons	600	1,008	1,635
2.02.04.01	Tax, social security, labor and civil provisions	600	1,008	1,635
2.02.04.01.02	Social security and labor provisions	57	467	1,209
2.02.04.01.04	Civil provisions	543	541	426
2.03	Equity	8,961,528	7,970,021	7,674,196
2.03.01	Issued capital	5,741,284	5,741,284	5,348,312
2.03.02	Capital reserves	468,014	468,014	468,082
2.03.04	Earnings reserves	2,916,736	1,995,356	1,672,481
2.03.04.01	Legal reserve	798,090	739,103	694,058
2.03.04.02	Statutory reserve	2,118,646	1,248,433	978,423
2.03.04.08	Additional dividend proposed	-	7,820	-
2.03.08	Other comprehensive income	(164,506)	(234,633)	185,321
2.03.08.01	Accumulated comprehensive income	(164,506)	(234,633)	185,321

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2017 to 12/31/2017	01/01/2016 to 12/31/2016	01/01/2015 to 12/31/2015
3.01	Revenue from sale of energy and/or services	1	1,713	1,157
3.03	Gross profit	1	1,713	1,157
3.04	Operating income (expenses)	1,306,995	871,501	897,040
3.04.02	General and administrative expenses	(42,771)	(50,860)	(29,911)
3.04.06	Share of profit (loss) of investees	1,349,766	922,361	926,951
3.05	Profit before finance income (costs) and taxes	1,306,996	873,214	898,197
3.06	Finance income (costs)	(56,471)	17,184	(22,948)
3.06.01	Finance income	12,983	70,878	74,854
3.06.02	Finance costs	(69,454)	(53,694)	(97,802)
3.07	Profit (loss) before taxes on income	1,250,525	890,398	875,249
3.08	Income tax and social contribution	(70,775)	10,487	(10,309)
3.08.01	Current	(45,481)	(20,197)	(70)
3.08.02	Deferred	(25,294)	30,684	(10,239)
3.09	Profit (loss) from continuing operations	1,179,750	900,885	864,940
3.11	Profit (loss) for the year	1,179,750	900,885	864,940
3.99.01.01	ON	1.16000	0.89000	0.85000
3.99.02.01	ON	1.15000	0.87000	0.83000

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year	Prior Year	Prior Year
		01/01/2017 to 12/31/2017	01/01/2016 to 12/31/2016	01/01/2015 to 12/31/2015
4.01	Profit for the year	1,179,750	900,885	864,940
4.02	Other comprehensive income	96,000	(394,176)	65,548
4.02.01	Comprehensive income for the year of subsidiaries	96,000	(394,176)	65,548
4.03	Comprehensive income for the year	1,275,750	506,709	930,488

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
6.01	Cash flows from operating activities	1,061,750	1,556,255	617,661
6.01.01	Cash generated from operations	(37,443)	11,049	44,553
6.01.01.01	Profit for the year, including income tax and social contribution	1,250,525	890,398	875,250
6.01.01.02	Depreciation and amortization	217	193	169
6.01.01.03	Provision for tax, civil and labor risks	61	425	1,497
6.01.01.04	Interest on debts, inflation adjusment and exchange rate changes	61,520	42,395	94,588
6.01.01.10	Share of profit (loss) of investees	(1,349,766)	(922,362)	(926,951)
6.01.02	Changes in assets and liabilities	1,099,193	1,545,206	573,108
6.01.02.02	Taxes recoverable	65,182	3,261	(12,350)
6.01.02.03	Escrow deposits	68	(37)	(48)
6.01.02.06	Dividends and interest on capital received	1,172,336	1,606,073	627,014
6.01.02.09	Other operating assets	20,485	(10,033)	933
6.01.02.10	Trade payables	(2,116)	2,603	366
6.01.02.12	Tax, civil and labor risks paid	(466)	(1,115)	(674)
6.01.02.14	Income tax and social contribution paid	(47,438)	(27,117)	(2,172)
6.01.02.16	Interest paid on debts	(71,844)	(45,470)	(36,858)
6.01.02.17	Other taxes and social contributions	263	(1,162)	804
6.01.02.19	Other operating liabilities	(37,277)	18,203	(3,907)
6.02	Net cash generated by (used in) investing activities	(465,175)	(1,426,698)	(532,392)
6.02.01	Purchases of property, plant and equipment	(185)	(573)	(535)
6.02.02	Securities, pledges and restricted deposits	-	(200)	-
6.02.04	Purchases of intangible assets	(51)	-	(12)
6.02.08	Intragroup loans	(72,199)	(41,405)	10,845
6.02.09	Advance for future capital increase	(383,340)	(1,384,520)	(52,680)
6.02.10	Capital increase in existing investment	(9,400)	-	(490,010)
6.03	Net cash generated by (used in) financing activities	(654,966)	(488,776)	(460,853)
6.03.01	Borrowings and debentures raised	-	609,060	829,997
6.03.02	Repayment of principal of borrowings and debentures	(434,000)	(888,408)	(1,290,000)
6.03.03	Dividends and interest on capital paid	(220,966)	(204,717)	(850)

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	Current year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
6.03.06	Repayment of derivative instruments	-	(4,711)	-
6.05	Increase (decrease) in cash and cash equivalents	(58,391)	(359,219)	(375,584)
6.05.01	Cash and cash equivalents at the beginning of the year	64,972	424,192	799,775
6.05.02	Cash and cash equivalents at the end of the year	6,581	64,973	424,191

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2017 to December 31, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021
5.04	Capital transactions with shareholders	-	-	(7,820)	(276,423)	-	(284,243)
5.04.08	Prescribed dividend	-	-	-	3,768	-	3,768
5.04.10	Dividend proposal approved	-	-	(7,820)	(280,191)	-	(288,011)
5.05	Total comprehensive income	-	-	-	1,179,750	96,000	1,275,750
5.05.01	Profit for the year	-	-	-	1,179,750	-	1,179,750
5.05.02	Other comprehensive income	-	-	-	-	96,000	96,000
5.06	Internal changes in equity	-	-	929,201	(903,327)	(25,874)	-
5.06.01	Recognition of reserves	-	-	58,988	(58,988)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	25,874	(25,874)	-
5.06.06	Changes in statutory reserve in the year	-	-	870,213	(870,213)	-	-
5.07	Closing balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2016 to December 31, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195
5.04	Capital transactions with shareholders	392,972	(68)	(385,152)	(218,636)	-	(210,884)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-
5.04.08	Prescribed dividend	-	-	-	3,144	-	3,144
5.04.09	Dividend proposal approved	-	-	-	(213,960)	-	(213,960)
5.04.10	Dividend proposed	-	-	7,820	(7,820)	-	-
5.04.13	Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	(68)
5.05	Total comprehensive income	-	-	-	900,886	(394,175)	506,710
5.05.01	Profit for the year	-	-	-	900,886	-	900,885
5.05.02	Other comprehensive income	-	-	-	-	(394,175)	(394,175)
5.06	Internal changes in equity	-	-	708,027	(682,250)	(25,778)	-
5.06.01	Recognition of reserves	-	-	45,044	(45,044)	-	-
5.06.04	Equity on comprehensive income of subsidiaries	-	-	-	25,778	(25,778)	-
5.06.08	Changes in statutory reserve in the year	-	-	662,983	(662,984)	-	-
5.07	Closing balances	5,741,284	468,014	1,995,356	-	(234,633)	7,970,021

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2015 to December 31, 2015

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534
5.03	Adjusted opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534
5.04	Capital transactions with shareholders	554,888	-	(554,888)	(199,826)	-	(199,826)
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-
5.04.08	Prescribed dividend	-	-	-	5,597	-	5,597
5.04.09	Dividend proposal approved	-	-	-	(205,423)	-	(205,423)
5.05	Total comprehensive income	-	-	-	864,940	65,548	930,488
5.05.01	Profit for the year	-	-	-	864,940	-	864,940
5.05.02	Other comprehensive income	-	-	-	-	65,548	65,548
5.06	Internal changes in equity	-	-	691,233	(665,114)	(26,119)	-
5.06.01	Recognition of reserves	-	-	43,247	(43,247)	-	-
5.06.05	Changes in statutory reserve in the year	-	-	647,986	(647,986)	-	-
5.06.09	Equity on comprehensive income of subsidiaries	-	-	-	26,119	(26,119)	-
5.07	Closing balances	5,348,312	468,082	1,672,481	-	185,321	7,674,196

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
7.01	Revenues	237	2,461	1,821
7.01.01	Sales of goods and services	1	1,888	1,274
7.01.03	Revenues related to construction of own assets	236	573	547
7.02	Inputs purchased from thrid parties	(10,322)	(13,305)	(10,322)
7.02.02	Materials, energy, third-party services and others	(8,425)	(11,045)	(7,825)
7.02.04	Others	(1,897)	(2,260)	(2,497)
7.03	Gross value added	(10,085)	(10,844)	(8,501)
7.04	Retentions	(217)	(194)	(169)
7.04.01	Depreciation, amortization and depletion	(217)	(194)	(169)
7.05	Wealth created by the Company	(10,302)	(11,038)	(8,670)
7.06	Wealth received in transfer	1,391,611	998,853	1,011,012
7.06.01	Share of profit (loss) of investees	1,349,766	922,362	926,950
7.06.02	Finance income	41,845	76,491	84,062
7.07	Total wealth for distribution	1,381,309	987,815	1,002,342
7.08	Wealth distributed	1,381,309	987,815	1,002,342
7.08.01	Personnel and charges	27,248	33,168	16,938
7.08.01.01	Salaries and wages	15,690	17,914	9,963
7.08.01.02	Benefits	10,184	13,978	5,987
7.08.01.03	FGTS (Severance Pay Fund)	1,374	1,276	988
7.08.02	Taxes, fees and contributions	104,770	483	28,424
7.08.02.01	Federal	104,738	443	28,394
7.08.02.02	State	32	40	30
7.08.03	Lenders and lessors	69,541	53,279	92,040
7.08.03.01	Interest	69,311	53,229	91,918
7.08.03.02	Rentals	230	50	122
7.08.04	Shareholders	1,179,750	900,885	864,940
7.08.04.02	Dividends	250,550	192,857	173,708
7.08.04.03	Retained earnings / Loss for the year	929,200	708,028	691,232

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
1	Total assets	41,282,912	42,170,992	40,532,471
1.01	Current assets	9,581,212	11,379,187	12,508,652
1.01.01	Cash and cash equivalents	3,249,642	6,164,997	5,682,802
1.01.02	Financial investments	139	449	23,633
1.01.02.02	Financial investments at amortized cost	139	449	23,633
1.01.02.02.01	Held-to-maturity securities	139	449	23,633
1.01.03	Trade receivables	4,301,283	3,765,893	3,174,918
1.01.03.01	Consumers	4,301,283	3,765,893	3,174,918
1.01.06	Taxes recoverable	395,046	403,848	475,211
1.01.06.01	Current taxes recoverable	395,046	403,848	475,211
1.01.06.01.01	Income tax and social contribution to be offset	88,802	143,943	-
1.01.06.01.02	Other taxes recoverable	306,244	259,905	-
1.01.08	Other current assets	1,635,102	1,044,000	3,152,088
1.01.08.03	Others	1,635,102	1,044,000	3,152,088
1.01.08.03.01	Other receivables	884,674	777,450	946,671
1.01.08.03.02	Derivatives	444,029	163,241	627,493
1.01.08.03.03	Leases	15,684	19,281	12,883
1.01.08.03.04	Dividends and interest on capital	56,145	73,328	91,392
1.01.08.03.05	Concession financial asset	23,736	10,700	9,630
1.01.08.03.06	Sector financial asset	210,834	-	1,464,019
1.02	Noncurrent assets	31,701,700	30,791,805	28,023,819
1.02.01	Long-term assets	10,323,201	8,809,442	8,392,634
1.02.01.03	Trade receivables	236,539	203,185	128,946
1.02.01.03.01	Consumers	236,539	203,185	128,946
1.02.01.06	Deferred taxes	943,199	922,858	334,886
1.02.01.06.02	Deferred tax assets	943,199	922,858	334,886
1.02.01.08	Receivables from related parties	8,612	47,632	84,265
1.02.01.08.03	Receivables from owners of the Company	8,612	47,632	84,265
1.02.01.09	Other noncurrent assets	9,134,851	7,635,767	7,844,537

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
1.02.01.09.03	Derivatives	203,901	641,357	1,651,260
1.02.01.09.04	Escrow deposits	839,990	550,072	1,227,527
1.02.01.09.05	Income tax and social contribution to be offset	61,464	65,535	167,159
1.02.01.09.06	Other taxes recoverable	171,980	132,751	-
1.02.01.09.07	Leases	45,290	50,541	34,504
1.02.01.09.08	Concession financial asset	6,545,668	5,363,144	3,597,474
1.02.01.09.09	Investments at cost	116,654	116,654	116,654
1.02.01.09.10	Other receivables	794,902	715,713	560,014
1.02.01.09.11	Sector financial asset	355,002	-	489,945
1.02.02	Investments	1,001,550	1,493,752	1,247,631
1.02.02.01	Equity interests	1,001,550	1,493,752	1,247,631
1.02.02.01.04	Other equity interests	-	1,493,752	1,247,631
1.02.03	Property, plant and equipment	9,787,125	9,712,998	9,173,217
1.02.03.01	PP&E - in service	9,535,933	9,462,696	8,499,051
1.02.03.03	PP&E - in progress	251,192	250,302	674,166
1.02.04	Intangible assets	10,589,824	10,775,613	9,210,337
1.02.04.01	Intangible assets	10,589,824	10,775,613	9,210,337

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
2	Total liabilities	41,282,912	42,170,992	40,532,471
2.01	Current liabilities	11,378,688	9,018,493	9,524,873
2.01.01	Payroll and related taxes	116,080	131,707	79,924
2.01.01.02	Payroll taxes	116,080	131,707	79,924
2.01.01.02.01	Estimated payroll	116,080	131,707	79,924
2.01.02	Trade payables	3,296,870	2,728,131	3,161,210
2.01.02.01	Domestic suppliers	3,296,870	2,728,131	3,161,210
2.01.03	Taxes payable	710,303	681,544	653,342
2.01.03.01	Federal taxes	300,748	260,607	265,126
2.01.03.01.01	Income tax and social contribution	81,457	57,227	43,249
2.01.03.01.02	PIS (tax on revenue)	32,486	28,759	33,199
2.01.03.01.03	COFINS (tax on revenue)	141,757	126,939	159,317
2.01.03.01.04	Other federal taxes	45,048	47,682	29,361
2.01.03.02	State taxes	403,512	416,102	384,151
2.01.03.02.01	ICMS (state VAT)	403,492	416,096	384,151
2.01.03.02.02	State taxes - other	20	6	-
2.01.03.03	Municipal taxes	6,043	4,835	4,065
2.01.03.03.01	Other municipal taxes	6,043	4,835	4,065
2.01.04	Borrowings	5,292,679	3,422,923	3,640,314
2.01.04.01	Borrowings	3,589,606	1,875,648	2,949,922
2.01.04.01.01	In local currency	1,258,329	1,260,527	1,287,278
2.01.04.01.02	In foreign currency	2,331,277	615,121	1,662,644
2.01.04.02	Debentures	1,703,073	1,547,275	690,392
2.01.04.02.01	Debentures	1,703,073	1,547,275	690,392
2.01.05	Other liabilities	1,962,756	2,054,188	1,990,083
2.01.05.02	Others	1,962,756	2,054,188	1,990,083
2.01.05.02.01	Dividends and interest on capital payable	297,744	232,851	221,855
2.01.05.02.04	Derivatives	10,230	6,055	981
2.01.05.02.05	Sector financial liability	40,111	597,515	-

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
2.01.05.02.06	Use of public asset	10,965	10,857	9,457
2.01.05.02.07	Other payables	961,306	807,623	904,971
2.01.05.02.08	Regulatory charges	581,600	366,078	852,017
2.01.05.02.09	Post-employment benefit obligation	60,800	33,209	802
2.02	Noncurrent liabilities	18,717,880	22,779,831	20,877,460
2.02.01	Borrowings	14,875,904	18,621,065	18,092,904
2.02.01.01	Borrowings	7,402,450	11,168,393	11,712,865
2.02.01.01.01	In local currency	4,884,253	6,293,533	6,438,701
2.02.01.01.02	In foreign currency	2,518,197	4,874,860	5,274,164
2.02.01.02	Debentures	7,473,454	7,452,672	6,380,039
2.02.01.02.01	Debentures	7,473,454	7,452,672	6,380,039
2.02.02	Other liabilities	1,631,253	2,001,356	782,427
2.02.02.02	Others	1,631,253	2,001,356	782,427
2.02.02.02.03	Trade payables	128,438	129,781	633
2.02.02.02.04	Private pension plan	880,360	1,019,233	474,318
2.02.02.02.05	Derivatives	84,576	112,207	33,205
2.02.02.02.06	Sector financial liability	8,385	317,406	-
2.02.02.02.07	Use of public asset	83,766	86,624	83,124
2.02.02.02.08	Other payables	426,889	309,292	191,147
2.02.02.02.09	Federal taxes	18,839	26,813	-
2.02.03	Deferred taxes	1,249,589	1,324,134	1,432,594
2.02.03.01	Deferred income tax and social contribution	1,249,589	1,324,134	1,432,594
2.02.04	Provisions	961,134	833,276	569,535
2.02.04.01	Tax, social security, labor and civil provisions	961,134	833,276	569,535
2.02.04.01.01	Tax provisions	347,291	288,389	184,362
2.02.04.01.02	Social security and labor provisions	224,258	222,001	171,990
2.02.04.01.04	Civil provisions	291,388	236,915	194,530
2.02.04.01.05	Others	98,197	85,971	18,653
2.03	Consolidated equity	11,186,344	10,372,668	10,130,138

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 12/31/2017	Prior Year 12/31/2016	Prior Year 12/31/2015
2.03.01	Issued capital	5,741,284	5,741,284	5,348,312
2.03.02	Capital reserves	468,014	468,015	468,082
2.03.04	Earnings reserves	2,916,736	1,995,355	1,672,481
2.03.04.01	Legal reserve	798,090	739,102	694,058
2.03.04.02	Statutory reserve	2,118,646	1,248,433	978,423
2.03.04.08	Additional dividend proposed	-	7,820	-
2.03.08	Other comprehensive income	(164,506)	(234,634)	185,321
2.03.09	Noncontrolling interests	2,224,816	2,402,648	2,455,942

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
3.01	Revenue from sale of energy and/or services	26,744,905	19,112,089	20,599,212
3.02	Cost of sales and/or services	(21,747,273)	(14,806,069)	(16,268,045)
3.02.01	Cost of electric energy	(16,901,518)	(11,200,242)	(13,311,747)
3.02.02	Cost of operation	(2,771,145)	(2,248,795)	(1,907,198)
3.02.03	Cost of services rendered to third parties	(2,074,610)	(1,357,032)	(1,049,100)
3.03	Gross profit	4,997,632	4,306,020	4,331,167
3.04	Operating income (expenses)	(1,663,408)	(1,471,999)	(1,468,851)
3.04.01	Selling expenses	(590,232)	(547,251)	(464,583)
3.04.02	General and administrative expenses	(947,072)	(849,416)	(863,499)
3.04.05	Other operating expenses	(438,494)	(386,745)	(357,654)
3.04.06	Share of profit (loss) of investees	312,390	311,413	216,885
3.05	Profit before finance income (costs) and taxes	3,334,224	2,834,021	2,862,316
3.06	Finance income (costs)	(1,487,554)	(1,453,474)	(1,407,863)
3.06.01	Finance income	880,314	1,200,503	1,143,247
3.06.02	Finance costs	(2,367,868)	(2,653,977)	(2,551,110)
3.07	Profit (loss) before taxes on income	1,846,670	1,380,547	1,454,453
3.08	Income tax and social contribution	(603,628)	(501,490)	(579,176)
3.08.01	Current	(540,618)	(867,198)	(12,860)
3.08.02	Deferred	(63,010)	365,708	(566,316)
3.09	Profit (loss) from continuing operations	1,243,042	879,057	875,277
3.11	Consolidated profit (loss) for the year	1,243,042	879,057	875,277
3.11.01	Attributable to owners of the Company	1,179,750	900,885	864,940
3.11.02	Attributable to noncontrolling interests	63,292	(21,828)	10,337
3.99.01.01	ON	1.16000	0.89000	0.85000
3.99.02.01	ON	1.16000	0.87000	0.83000

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
4.01	Consolidated profit for the year	1,243,042	879,057	875,277
4.02	Other comprehensive income	96,000	(394,175)	65,548
4.02.03	Actuarial gains (losses), net of tax effects	96,000	(394,175)	65,548
4.03	Consolidated comprehensive income for the year	1,339,042	484,882	940,825
4.03.01	Attributtable to owners of the Company	1,275,750	506,709	930,488
4.03.02	Attributable to noncontrolling interests	63,292	(21,827)	10,337

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2017 to 12/31/2017	YTD Prior Year 01/01/2016 to 12/31/2016	YTD Prior Year 01/01/2015 to 12/31/2015
6.01	Cash flows from operating activities	2,034,024	4,634,026	2,557,974
6.01.01	Cash generated from operations	5,506,768	5,015,992	4,551,471
6.01.01.01	Profit for the year, including income tax and social contribution	1,846,670	1,380,547	1,454,454
6.01.01.02	Depreciation and amortization	1,529,052	1,291,165	1,279,902
6.01.01.03	Provision for tax, civil and labor risks	176,609	228,292	258,539
6.01.01.04	Interest on debts, inflation adjustment and exchange rate changes	1,863,311	2,052,959	1,519,819
6.01.01.05	Private pension plan	113,898	76,638	60,184
6.01.01.06	Loss on disposal of noncurrent assets	132,195	83,576	16,309
6.01.01.07	Deferred taxes - PIS and COFINS	963	(8,579)	19,138
6.01.01.08	Others	(19,074)	(1,832)	(5,824)
6.01.01.09	Allowance for doubtful debts	155,097	176,349	126,879
6.01.01.10	Share of profit (loss) of investees	(312,390)	(311,414)	(216,885)
6.01.01.11	Impairment	20,437	48,291	38,956
6.01.02	Changes in assets and liabilities	(3,472,744)	(381,966)	(1,993,497)
6.01.02.01	Consumers, concessionaires and licensees	(722,406)	(205,828)	(1,055,143)
6.01.02.02	Taxes recoverable	68,184	128,453	(62,041)
6.01.02.04	Escrow deposits	(248,128)	756,171	22,827
6.01.02.05	Sector financial asset	(425,004)	2,494,223	(858,860)
6.01.02.06	Dividends and interest on capital received	730,178	83,356	24,050
6.01.02.07	Receivables - CDE	(29,354)	186,052	181,141
6.01.02.08	Concession financial assets (transmission companies)	(56,665)	(55,134)	(44,244)
6.01.02.09	Other operating assets	91,607	265,404	(82,279)
6.01.02.10	Trade payables	565,945	(782,963)	787,063
6.01.02.11	Regulatory charges	215,522	(514,935)	808,223
6.01.02.12	Tax, civil and labor risks paid	(206,788)	(216,998)	(247,512)
6.01.02.13	Payables - CDE	17,544	(70,907)	19,696
6.01.02.14	Income tax and social contribution paid	(338,175)	(875,883)	(276,061)
6.01.02.15	Sector financial liability	(1,089,592)	288,144	(23,170)
6.01.02.16	Interest paid on debts and debentures	(1,846,453)	(1,570,985)	(1,595,649)

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	YTD Current Year 01/01/2017 to 12/31/2017	YTD Prior Year 01/01/2016 to 12/31/2016	YTD Prior Year 01/01/2015 to 12/31/2015
6.01.02.17	Other taxes and contributions	(261,194)	(63,986)	412,703
6.01.02.18	Other liabilities with private pension plan	(79,724)	(77,183)	(112,172)
6.01.02.19	Other operating liabilities	141,759	(148,967)	107,931
6.02	Net cash generated by (used in) investing activities	(2,509,321)	(3,815,219)	(1,524,894)
6.02.01	Purchases of property, plant and equipment	(685,856)	(1,026,867)	(550,003)
6.02.02	Securities, pledges and restricted deposits	(93,933)	(125,517)	(147,914)
6.02.03	Gain on sales of interest in joint ventures	-	-	10,454
6.02.04	Purchases of intangible assets	(1,884,577)	(1,211,082)	(877,793)
6.02.07	Sale of noncurrent assets	26,807	-	10,586
6.02.08	Intragroup loans	36,639	44,922	29,776
6.02.10	Capital increase in existing investee	91,599	-	-
6.02.14	Business combination, net of cash acquired	-	(1,496,675)	-
6.03	Net cash generated by (used in) financing activities	(2,440,057)	(336,612)	292,267
6.03.01	Borrowings and debentures raised	3,398,084	3,774,355	4,532,167
6.03.02	Repayment of principal of borrowings and debentures	(5,273,261)	(4,016,693)	(4,037,685)
6.03.03	Dividends and interest on capital paid	(336,934)	(231,749)	(5,204)
6.03.04	Capital increase by noncontrolling interests	(122,791)	467	7
6.03.05	Business combination payment	(2,514)	(21,234)	(61,709)
6.03.06	Repayment of derivative instruments	(102,641)	158,242	(135,309)
6.05	Increase (decrease) in cash and cash equivalents	(2,915,354)	482,195	1,325,347
6.05.01	Cash and cash equivalents at the beginning of the year	6,164,997	5,682,802	4,357,455
6.05.02	Cash and cash equivalents at the end of the year	3,249,643	6,164,997	5,682,802

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2017 to December 31, 2017

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.03	Adjusted opening balances	5,741,284	468,014	1,995,355	-	(234,632)	7,970,021	2,402,647	10,372,668
5.04	Capital transactions with shareholders	-	-	(7,820)	(276,423)	-	(284,243)	(241,011)	(525,254)
5.04.01	Capital increase	-	-	-	-	-	-	(122,791)	(122,791)
5.04.08	Prescribed dividends	-	-	-	3,768	-	3,768	-	3,768
5.04.09	Interim dividend	-	-	-	-	-	-	(7,226)	(7,226)
5.04.10	Dividend proposal approved	-	-	(7,820)	(280,191)	-	(288,011)	(110,994)	(399,005)
5.05	Total comprehensive income	-	-	-	1,179,750	96,000	1,275,750	63,292	1,339,042
5.05.01	Profit for the year	-	-	-	1,179,750	-	1,179,750	63,292	1,243,042
5.05.02	Other comprehensive income	-	-	-	-	96,000	96,000	-	96,000
5.06	Internal changes in equity	-	-	929,201	(903,327)	(25,874)	-	(112)	(112)
5.06.01	Recognition of reserves	-	-	58,988	(58,988)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	870,213	(870,213)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,202	(39,202)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,328)	13,328	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(112)	(112)
5.07	Closing balances	5,741,284	468,014	2,916,736	-	(164,506)	8,961,528	2,224,816	11,186,344

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2016 to December 31, 2016

(In thousands of Brazilian reais – R$)

Code	Description	Paid-in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.03	Adjusted opening balances	5,348,312	468,082	1,672,481	-	185,320	7,674,195	2,455,943	10,130,138
5.04	Capital transactions with shareholders	392,972	(68)	(385,152)	(218,636)	-	(210,884)	(30,293)	(241,177)
5.04.01	Capital increase	392,972	-	(392,972)	-	-	-	-	-
5.04.08	Prescribed dividends	-	-	-	3,144	-	3,144	-	3,144
5.04.09	Dividend proposed	-	-	7,820	(7,820)	-	-	-	-
5.04.10	Dividend proposal approved	-	-	-	(213,960)	-	(213,960)	(30,827)	(244,787)
5.04.13	Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	(68)	534	466
5.05	Total comprehensive income	-	-	-	900,885	(394,175)	506,710	(21,828)	484,882
5.05.01	Profit for the year	-	-	-	900,885	-	900,885	(21,828)	879,057
5.05.02	Other comprehensive income	-	-	-	-	(394,175)	(394,175)	-	(394,175)
5.06	Internal changes in equity	-	-	708,027	(682,249)	(25,778)	-	(1,176)	(1,176)
5.06.01	Recognition of reserves	-	-	45,044	(45,044)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	662,983	(662,983)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,058	(39,058)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,280)	13,280	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(1,176)	(1,176)
5.07	Closing balances	5,741,284	468,014	1,995,356	-	(234,633)	7,970,021	2,402,646	10,372,667

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2015 to December 31, 2015

(In thousands of Brazilian reais – R$)

Code	Description	Paid in capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accumulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534	2,453,795	9,397,329
5.03	Adjusted opening balances	4,793,424	468,082	1,536,136	-	145,892	6,943,534	2,453,795	9,397,329
5.04	Capital transactions with shareholders	554,888	-	(554,888)	(199,826)	-	(199,826)	(8,140)	(207,966)
5.04.01	Capital increase	554,888	-	(554,888)	-	-	-	-	-
5.04.08	Prescribed dividends	-	-	-	5,597	-	5,597	-	5,597
5.04.09	Dividend proposal approved	-	-	-	(205,423)	-	(205,423)	(8,147)	(213,570)
5.04.10	Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	7	7
5.05	Total comprehensive income	-	-	-	864,940	65,548	930,488	10,337	940,825
5.05.01	Profit for the year	-	-	-	864,940	-	864,940	10,337	875,277
5.05.02	Other comprehensive income	-	-	-	-	65,548	65,548	-	65,548
5.06	Internal changes in equity	-	-	691,233	(665,114)	(26,119)	-	(50)	(50)
5.06.01	Recognition of reserves	-	-	43,247	(43,247)	-	-	-	-
5.06.05	Changes in statutory reserve in the year	-	-	647,986	(647,986)	-	-	-	-
5.06.06	Realization of deemed cost of property, plant and equipment	-	-	-	39,574	(39,574)	-	-	-
5.06.07	Tax on realization of deemed cost	-	-	-	(13,455)	13,455	-	-	-
5.06.09	Other changes in noncontrolling interests	-	-	-	-	-	-	(50)	(50)
5.07	Closing balances	5,348,312	468,082	1,672,481	-	185,321	7,674,196	2,455,942	10,130,138

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
7.01	Revenues	40,687,927	31,664,675	34,770,704
7.01.01	Sales of goods and services	37,980,073	29,430,560	33,255,632
7.01.02	Other revenues	2,073,422	1,354,022	1,046,669
7.01.02.01	Revenue from construction of distribution infrastructure	2,073,422	1,354,022	1,046,669
7.01.03	Revenues related to construction of own assets	789,529	1,056,442	595,282
7.01.04	Recognition (reversal) of allowance for doubtful debts	(155,097)	(176,349)	(126,879)
7.02	Inputs purchased from third parties	(23,119,553)	(16,150,083)	(17,590,769)
7.02.01	Cost of sales and services	(18,772,477)	(12,452,018)	(14,749,957)
7.02.02	Materials, energy, third-party services and others	(3,611,796)	(3,063,363)	(2,238,817)
7.02.04	Others	(735,280)	(634,702)	(601,995)
7.03	Gross value added	17,568,374	15,514,592	17,179,935
7.04	Retentions	(1,534,034)	(1,293,924)	(1,281,726)
7.04.01	Depreciation, amortization and depletion	(1,247,819)	(1,038,814)	(979,062)
7.04.02	Others	(286,215)	(255,110)	(302,664)
7.04.02.01	Amortization of concession intangible asset	(286,215)	(255,110)	(302,664)
7.05	Wealth created by the Company	16,034,340	14,220,668	15,898,209
7.06	Wealth received in transfer	1,279,056	1,609,777	1,446,644
7.06.01	Share of profit (loss) of investees	312,391	311,414	216,885
7.06.02	Finance income	966,665	1,298,363	1,229,759
7.07	Total wealth for distribution	17,313,396	15,830,445	17,344,853
7.08	Wealth distributed	17,313,396	15,830,445	17,344,853
7.08.01	Personnel and charges	1,397,454	1,073,119	905,103
7.08.01.01	Salaries and wages	813,004	660,138	562,082
7.08.01.02	Benefits	516,208	359,604	298,738
7.08.01.03	FGTS (Severance Pay Fund)	68,242	53,377	44,283
7.08.02	Taxes, fees and contributions	12,181,755	11,066,274	12,910,440
7.08.02.01	Federal	6,696,508	6,109,701	8,207,474
7.08.02.02	State	5,460,674	4,938,832	4,688,978

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(In thousands of Brazilian reais – R$)

Code	Description	Current Year 01/01/2017 to 12/31/2017	Prior Year 01/01/2016 to 12/31/2016	Prior Year 01/01/2015 to 12/31/2015
7.08.02.03	Municipal	24,573	17,741	13,988
7.08.03	Lenders and lessors	2,491,145	2,811,995	2,654,033
7.08.03.01	Interest	2,418,119	2,743,600	2,600,948
7.08.03.02	Rentals	73,026	68,395	53,085
7.08.04	Others	1,243,042	879,057	875,277
7.08.04.02	Dividends	272,294	143,379	164,227
7.08.04.03	Retained earnings / Loss for the year	970,748	735,678	711,050

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Management Report

Management Report

Dear Shareholders,

In compliance with the law and the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), the Management of the Company hereby submits to you the Management Report and financial statements of the Company, along with the reports of the independent auditor and fiscal council for the fiscal year ended December 31, 2017. All comparisons herein are made with consolidated figures for fiscal year 2016, except when specified otherwise.

1.        Opening remarks

The year 2017 was marked by new prospects and possibilities for the CPFL group, after the conclusion of the acquisition of the controlling interest in the Company by the Chinese State Grid, the largest global player in the electricity sector. Its long-term strategic vision and technological development make a great contribution to CPFL’s next steps. The CPFL group also continued to be very active in this year, promoting improvements in its operations and management, actively participating in the discussions on improving the regulatory framework of the electricity sector and following the unfolding of the political and economic scenarios of Brazil in its markets.

The 2017 results reflected such gains and market conditions in the period. Electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,376 GWh, an increase of 14.6%. Disregarding the positive effect of the acquisition of RGE Sul, the increase is of 2.7%. Residential and industrial classes registered growths of 2.6% and 7.1%, respectively, reflecting the low comparison base of 2016 and the resumption of economy activity, while commercial class decreased by 4.5%. Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 16,337 GWh, an increase of 33.3%.

In the financial sphere, CPFL group’s operating cash generation, measured by EBITDA, reached R$ 4,864 million in 2017, an increase of 17.9%, mainly reflecting the contribution from the full consolidation of RGE Sul and improved results from the Conventional Generation, Renewable Generation, Commercialization and Services segments. Consolidated leverage of CPFL Energia, as measured by the ratio of net debt to EBITDA under the criteria to measure our financial covenants, stood at 3.20 at the end of the year, remaining stable in relation to previous year. It is also important to note that the continuous decline in interest rates throughout the year are benefiting the Company, which has around three-fourths of its debt pegged to the CDI interbank rate.

In addition to the corporate movements, the Company presented numerous advances and achievements throughout the year. We promote organizational reviews in order to simplify our processes and structure, aiming at greater focus on business. It is also worth highlighting the creation of Envo, focused on the solar distributed generation market for households, and small commercial clients, the delivery of the Morro Agudo project (transmission), the inauguration of the Pedra Cheirosa wind complex (installed capacity of 48 MW), the heavy investment in the asset base of CPFL Paulista, RGE and RGE Sul distributors, which will undergo the tariff review process in 2018, the ABRADEE award won by CPFL Santa Cruz as the best domestic distributor in its category and by RGE as the best distributor in the Southern region, the integration of RGE Sul, the launch of "CPFL Inova", an open innovation program created by CPFL in partnership with Endeavor Brasil, among others.

It should also be noted that CPFL promoted the merger of the distribution companies CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa (together, the “Merged Companies”) into CPFL Jaguari (“Mergee Company”). The grouping of the concessions of the five companies was carried out through the merger of the assets held by the Merged Companies by the Mergee Company on December 31, 2017.

The disposal of the Company's control was completed on January 23, 2017, when State Grid became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in accordance with applicable regulation, State Grid performed a tender offer for the remaining outstanding common shares of CPFL Energia on November 30, 2017. According to the Material Fact and the Announcement to the Market released on November 30 and December 5, 2017, respectively, as a result of the auction, State Grid acquired 408,357,085 common shares issued by the Company, representing 88.44% of all the shares subject to the Tender Offer and 40.12% of the capital stock of the Company. The common shares were acquired at the price of R$ 27.69, totaling the amount of R$ 11,307,407,683.65. State Grid holds, jointly with ESC Energia, 964,521,902 common shares issued by the Company, raising its jointly interest from 54.64% to 94.75% of the total share capital of the Company.

We continue working on value initiatives for our shareholders and our investment plan (around R$ 10.4 billion for the next 5 years, being R$ 2.1 billion for 2018), with financial discipline, efforts and commitment of our teams and the trust of our new controlling shareholders, reinforcing CPFL's commitment to its long-term development strategy.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, being more prepared and well positioned to face the challenges of the country.

SHAREHOLDERS’ STRUCTURE (simplified)

CPFL Energia is a holding company that owns stake in other companies:

Reference date: 12/31/2017

Notes:

(1) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas;

(2) RGE Sul is held by CPFL Energia (76.3893%) and by CPFL Brasil (23.4561%).

2.        Comments on the macroeconomic and regulatory scenario

Macroeconomic Scenario

The year 2017 was marked by a favorable external environment, with positive influence for emerging economies, which contributed to improved expectations in our internal environment.  Among the highlights are the healthy performance of the U.S. economy, which registered positive results in key activity indicators, with GDP growth of 2.3%(1) in 2017. Stronger performance came from the Eurozone and China – whose 2017 GDP were  2.5%(2) and 6.9%(2), respectively, support the views that the world economy will continue to grow – had positive impacts on the domestic scenario.   According to the IMF, the global economy should grow 3.8%(2) in 2018-2019.

After two years of recession and a significant worsening of key economic indicators, 2017 marked the start of the resumption of domestic activity.  Driven by strong performance by the automotive, mining and the electronic and IT goods sectors, industrial production grew 2.5%(3) in 2017, surpassing the estimates made at the start of the year.   Other highlights include the reduction of excessive inventories and the gradual improvement in the business environment, which was evident from the rebound in business confidence to pre-crisis levels.  According to market estimates, industrial production should grow 4.0%(3) in 2018, recovering some of the losses accumulated during the recession.

1 Source: Bureau of Economic Analysis (BEA).

2 Source: International Monetary Fund (IMF).

3 Source: Bulletin Focus (03/02/18).

The recovery in industrial activity during 2017 was accompanied by the recovery in the labor market and in domestic consumption.  Despite the contribution from the informal sector, employment rate has though 2017 (increase of 2.1%), accompanied by an increase in real wage, which grew 3.2%(4) in 2017. The easing of prices, better unemployment rate (11.8%(5) in December,2017), nonrecurring factors that stimulate economic activity, such as withdrawals from inactive FGTS accounts, which injected R$44 million in the domestic market, positively contributed to the rebound in consumption conditions, which is a fundamental driver of growth of the Brazilian economy.

The positive shock from food supply is another positive highlight as it ensured a sharp decline in the major price indices.  In 2017, IPCA and IGP-M stood at 2.9%(5) and -0.5%(6), respectively, below the floor of inflation targets.  For 2018, the market projects both indices to remain at the center of the target range, at 3.7% and 4.2%, respectively(5).

In light of the very low inflation, Brazil’s central bank defined a clearly expansionist monetary policy, announcing a series of adjustments to the interest rate during the year.  The benchmark Selic rate ended 2017 at 7.0%7. In February/2018 meeting, Copom approved an additional reduction of Selic Rate to 6.75%.It is worth noting that some financial institutions point to the probability of an additional reduction of 25 bps (6.5% during the course of 2018), as a clear signal from the central bank regarding stimulus to the economy.

Lastly, it is worth highlighting that some structural challenges still remain for the coming years, such as the level of idle capacity across industry, the need for productive investments and the push for reforms to make sure that public accounts remain sustainable.  The elections in 2018 place on standby some of these issues, such as the debate on structural reforms, and also bring some volatility to economic projections.  To sum up, the market is projecting a gradual resumption of growth for the Brazilian economy of 2.9% in 2018(3).

REGULATORY ENVIRONMENT

The main changes to the sector regulations in 2017 in the distribution segment are outlined below:

1)    Update of sub-modules 4.4 and 4.4A of the Tariff Regulation Procedures (PRORET) through Normative Resolution 796 of December 12, 2017, which regulates the financial component, among others, of the estimated hydrological risk in tariff processes (adjustment or review) and the monthly determination of the Centralization Account of Dynamic Pricing Funds (CCRBT), which enables the mitigation of cash mismatch for distributors;

4 Source: LCA Consultants.

5 Source: Brazilian Institute of Geography and Statistics (IBGE).

6 Source: Fundação Getúlio Vargas (FGV).

7 Source: Brazilian Central Bank.

2)    Order 2,705, of August 29, 2017, which determines the recalculation of CVA balance and  transfer of Overcontracted Energy, for the accrual period from January 2012 to December 2014, due to the recalculation of the load made by CCEE, which allows for the compensation of variations in the cost of energy purchase incurred by distributors in this period;

3)    Creation of sub-module 2.9 of PRORET through Normative Resolution 791 of November 14, 2017, which regulates and establishes eligibility criteria for requests from distribution concessionaires for Extraordinary Tariff Review, which enables greater predictability, transparency and fairness, on the part of ANEEL, in analyzing any claims from this tariff process;

4)    Improvement of the Organization Standard 040/2013-ANEEL through Normative Resolution 798 of December 12, 2017, effective from July 2018, which governs the execution, by ANEEL, of Regulatory Impact Analysis (AIR) and its accompanying AIR Report as a way of promoting greater transparency and enhancing the coherence of regulatory acts issued by the regulatory agency;

5)    Creation of sub-module 5.1 through Normative Resolution 800 of December 19, 2017, which establishes CDE procedures for preparing the annual budget, procedures for fixing annual quotas, definition of fund transfers from the sector fund to cover the costs of tax benefits on tariffs applicable to users of electricity distribution and transmission services, economic and financial management of the sector fund, as well as reporting and disclosure of information. These procedures provide greater transparency and predictability to distributors regarding the funds to be paid into or received from the CDE sector fund;

ELECTRICITY TARIFFS AND PRICES

Distribution Segment

•         Annual Tariff Adjustment (ATA):

The following distribution companies had tariffs adjusted in March 2017:

The following distribution companies had tariffs adjusted in April, June and October 2017

Generation Segment

Electricity sale contracts of generators contain specific adjustment clauses, whose main index is the average annual variation measured by the IGP-M. Contracts signed in the Regulated Contracting Environment (ACR) are indexed to the IPCA, and bilateral contracts signed by the indirect subsidiary Campos Novos Energia (Enercan) use a combination of dollar and IGP-M indexes.

3.        Operating Performance

ENERGY SALES

In 2017, electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,376 GWh, an increase of 14.6% (6,798 GWh) compared to 2016, a reflect of the acquisition of RGE Sul, in October 2016. Disregarding the effect of this acquisition (in November and December 2016, and in 2017), the increase would be of 2.7% (1,219 GWh).

It is noteworthy the performance of the residential and industrial segments, which together accounted 63.3% of the electricity sales to final consumers:

•       Residential Class: increase of 16.1%, if we consider the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 2.6%, reflecting the low comparison base of 2016 and the resumption of economy activity.

•       Commercial Class: increase of 5.2%, if we consider the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have a reduction of 4.5%, reflecting the lower sales of the distribution companies to the captive market, due to the migration of customers to the free market. This effect was partially offset by the higher sales made by the commercialization companies to free customers.

•       Industrial Class: increase of 12.6%, if we consider the acquisition of RGE Sul. Disregarding the effect of this acquisition, we would have an increase of 7.1%, reflecting the higher sales made by the commercialization companies and by the assets of renewable generation (controlled by CPFL Renováveis) to free customers. This effect was partially offset by the lower sales of the distribution companies to the captive market, due to the migration of customers to the free market.

Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 16,337 GWh, which represented an increase of 33.3% (4.085 GWh), mainy due to the increases in sales by the commercialization companies (through bilateral contracts) and licensees, which serve residential consumers.

PERFORMANCE IN THE ELECTRICITY DISTRIBUTION SEGMENT

The Group maintained its strategy of encouraging the dissemination and sharing of best management and operational practices at its distributors in an effort to increase operational efficiency and improve the quality of services provided to clients.

Find below the results posted by distributors in the main indicators that measure quality and reliability of power supply. The Equivalent Duration of Interruptions (SAIDI) measures the average duration, in hours, of interruptions suffered by consumers in the year, while the SAIFI (Equivalent Frequency of Interruptions) measures the average number of interruptions suffered per consumer per year.

Note: considering the merger of the distribution companies considerando, SAIDI would be 6.13 and SAIFI would be 5.04, in 2017.

PERFORMANCE IN THE ELECTRICITY GENERATION SEGMENT

In 2017, CPFL Energia continued its expansion in the Generation segment, with a 0.8% increase in its installed capacity, from 3,259 MW to 3,283 MW, considering its 51.60% interest in CPFL Renováveis. This increase was driven by the expansion of CPFL Renováveis.

On December 31, 2017, the portfolio of CPFL Renováveis totaled 2,103 MW of installed capacity in operation, comprising 39 SHPPs (423 MW), 45 wind farms (1,309 MW), 8 biomass-powered thermal power plants (370 MW) and 1 solar plant (1 MW). Still under construction is 1 SHPP (29.9 MW), which startup schedule is in 2020.

In June 2017, wind farms of Pedra Cheirosa Complex (Pedra Cheirosa I and II), located in the municipality of Itarema, State of Ceará, started operations on June 27, 2017, with almost a year of anticipation. The installed capacity is of 48.3 MW (enough to supply a city of 120,000 habitants).

4.        Economic and Financial Performance

The Management’s comments on economic and financial performance and the operating results should be read together with the financial statements and notes to the financial statements.

Operating Revenue

Gross operating revenue was of R$ 40,053 million, representing an increase of 30.1% (R$ 9,269 million), due to: (i) the variation of R$ 3,996 million in the sectoral financial assets and liabilities, from a liability of R$ 2,095 million in 2016 to an asset of R$ 1,901 million in 2017; (ii) the increase of 73.3% (R$ 2,600 million) in the electricity sales to wholesalers; (iii) the increase of 6.9% (R$ 1,648 million) in electricity sales to final consumers; (iv) the increase of 53.1% (R$ 719 million) in the revenue with construction of concession infrastructure; (v) the increase of 7.7% (R$ 287 million) in other operating income; and (vi) the increase of 9.8% (R$ 18 million) in the update of concession’s financial asset.

Deductions from operating revenue were of R$ 13,309 million, presenting an increase of 14.0% (R$ 1,636 million). Net operating revenue was of R$ 26,745 million, representing an increase of 39.9% (R$ 7,633 million).

Operating Cash Flow - EBITDA

EBITDA is a non-accounting measurement calculated by Management as the sum of income, taxes, financial income/loss, depreciation and amortization. This measurement serves as an indicator of management performance and is usually monitored by the market. Management complied with the concepts of CVM Instruction 527 of October 4, 2012, while calculating this non-accounting measurement.

Reconciliation of Net Income and EBITDA
	2017	2016
Net Income	1,243,042	879,057
Depreciation and Amortization	1,529,052	1,291,165
Assets Surplus Value Amortization	579	579
Financial Income/Loss	1,487,554	1,453,474
Social Contribution	168,728	150,859
Income Tax	434,901	350,631
EBITDA	4,863,856	4,125,766

Operating cash flow, as measured by EBITDA, reached R$ 4,864 million, an increase of 17.9% (R$ 738 million), mainly due to the increase of 39.9% (R$ 7,633 million) in net operating revenue. This effect was partially offset by the increases of 50.9% (R$ 5,701 million) in costs with energy purchase and sector charges and of 29.1% (R$ 1,194 million) in operating costs and expenses, including expenses with private pension fund and costs with construction of concession infrastructure.

Net Income

In 2017, net income reached R$ 1,243 million, an increase of 41.4% (R$ 364 million), mainly due to the increase of 17.9% (R$ 738 million) in EBITDA. This effect was partially offset by the increases of 18.4% (R$ 238 million) in depreciation and amortization, of R$ 102 million in Income Tax and Social Contribution and of 2.3% (R$ 34 million) in net financial expenses.

Allocation of Net Income from the Fiscal Year

The Company’s Bylaws require the distribution of at least 25% of net income adjusted according to law, as dividends to its shareholders. The proposal for allocation of net income from the fiscal year is shown below:

Minimum Mandatory Dividend (25%)

The Board of Directors propose the payment of R$ 280 million in dividends to holders of common shares traded on B3 S.A. - Brasil, Bolsa, Balcão (B3). This proposed amount corresponds to R$ 0.275259517 per share, related to the fiscal year of 2017.

Statutory Reserve – Working Capital Reinforcement

For this fiscal year, considering the current macro scenario with an incipient economic recovery, and also considering the uncertainties regarding hydrology, the Company's Management is proposing the allocation of R$ 747 million to the statutory reserve - working capital reinforcement.

Debt

At the close of 2017, gross financial debt (including derivatives) of the Company reached R$ 19,615 million, presenting a decrease of 8.2%. Cash and cash equivalents totaled R$ 3,250 million, a decrease of 47.3%. As such, net financial debt increased 7.7% to R$ 16,366 million.

The increase in financial debt was to support the strategic expansion of the Group’s business, such as financing for greenfield projects conducted by CPFL Renováveis. Furthermore, however, CPFL Energia adopts a pre-funding strategy whereby it anticipates funding of debt that matures in 18 to 24 months.

5.        Investments

In 2017, investments of R$ 2,570 million were made in business maintenance and expansion, of which R$ 1,883 million was destined to distribution, R$ 630 million to generation (R$ 621 million to CPFL Renováveis and R$ 9 million to conventional generation) and R$ 58 million to commercialization, services and others. In addition, we invested R$ 46 million in the construction of CPFL Transmissão’s transmission lines and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non current assets. CPFL Energia’s investments in 2017 include:

Distribution: investments in expansion, maintenance, improvement, automation, modernization and strengthening the electricity system to meet market growth, in operational infrastructure, customer service and research and development programs, among other areas. On December 31, 2017, our distributors had 9.4 million customers, an increase of 0.2 million customers. Our distribution network consisted of 317,720 kilometers of distribution lines (adding 2,182 kilometers of lines), including 457,602 distribution transformers (adding 7,355 transformers). Our nine distribution subsidiaries had 12,504 kilometers of high voltage distribution lines of between 34.5 kV and 138 kV (adding 323 kilometers of lines). On that date, we had 547 transformer substations, from high voltage to medium voltage, for subsequent distribution (adding 16 substations), with total transformer capacity of 21,105 MVA (adding 3,789 MVA);

Generation: In 2017 were invested R$630 million. From this amount, R$ 9 million were invested in Conventional Generation and R$ 621 million invested in Renewable Generation, mainly focused on the Pedra Cheirosa Wind Complex that began operations in June 2017 and the Boa Vista SHPP, which is still under construction.

6.        Corporate Governance

The corporate governance model adopted by CPFL Energia and its subsidiaries is based on the principles of transparency, equity, accountability and corporate responsibility.

In 2017, CPFL marked 13 years since being listed on the B3 and the New York Stock Exchange (“NYSE”). With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the B3 with Level III ADRs, a special segment for companies that comply with corporate governance best practices. All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (“Board”), its decision-making authority, and the Board of Executive Officers, its executive body. The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 members, of which 2 independent members.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes, Risks and Sustainability, People Management and Related Parties), all coordinated by a director, which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability, the surveillance of internal audits and analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

The Board of Executive Officers is made up of 1 Chief Executive Officer, 1 Deputy Chief of Executive Officer and 6 Vice Presidents, with terms of two years, eligible for reelection, responsible for executing the strategy of CPFL Energia and its subsidiaries as defined by the Board of Directors in line with corporate governance guidelines. To ensure alignment of governance practices, Executive Officers sit on the Boards of Directors of companies that make up the CPFL group and nominate their respective executive officers.

CPFL has a permanent Fiscal Council, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ir.

7.        Capital Markets

The shares of CPFL Energia, which have a free float of 5,25% (up to December 31, 2017), are listed both on the São Paulo Stock Exchange (BM&FBovespa) and the New York Stock Exchange (NYSE). In 2017, CPFL Energia shares deppreciated 23.2% on the BM&FBovespa and 25.7% on the NYSE, closing the year at R$ 19.35 per share and US$ 11.44 per ADR, respectively. The average daily trading volume in 2017 was R$ 48.6 million, of which R$ 35.9 million on the BM&FBovespa and R$ 3.9 million on the NYSE, representing a decrease of 12% over 2016. Number of trades on the BM&FBovespa decreased 55%, from a daily average of 7,049 trades in 2016 to 3,167 in 2017.

8.        Sustainability and Corporate Responsibility

We develop initiatives that generate shared value between the company and its stakeholders in order to ensure competitiveness, through excellence in operations, and contribute to better economic, social and environmental conditions in the areas of influence. In line with the strategic plan of the CPFL Group, the commitments and business guidelines for sustainable development must be incorporated into the decision-making process and actions. See the highlights below.

Sustainability Platform: management tool that includes performance indicators and targets related to issues that are important for the sustainability of the CPFL Group, which are defined based on its positioning and strategy for the short, medium and long terms, as well as from the perspective of its key stakeholder groups. Starting 2018, we have incorporated the United Nation’s Sustainable Development Goals (SDG) in the Platform as part of our implementation process.

Sustainability Committee: executive management body responsible for monitoring the Platform, evaluating and recommending the inclusion of sustainability criteria and guidelines in the decision-making process, monitoring trends and critical topics for the sustainable development of the company.

Climate Change: we maintain our strategic focus on low carbon businesses and projects that aim to combat climate change and its effects, such as the internal study on carbon pricing and working together with organizations such as the Global Compact Brazil, the Brazilian Business Council for Sustainable Development (CEBDS), World Business Council for Sustainable Development (WBCSD), Fundação Getúlio Vargas (FGV), Business Initiatives on Climate (IEC), and other initiatives and business groups.

Ethics Management and Development System (SGDE): The SGDE was restructured on 8/31/2016 and was constantly monitored, in all stages, by the Board of Directors through the Management Processes, Risks and Sustainability Committee and the Audit Board, also regarding the flows of ethical records received. The SGDE is currently based on seven elements, which are considered key for the operations of the holding company and its subsidiaries in the ethics management culture. These are:

1-    Code of Ethical Conduct;

2-    Ethics and Business Conduct Committee (COMET);

3-    Charter of COMET;

4-    External Ethics Channel;

5-    Complaints Processing Commission (CPD);

6-    Disclosure Plan; and

7-    Training.

We can highlight the SGDE initiatives that were implemented, such as: Selo Pró-Ética 2017. The award was given by the Federal Controller General (CGU) to a select group of 23 companies (from among 375 who registered for the awards), who foster the voluntary adoption of integrity measures and are committed to implementing actions designed to prevent, detect and remedy acts of corruption and fraud. Implementation of SGDE at RGE Sul.  Workshop on SGDE, covering all direct subsidiaries of the Group.  Specific Executive Channels (internal notices) resulting from COMET meetings.   Integrity Week which, among other initiatives, featured a lecture by Leandro Karnal, professor at Unicamp, on the topic “Corruption, the actions each of us in our daily lives.” The Committee held eight meetings in 2017 to address topics related to ethics management and to analyze suggestions, complaints and queries received during the period.

Human Resources Management: the company ended 2017 with 13,0088 employees (12,879 in 2016), which represents a turnover rate of 17.67%9 (17.92% in 2016). The Group companies maintained their management and training programs focused on honing skills of strategic importance to the business, leadership succession, boosting productivity and occupational health and safety. Average training hours per employee stood at 75.5210 (79.8 in 2016), higher than the  average of 47 hours as per the Sextant Survey 2017 for the Energy Market and 32 hours for the General Market. The company received the Learning & Performance Brasil 2017 award for its Community Electrician Training School project.

Value Network: in 2017, 90 supplier companies participated in the program and three meetings were held, which addressed the following topics: Law on Outsourcing, Workplace Safety and Risk Perception, Strategic Plan and Future Perspectives.

Community relations: (i) Culture – In 2017, the CPFL Institute expanded its operations by widening the CPFL Circuit and integrating CPFL Energia’s social programs. Some of the highlights were the sports initiatives of Energy Circuit, which this year organized running and hiking events in several cities in Rio Grande do Sul, and the inauguration, also in that state, of a community library in Nova Hartz through a partnership between the social department of CPFL Institute and Instituto Ecofuturo, which also featured a free concert by the State Youth Orchestra.

A series of special editions of the Café Filosófico CPFL program were held in venues such as MASP (with Leonardo Padura), Teatro Shopping Iguatemi Campinas (with Mia Couto, Clóvis de Barros Filho and Luiz Felipe Pondé); in partnership with the São Paulo Museum of Modern Art (MAM-SP), the “Paisagem” exhibition was held at the Art Gallery of the CPFL Institute in Campinas, an unprecedented record of the renowned museum’s collection; The nearly 150 events held in Campinas and São Paulo, which included Café Filosófico CPFL, visits to exhibitions, concerts and movie sessions, were visited by over 32,000 people; The CPFL Circuit held 136 events in 96 cities, including free sessions at Cine Solar, Cine Autorama and the São Paulo International Film Festival, as well as sports events such as running, hikes and bike rides, all of which registering a total audience of 50,000. Online audience: online streaming registered a jump from 47,000 to 167,000 viewers, as well as 132,000 followers on Facebook (115 at the end of 2016). We also reached 140,000 subscribers on the Café Filosófico and CPFL Institute pages on YouTube. (ii) Support for Municipal Councils on the Rights of Children and Adolescents (CMDCA) (1% of Income Tax) – In 2017, the Group companies donated R$850,000.00 to the Municipal Fund for Children and Adolescents of 13 municipalities in the concession area. The donation will support the Councils in implementing projects and in a specific training and institutional development program in 2018; (iii) Support to Municipal Councils for the Rights of the Elderly – CMDI (1% of Income Tax) - In 2017, the Group companies donated R$850,000.00 to the Municipal Fund for the Elderly of 2 municipalities to support technology development projects and a program focused on the elderly wing in two hospitals; (v) Volunteer Work – In 2017, 80 volunteer actions were organized in which h around 1,500 volunteers participated. The actions organized in ten cities in the concession area benefitted approximately 5,000 people directly; (v) Support to Pronon - National Program to Support Oncological Services (1% of Income Tax) - in 2017, the Group companies donated R$850,000.00 to support technological development projects at Cancer Hospitals in two municipalities in the concession area.  The projects will be rolled out in 2018; (vi) Energy efficiency (0.5% of net operating income) – over R$97.7 million were invested, with about R$54.0 million going to projects targeted at consumers with low purchasing power, which resulted in:  (a) the regularization of 3,057 customers; (b) the replacement of 5,746 refrigerators; (c) the replacement of 188,135 light bulbs with more efficient models (LED); (d) the installation of 5,275 solar heaters, 3,500 heat exchangers and 6,438 E-Power electronic controllers to reduce shower consumption, and the execution of educational projects; (e) the educational projects CPFL nas Escolas and the Educational Program on Energy Efficiency in Industries (PEEE), at 32 municipal and state government schools, training 14,032 students, 2,392 teachers in 32 cities at an investment of more than R$4.9 million.  Moreover, the following were made more efficient: (f) 39 public buildings, 19 schools, 34 hospitals and 17 charitable institutions, at an investment of over R$5.7 million;  (g) bonus residential project that involved the replacement of 7,053 refrigerators and 43,617 LED light bulbs at an investment of over R$12.8 million; (h) 4 municipal energy management projects, at investments of over R$78,900; (i) 3 commercial projects at investments of over R$3.6 million; (i) 3 industrial projects at investments of over R$4.2 million; and (k) public lighting projects that involved replacing 1,618 lamps at an investment of over R$2.0 million.  Of this total, R$87.3 million (0.4%) was invested in clients and R$10.4 million (0.1%) was provisioned, in accordance with Federal Law 13,280/2016, to be transferred at an opportune time to PROCEL; (vii) Geekie Project – aims to reduce learning gaps among students and train teachers and regional managers by implementing an online adaptive learning platform. In 2017, 4,600 students from 15 public schools in Botucatu, São Paulo, and 18,000 students from 41 public schools in Caxias do Sul, Rio Grande do Sul, benefitted from the project. The investment amounted to R$2.3 million, which was financed by the Social Subcredit facility of the BNDES; (viii) Tamboro Project – aims to implement new educational methodologies by using an adaptive learning platform based on games. In 2017, 4,200 students from 14 public schools in Sumaré, São Paulo, benefitted, and the project started to be implemented in Santos, SP, where it is expected to benefit 7,600 students from 14

8 Includes RGE Sul

9 Does not include RGE Sul

10 Does not include RGE Sul

public schools. The investment amounted to R$1.2 million, which was financed by the Social Subcredit facility of the BNDES; (ix) ToLife Project - Implementation of a system for classifying clinical risk and organizing patient flows at emergency rooms in public hospitals and/or hospitals that serve the National Health System (SUS). In 2017, 6 health care units in Campinas, including the facility at Unicamp, 3 units in Sorocaba and one in Americana, all in São Paulo, benefitted. The investment was R$758,000, which was financed by the Social Subcredit facility of the BNDES; (x) Community Library Project – aims to democratize access to literature and contribute to the effectiveness of Federal Law 12,244/10, which determines that by 2020 all educational institutions in Brazil must have a library. In 2017, construction of three libraries continued in the state of São Paulo (Marília, Bebedouro and Campinas), and two libraries in Igrejinha and Nova Hartz, Rio Grande do Sul.  The investment was R$954,000, which was financed by the Social Subcredit facility of the BNDES; and (xi) Electrician School – aims to form a group of trained electricians and mitigate the risks of a labor blackout.  It is also a social investment since it offers free training for the job market, while also training future employees in the pre-employment phase. In 2017, we trained 236 new electricians, of whom 72 were hired.

Environment management: (i) CPFL Energia’s greenhouse gas emissions 2016 inventory received the gold medal from the Brazilian GHG Protocol Program and all inventory-related information is available at http://registropublicodeemissoes.com.br/participantes/1077; (ii) CPFL Energia stock was also selected, for the 13rd straight year, to the Corporate Sustainability Index (ISE) portfolio of the BM&FBovespa for 2017;  and (iii) each Group company implemented projects to mitigate the social and environmental impacts of its projects, with the following worth mention:

Energy Generation – Foz do Chapecó HEP – Integrated Management System (SGI)

In November 2017, FCE received from the British Standards Institution (BSI), the certifying authority, an upgrade recommendation for the company’s ISO 9001 and 14001 certifications. The recommendation came after an audit conducted between November 6 and 16. In the same audit, the maintenance of the company’s OHSAS 18001 certification was recommended.  Social and Environmental Management: Some of the 2017 highlights, in the social and environmental domain, were:  (i) the release of more than 270,000 fingerlings into the plant reservoir as part of initiatives to repopulate the lake. The environmental license establishes the commitment to release 200,000 fingerlings/year during the period of the Operating License; (ii) the signing of the terms of the agreement with fishermen associations to transfer funds that are being used in the construction of three Fishing Support Points upstream to the plant, in the state of Santa Catarina; (iii) transfer of R$4.5 million through Tax Incentive Laws to sponsor projects that directly serve municipalities affected by the project.  Notable among the projects are the construction of Museu dos Balseiros in Chapecó/SC; the maintenance of social inclusion centers for children and youth in Alpestre/RS, with free soccer and martial arts workshops; the sponsorship of theater tours and circus shows to be performed in 2018 at public schools; the project for the construction of an athletics track at the Community University of Chapecó Region (Unochapecó); support to the Brazilian Association of Cancer Patients for the purchase of electrolarynx devices for patients who lost their ability to speak after this type of neoplasm; as well as projects that value traditional dance and music groups from the region and the staging of operas and other cultural shows, all free of charge, promoting the universalization of culture around the plant. Research & Development: In 2017, FCE invested R$8.0 million in its Research & Development Program, with R$3.2 million allocated to the National Scientific and Technological Development Fund (FNDCT) and R$1.6 million allocated to the Ministry of Mines and Energy.  Another R$3.2 million were directly invested in projects involving universities, research centers and technology companies.  CERAN – throughout 2017 it launched and consolidated its Sustainability and External Social Investments Policy, wherein it sponsored 90 social projects and selected 34 that received investments of R$11.5 million, of which R$1.7 million came from CERAN's project incentive through its own cash and tax incentive laws, and the balance funded by partners and offsets from proponents.  It launched the Ethics and Integrity in Business Conduct Program pursuant to Federal Law 12,846/2013. The Company has a certified Integrated Management System at its headquarters and in its plants (Monte Claro, Castro Alves and 14 de Julho), according to ISO standards 9001:2008, ISO 14001:2004 and OHSAS 18001:2007, which at the end of 2017, after third-party audit, were recommended for recertification; in 2017, the Ceran complex was awarded the Eloy Chaves medal for its indicators and its Workplace Safety Policy; Campos Novos HEP (Enercan) - (i) in 2017, it launched the Ethics and Integrity in Business Conduct Program pursuant to Federal Law 12,846/2013, with the target of implementing a hotline for complaints in 2018;  (ii) the initiatives supported for regional development in the cultural, social and environmental and economic areas received applications from 78 projects, from which 45 were selected and received R$7.9 million in financial aid, and of that amount R$3.5 million came from ENERCAN through tax incentive laws and own cash, while the balance was funded by partnerships and offsets from proponents;  (iii) for the sixth straight year, ENERCAN organized the Conservation Project for Permanent Preservation Areas (PPA) in partnership with residents along the reservoir of the Campos Novos HEP, rewarding the five best initiatives. Currently the program has approximately 45% of the lake’s neighboring residents participating in it. (iv) 2017 was marked by the celebrations of 10 years of commercial operation of the Campos Novos HEP, with the positive results earning the company, for the second time, the title as the best company in Brazil's electricity sector in Valor’s 1000 ranking – the first time was in 2013; (v) in 2017, it published its Greenhouse Gas Emissions Inventory through FGV’s GHG Protocol platform, earning the silver seal; (vi) it released 22,000 fingerlings of native fish species into Campos Novos HEP’s reservoirs, a program that has an in vivo gene bank of migrating species from the Uruguay River basin, where the fingerlings are nurtured for release; Barra Grande HEP (BAESA) - (i) In 2017, the Social and Environmental Responsibility Program received applications from 39 projects, selecting 21 projects, which received financial aid of R$5.4 million, of which 83.7% were funded by partnerships and offsets and are focused on income generation, environment, culture, sports, public safety and social development; (ii) it held the sixth edition of the Program to Encourage Conservation of the Permanent Preservation Area of the Reservoir, which rewards ten (10) residents from the region who developed the best environmental conservation and preservation practices; (iii) BAESA's transparency and correct declaration of greenhouse gas emissions (GHG) earned it the Gold Seal from the GHG Protocol. The Gold Seal is the highest honor conferred by the Program and attests to the transparency of the information provided in BAESA’s 2016 Inventory. In 2017 BAESA also received the renovation of its Carbon Credit Project for another 10 years after an audit and registration with the Verified Carbon Standard (VCS); (iv) published its Sustainability Report in the GRI G4 standard in the essential version through an audit carried out by KPMG; (v) in the environmental area, 2017 marked the end of the three (3) year cycle of the Experimental Program of the release of fingerlings of native species into the reservoir of Barra Grande HEP, with a total of 141,500 fingerlings released into the lake.  The program has an in vivo gene bank of migrating species from the Uruguay River basin from where the fingerlings originate.

Energy distribution - (i) its Advanced Stations are periodically assessed for environmental risks and legal requirements, and a ranking system and action plan for improvements are prepared; (ii) for environmental emergencies, the distributors have agreements with a specialized company and an environmental insurance.  For minor incidents, the Advanced Stations and vehicles equipped with hydraulic devices carry environmental emergency kits for immediate use; (iii) CPFL Paulista, RGE and CPFL Santa Cruz, in partnership with the municipal governments of fifteen cities in their concession areas, expanded the Arborização + Segura Project, which seeks to revitalize urban forestry by replacing trees that pose risks to residents and the power grid with species that require less pruning and coexist better with the grid.

9.        Independent Auditors

KPMG Auditores Independentes (KPMG) was engaged by CPFL Energia to audit the financial statements of the Company as an independent auditor.  In accordance with CVM Instruction 381/03, we inform that in 2017 KPMG provided services not related to external audit, whose aggregate fees were more than 5% of all fees paid for the audit service (corporate, regulatory and SOX).

For the fiscal year ended on December 31, 2017, KPMG provided, in addition to the audit of corporate and regulatory financial statements, review of interim information and SOX audit, the following services:

Nature	Contract	Duration
Comfort letter for issue of debentures	12/28/2016	Fiscal Years from 2017 to 2021
Compliance with financial covenants	12/28/2016	Fiscal Years from 2017 to 2021
Previously agreed procedures – Audit of R&D projects	08/18/2016	24 months
Other previously agreed procedures	08/03/2017	Less than 1 year
Accounting reports for corporate restructurings	09/01/2017	Less than 1 year
Tax revision – Bookkeeping and Tax Accounting (ECF)	12/28/2016	Fiscal Years from 2017 to 2021
Other tax compliance services	05/27/2016 and 09/01/2017	16 and 12 months
Previously agreed procedures - Tax rectifications of previous years	08/01/2016	12 months
Mapping of tax risks for corporate restructurings	08/31/2016	12 months
Audit of Sustainability Report of joint venture	2017	12 months
Due Diligence	02/23/2016	20 months

We contracted a total of R$ 2.508 thousand for the above services, which corresponds to approximately 60% of the fees for external audit of the corporate and regulatory financial statements, revision of interim information and SOX audit for the fiscal year 2017, of the Company and its subsidiaries.

The hiring of independent auditors, in accordance with the Bylaws, is recommended by the Audit Board. The Board of Directors deliberates on the selection or removal of independent auditors.

Pursuant to CVM Instruction 381/03, KPMG represented to the Management of CPFL Energia that the provision of the above-mentioned services does not affect the independence and objectivity required for the performance of external audit services.

10.  Acknowledgements

The Management of CPFL Energia thanks its shareholders, customers, suppliers and communities in the areas of operations of its subsidiaries for their trust in the Company in 2017. It also thanks, in a special way, its employees for their competence and dedication in meeting the objectives and targets set.

The Management

For more information on the performance of this and other companies of the CPFL Energia Group, visit www.cpfl.com.br/ir.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

NOTES TO FINANCIAL STATEMENTS

CPFL Energia S.A.
Statements of financial position at December 31, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
ASSETS		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Current assets
Cash and cash equivalents	5	6,581	64,973	3,249,642	6,164,997
Consumers, concessionaires and licensees	6	-	-	4,301,283	3,765,893
Dividends and interest on capital	12	204,807	642,978	56,145	73,328
Income tax and social contribution to be offset	7	17,051	53,246	88,802	143,943
Other taxes recoverable	7	46,699	29,589	306,244	259,905
Derivatives	33	-	-	444,029	163,241
Sector financial asset	8	-	-	210,834	-
Concession financial asset	10	-	-	23,736	10,700
Other receivables	11	243	229	900,498	797,181
Total current assets		275,382	791,016	9,581,212	11,379,187

Noncurrent assets
Consumers, concessionaires and licensees	6	-	-	236,539	203,185
Intragroup loans	30	127,147	52,582	8,612	47,631
Escrow deposits	21	665	710	839,990	550,072
Income tax and social contribution to be offset	7	-	-	61,464	65,535
Other taxes recoverable	7	-	-	171,980	132,751
Sector financial assets	8	-	-	355,003	-
Derivatives	33	-	-	203,901	641,357
Deferred tax assets	9	145,779	171,073	943,199	922,858
Advances for future capital increases	12	350,000	-	-	-
Concession financial asset	10	-	-	6,545,668	5,363,144
Investments at cost		-	-	116,654	116,654
Other receivables	11	5,761	26,261	840,192	766,253
Investments	12	8,557,673	7,866,100	1,001,550	1,493,753
Property, plant and equipment	13	1,170	1,199	9,787,125	9,712,998
Intangible assets	14	71	24	10,589,824	10,775,613
Total noncurrent assets		9,188,266	8,117,948	31,701,701	30,791,805

Total assets		9,463,648	8,908,964	41,282,912	42,170,992

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of financial position at December 31, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Current liabilities
Trade payables	15	1,644	3,760	3,296,870	2,728,130
Borrowings	16	-	-	3,589,607	1,875,648
Debentures	17	1,938	15,334	1,703,073	1,547,275
Private pension plan	18	-	-	60,801	33,209
Regulatory charges	19	-	-	581,600	366,078
Income tax and social contribution payable	20	-	-	81,457	57,227
Other taxes, fees and contributions	20	717	454	628,846	624,317
Dividends		281,919	218,630	297,744	232,851
Estimated payroll		-	-	116,080	131,707
Derivatives	33	-	-	10,230	6,055
Sector financial liability	8	-	-	40,111	597,515
Use of public asset		-	-	10,965	10,857
Other payables	22	17,594	17,577	961,306	807,623
Total current liabilities		303,812	255,755	11,378,688	9,018,492

Noncurrent liabilities
Trade payables	15	-	-	128,438	129,781
Borrowings	16	-	-	7,402,450	11,168,394
Debentures	17	184,388	612,251	7,473,454	7,452,672
Private pension plan	18	-	-	880,360	1,019,233
Other taxes, fees and contributions	20	-	-	18,839	26,814
Deferred tax liabilities	9	-	-	1,249,591	1,324,134
Provision for tax, civil and labor risks	21	600	1,008	961,134	833,276
Derivatives	33	-	-	84,576	112,207
Sector financial liability	8	-	-	8,385	317,406
Use of public asset		-	-	83,766	86,624
Allowance for investment losses	12	-	19,302	-	-
Other payables	22	13,320	50,628	426,889	309,292
Total noncurrent liabilities		198,308	683,189	18,717,881	22,779,832

Equity	23
Issued capital		5,741,284	5,741,284	5,741,284	5,741,284
Capital reserves		468,014	468,014	468,014	468,014
Legal reserve		798,090	739,102	798,090	739,102
Statutory reserve - concession financial asset		826,600	702,928	826,600	702,928
Statutory reserve - working capital improvement		1,292,046	545,505	1,292,046	545,505
Dividend		-	7,820	-	7,820
Accumulated comprehensive income		(164,506)	(234,633)	(164,506)	(234,633)
Retained earnings		-	-	-	-
		8,961,528	7,970,020	8,961,528	7,970,021
Equity attributable to noncontrolling interests		-	-	2,224,816	2,402,648
Total equity		8,961,528	7,970,020	11,186,344	10,372,668

Total liabilities and equity		9,463,648	8,908,964	41,282,912	42,170,992

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of income for the years ended December 31, 2017 and 2016
(In thousands of Brazilian reais, except earnings per share)

	Note	Parent company		Consolidated
		2017	2016	2017	2016
Net operating revenue	25	1	1,713	26,744,905	19,112,089
Cost of electric energy services
Cost of electric energy	26	-	-	(16,901,518)	(11,200,242)
Cost of operation	27	-	-	(2,771,145)	(2,248,795)
Cost of services rendered to third parties	27	-	-	(2,074,611)	(1,357,032)

Gross profit		1	1,713	4,997,632	4,306,020
Operating expenses	27
Selling expenses		-	-	(590,232)	(547,251)
General and administrative expenses		(42,771)	(50,860)	(947,072)	(849,416)
Other operating expenses		-	-	(438,494)	(386,746)

Income from electric energy services		(42,770)	(49,147)	3,021,834	2,522,608

Equity interests in subsidiaries, associates and joint ventures	12	1,349,766	922,362	312,390	311,414
Finance income (costs)	28
Finance income		12,983	70,878	880,314	1,200,503
Finance costs		(69,454)	(53,694)	(2,367,868)	(2,653,977)
		(56,471)	17,183	(1,487,554)	(1,453,474)
Profit before taxes		1,250,525	890,398	1,846,670	1,380,547
Social contribution	9	(16,950)	(1,075)	(168,728)	(150,859)
Income tax	9	(53,825)	11,562	(434,901)	(350,631)
		(70,775)	10,487	(603,629)	(501,490)

Profit for the year		1,179,750	900,885	1,243,042	879,057

Profit for the year attributable to owners of the Company				1,179,750	900,885
Profit (loss) for the year attributable to noncontrolling interests				63,292	(21,828)
Basic earnings per share attributable to owners of the Company	24			1.16	0.89
Diluted earnings per share attributable to owners of the Company	24			1.15	0.87

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of comprehensive income for the years ended December 31, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Parent company
	2017	2016
Profit for the year	1,179,750	900,885

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the year of subsidiaries	96,000	(394,175)

Total comprehensive income for the year - individual	1,275,750	506,709

	Consolidated
	2017	2016
Profit for the year	1,243,042	879,057

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	96,000	(394,175)

Total comprehensive income for the year	1,339,042	484,882
Attributable to owners of the Company	1,275,750	506,709
Attributable to noncontrolling interests	63,292	(21,828)

The accompanying notes are an integral part of these financial statements

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of changes in shareholders' equity for the year ended December 31, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Earning reserves						Accumulated comprehensive income				Noncontrolling interests
				Statutory reserves
	Issued capital	Capital reserve	Legal reserve	Concession financial asset	Working capital improvement	Dividend	Deemed cost	Private pension plan	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2015	5,348,312	468,082	694,058	585,450	392,972	-	457,491	(272,170)	-	7,674,196	15,320	2,440,623	10,130,140

Total comprehensive income	-	-	-	-	-	-	-	(394,175)	900,885	506,710	-	(21,828)	484,882
Profit for the year	-	-	-	-	-	-	-	-	900,885	900,885	-	(21,828)	879,057
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	(394,175)	-	(394,175)	-	-	(394,175)

Internal changes in equity	-	-	45,044	117,478	545,505	-	(25,778)	-	(682,249)	-	(1,748)	573	(1,176)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(39,058)	-	39,058	-	(2,649)	2,649	-
Tax effect on realization of deemed cost	-	-	-	-	-	-	13,280	-	(13,280)	-	901	(901)	-
Recognition of legal reserve	-	-	45,044	-	-	-	-	-	(45,044)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	117,478	545,505	-	-	-	(662,983)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(1,176)	(1,176)

Capital transactions with owners	392,972	(68)	-	-	(392,972)	7,820	-	-	(218,636)	(210,884)	-	(30,292)	(241,176)
Capital increase	392,972	-	-	-	(392,972)	-	-	-	-	-	-	-	-
Prescribed dividend	-	-	-	-	-	-	-	-	3,144	3,144		-	3,144
Additional dividend proposed	-	-	-	-	-	7,820	-	-	(7,820)	-		-	-
Dividend distributed to noncontrollers	-	-	-	-	-	-	-	-	-	-	-	(30,827)	(30,827)
Dividend proposal approved	-	-	-	-	-	-	-	-	(213,960)	(213,960)	-	-	(213,960)
Capital increase in subsidiaries with no change in control	-	(68)	-	-	-	-	-	-	-	(68)	-	535	467

Balance at December 31, 2016	5,741,284	468,014	739,102	702,928	545,505	7,820	431,713	(666,346)	-	7,970,021	13,572	2,389,076	10,372,668

Total comprehensive income	-	-	-	-	-	-	-	96,000	1,179,750	1,275,750	-	63,292	1,339,042
Profit for the year	-	-	-	-	-	-	-	-	1,179,750	1,179,750	-	63,292	1,243,042
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	-	96,000	-	96,000	-	-	96,000

Internal changes in equity	-	-	58,988	123,673	746,541	-	(25,873)	-	(903,327)	-	(1,739)	1,625	(113)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	-	(39,202)	-	39,202	-	(2,634)	2,634	-
Tax effects on realization of deemed cost	-	-	-	-	-	-	13,329	-	(13,329)	-	896	(896)	-
Recognition of legal reserve	-	-	58,988	-	-	-	-	-	(58,988)	-	-	-	-
Changes in statutory reserve in the year	-	-	-	123,673	746,541	-	-	-	(870,213)	-	-	-	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	(113)	(113)

Capital transactions with owners	-	-	-	-	-	(7,820)	-	-	(276,423)	(284,243)	-	(241,011)	(525,254)
Capital increase (decrease)	-	-	-	-	-	-	-	-	-	-	-	(122,791)	(122,791)
Prescribed dividend	-	-	-	-	-	-	-	-	3,768	3,768	-	-	3,768
Interim dividend	-	-	-	-	-	-	-	-	-	-	-	(7,226)	(7,226)
Additional dividend proposed	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend proposal approved	-	-	-	-	-	(7,820)	-	-	(280,191)	(288,011)	-	(110,994)	(399,005)
Capital increase in subsidiaries with no change in control	-	-	-	-	-	-	-	-	-	-	-	-	-

Balance at December 31, 2017	5,741,284	468,014	798,090	826,600	1,292,046	-	405,840	(570,346)	-	8,961,528	11,833	2,212,983	11,186,344

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of cash flow for the years ended December 30, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Profit before taxes	1,250,525	890,398	1,846,670	1,380,547
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	217	193	1,529,052	1,291,165
Provision for tax, civil and labor risks	61	425	176,609	228,292
Allowance for doubtful accounts	-	-	155,097	176,349
Interest on debts, inflation adjustment and exchange rate changes	61,520	42,395	1,863,311	2,052,959
Pension plan expense (income)	-	-	113,898	76,638
Equity interests in associates and joint ventures	(1,349,766)	(922,362)	(312,390)	(311,414)
Impairment	-	-	20,437	48,291
Loss (gain) on disposal of noncurrent assets	-	-	132,195	83,576
Deferred taxes (PIS and COFINS)	-	-	963	(8,579)
Others	-	-	(19,074)	(1,832)
	(37,443)	11,049	5,506,768	5,015,992
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	(722,406)	(205,828)
Dividend and interest on capital received	1,172,336	1,606,073	730,178	83,356
Taxes recoverable	65,182	3,261	68,184	128,453
Escrow deposits	68	(37)	(248,128)	756,171
Sector financial asset	-	-	(425,004)	2,494,223
Receivables - CDE	-	-	(29,354)	186,052
Concession financial assets (transmission companies)	-	-	(56,665)	(55,134)
Other operating assets	20,485	(10,033)	91,607	265,404

Increase (decrease) in operating liabilities
Trade payables	(2,116)	2,603	565,945	(782,963)
Other taxes and social contributions	263	(1,162)	(261,194)	(63,986)
Other liabilities with private pension plan	-	-	(79,724)	(77,183)
Regulatory charges	-	-	215,522	(514,935)
Tax, civil and labor risks paid	(466)	(1,115)	(206,788)	(216,998)
Sector financial liability	-	-	(1,089,592)	288,144
Payables - amounts provided by the CDE	-	-	17,544	(70,907)
Other operating liabilities	(37,277)	18,203	141,759	(148,967)
Cash flows provided (used) by operations	1,181,032	1,628,842	4,218,652	7,080,894
Interest paid on debts and debentures	(71,844)	(45,470)	(1,846,453)	(1,570,985)
Income tax and social contribution paid	(47,438)	(27,117)	(338,175)	(875,883)
Net cash from operating activities	1,061,750	1,556,255	2,034,024	4,634,026

Investing activities
Price paid in business combination net of cash acquired	-	-	-	(1,496,675)
Capital reduce (increase) in subsidiaries	(9,400)	-	91,599	-
Purchases of property, plant and equipment	(185)	(573)	(685,856)	(1,026,867)
Securities, pledges and restricted deposits	-	(200)	(93,933)	(125,517)
Purchases of intangible assets	(51)	-	(1,884,577)	(1,211,082)
Sale of noncurrent assets	-	-	26,807	-
Advances for future capital increases	(383,340)	(1,384,520)	-	-
Intragroup loans	(72,199)	(41,405)	36,639	44,922

Net cash generated by (used) In investing activities	(465,175)	(1,426,698)	(2,509,321)	(3,815,219)

Financing activities
Capital increase of noncontrolling shareholder	-	-	(122,791)	467
Borrowings and debentures raised	-	609,060	3,398,084	3,774,355
Repayment of principal of borrowings and debentures	(434,000)	(888,408)	(5,273,261)	(4,016,693)
Repayment of derivatives	-	(4,711)	(102,641)	158,242
Dividend and interest on capital paid	(220,966)	(204,717)	(336,934)	(231,749)
Business combination payment	-	-	(2,514)	(21,234)
Net cash generated by (used in) financing activities	(654,966)	(488,776)	(2,440,057)	(336,612)
Net increase (decrease) in cash and cash equivalents	(58,390)	(359,219)	(2,915,354)	482,195
Cash and cash equivalents at the beginning of the year	64,973	424,192	6,164,997	5,682,802
Cash and cash equivalents at the end of the year	6,581	64,973	3,249,642	6,164,997

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Energia S.A.
Statements of value added for the years ended December 31, 2017 and 2016
(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	2017	2016	2017	2016
1 - Revenues	237	2,461	40,687,927	31,664,675
1.1 Operating revenues	1	1,888	37,980,073	29,430,560
1.2 Revenue related to the construction of own assets	236	573	789,529	1,056,442
1.3 Revenue from construction of concession infrastructure	-	-	2,073,423	1,354,023
1.4 Allowance for doubtful accounts	-	-	(155,097)	(176,349)

2 - (-) Inputs	(10,322)	(13,305)	(23,119,553)	(16,150,083)
2.1 Electricity purchased for resale	-	-	(18,772,477)	(12,452,018)
2.2 Material	(150)	(625)	(1,895,728)	(1,711,064)
2.3 Outsourced services	(8,275)	(10,420)	(1,716,068)	(1,352,299)
2.4 Others	(1,897)	(2,260)	(735,280)	(634,701)

3 - Gross value added (1+2)	(10,085)	(10,844)	17,568,374	15,514,592

4 - Retentions	(217)	(193)	(1,534,034)	(1,293,924)
4.1 Depreciation and amortization	(217)	(193)	(1,247,819)	(1,038,814)
4.2 Amortization of intangible assets of concession	-	-	(286,215)	(255,110)

5 - Net value added generated (3+4)	(10,302)	(11,037)	16,034,341	14,220,668

6 - Value Added received in transfer	1,391,611	998,853	1,279,055	1,609,777
6.1 Financial income	41,845	76,491	966,664	1,298,363
6.2 Interest in subsidiaries, associates and joint ventures	1,349,766	922,362	312,390	311,414

7 - Value Added to be distributed (5+6)	1,381,309	987,815	17,313,396	15,830,445

8 - Distribution of value added
8.1 Personnel and charges	27,247	33,168	1,397,454	1,073,118
8.1.1 Direct remuneration	15,690	17,914	813,004	660,138
8.1.2 Benefits	10,184	13,978	516,208	359,604
8.1.3 Government severance indemnity fund for employees - F.G.T.S	1,374	1,276	68,242	53,376
8.2 Taxes, fees and contributions	104,770	483	12,181,755	11,066,274
8.2.1 Federal	104,738	443	6,696,508	6,109,701
8.2.2 Estate	32	40	5,460,674	4,938,832
8.2.3 Municipal	-	-	24,572	17,742
8.3 Lenders and lessors	69,541	53,279	2,491,145	2,811,995
8.3.1 Interest	69,311	53,229	2,418,119	2,743,600
8.3.2 Rental	230	50	73,026	68,394
8.4 Interest on capital	1,179,750	900,885	1,243,042	879,057
8.4.1 Dividend (including additional proposed)	250,550	192,857	272,294	143,379
8.4.2 Retained earnings	929,201	708,027	970,748	735,678
	1,381,309	987,815	17,313,396	15,830,445

The accompanying notes are an integral part of these financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL ENERGIA S.A.

NOTES TO THE FINANCIAL STATEMENTS

AT DECEMBER 31, 2017 AND 2016

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,389	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,720	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-held corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,485	30 years	November 2027
RGE Sul Distribuidora de Energia S.A. ("RGE Sul")	Publicly-held corporation	Indirect 100%	Interior of Rio Grande do Sul	118	1,336	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz") (e)	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	447	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources)	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo and Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina and Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Privately-held corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	63
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Indirect 51.60%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo and Minas Gerais	6 SHPs	4	4

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Privately-held corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Privately-held corporation	Energy commercialization	Indirect 100%

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited liability company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética S.A ("CPFL Eficiência")	Privately-held corporation	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL GD S.A ("CPFL GD")	Privately-held corporation	Provision of maintenance services for energy generation companies	Indirect 100%

Others	Company type	Core activity	Equity interest
CPFL Jaguari de Geração de Energia Ltda ("Jaguari Geração")	Limited liability company	Holding company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Privately-held corporation	Holding company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Privately-held corporation	Holding company	Indirect 99.95%
CPFL Telecom S.A ("CPFL Telecom")	Privately-held corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Energy transmission services	Indirect 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Energy transmission services	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas. The plants Carioba and Cariobinha are inactive while they await the position of the Ministry of Mines and Energy on the early termination of their concession and are not included in the table.

b)    Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At December 31, 2017, CPFL Renováveis had a portfolio of 112 projects of 2,508.4 MW of installed capacity (2,102.6 MW in operation).

•         Hydropower generation: 46 SHP’s (543.2 MW) with 39 SHPs in operation (423 MW) and 7 SHPs under development (120.2 MW);

•         Wind power generation: 57 projects (1,594.1 MW) with 45 projects in operation (1,308.5 MW) and 12 projects under construction/development (285.6 MW);

•         Biomass power generation: 8 plants in operation (370 MW);

•         Solar power generation: 1 solar plant in operation (1.1 MW).

d)    The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

e)     As described in note 12.6.2, on December 31, 2017, approval was given for the merger of the subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa into Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”.

Negative net working capital

As at December 31, 2017, the Company recorded in the financial statements a negative net working capital of R$ 1,797,477. The Company has been working in the plan to reduce the negative net working capital and in January 2018 the subsidiaries raised debentures in the amount of R$ 2,610,000 (note 36). In addition, the Company has history of profits and projection of profitability and cash generation, which supports and makes feasible the renegotiation plan for reduction of the Company’s cost of debt.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(2) PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 Basis of preparation

The individual (Parent Company) and consolidated financial statements have been prepared in accordance with International Financial Reporting Standards – IFRS,  issued by the International Accounting Standard Board – IASB, and accounting practices adopted in Brazil.

Accounting practices adopted in Brazil encompass those included in Brazilian corporate law and the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis - CPC) and approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM).

The Company and the subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

Management states that all material information of the financial statements is disclosed and corresponds to what is used in the Group's management.

The financial statements were approved by Management and authorized for issue on March 12, 2018.

2.2 Basis of measurement

The financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value, ii) financial instruments measured at fair value through profit or loss, and iii) available-for-sale financial assets measured at fair value. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 33 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•         Note 6 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding recoverable amounts);

•         Note 8 – Sector financial asset and liability (certain financial components that can start without prior methodology);

•         Note 9 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•         Note 10 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs);

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

•         Note 11 – Other receivables (allowance for doubtful accounts: key assumptions regarding recoverable amounts);

•         Note 13 – Property, plant and equipment (application of definite useful lives and key assumptions regarding recoverable amounts);

•         Note 14 – Intangible assets (key assumptions regarding recoverable amounts);

•         Note 18 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•         Note 21 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources);

•         Note 25 – Net operating revenue (assumptions for measurement of unbilled supply and Distribution System Usage Tariff - TUSD ); and

•         Note 33 – Financial instruments (assumptions for fair value measurement, based on significant unobservable inputs).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

The presentation of the operating segments includes items directly attributable to them, as well as any allocations required, including intangible assets, see note 29 for further details.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the investment measured at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At December 31, 2017 and 2016 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(3)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the Company’s individual and consolidated financial statements are set out below. These policies have been consistently applied to all periods presented.

3.1  Cash and cash equivalents

In the statements of cash flows, cash and cash equivalents include negative balances of overdraft accounts that are immediately payable and are an integral part of the Group’s cash management.

Cash and cash equivalents comprise the balances of cash and financial investments with original maturities of three months or less from the contract date, which are subject to an insignificant risk of change in value and are used by the Company in the management of short-term obligations.

3.2   Concession agreements

ICPC 01 (R1) and IFRIC 12 – Service Concession Arrangements establish general guidelines for the recognition and measurement of obligations and rights related to concession agreements and apply to situations in which the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

When these definitions are met, the infrastructure of distribution concessionaires is segregated at the time of construction in accordance with the CPC and IFRS requirements, so that the following are recognized in the financial statements (i) an intangible asset corresponding to the right to operate the concession and collect from the users of public utilities, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnity) by transferring control of the assets at the end of the concession.

The concession financial asset of distribution is measured based on its fair value, determined in accordance with the remuneration base for the concession assets, pursuant to the legislation in force established by the regulatory authority (ANEEL), and takes into consideration changes in the estimated cash flow, mainly based on factors such as new replacement price, and adjustment for IPCA (Extended Consumer Price Index) to the subsidiaries of the distribution segment. The financial asset of distribution is classified as available-for-sale, with the corresponding cash flow changes entry in an operating income/expense account in the statement of profit or loss for the year (notes 4 and 25).

The financial asset of the transmission companies is classified as loans and receivables, initially measured at its fair value and subsequently at amortized cost using the effective interest method.

The remaining amount is recognized as intangible asset and relates to the right to charge consumers for electric energy distribution services, and is amortized in accordance with the consumption pattern that reflects the estimated economic benefit to the end of the concession.

Services related to the construction of infrastructure are recognized in accordance with CPC 17 (R1) and IAS 11 – Construction Contracts, against a financial asset corresponding to the amount subject to right to receive cash (indemnity). Residual amounts classified as intangible assets are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the economic benefits.

Considering that (i) the tariff model that does not provide for a profit margin for the infrastructure construction services, (ii) the way in which the subsidiaries manage the constructions by using a high level of outsourcing, and (iii) the fact that there is no provision for profit margin on construction in the Company‘s business plans, Management is of the opinion that the margins on this operation are irrelevant, and therefore no mark-up to the cost is considered in revenue. The construction revenues and costs are therefore presented in the statement of profit or loss for the year in the same amounts.

3.3  Financial instruments

- Financial assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred. The Group holds the following main financial assets:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(i)             Fair value through profit or loss: these are assets held for trading or designated as such upon initial recognition. The Group manages such assets and make purchase and sale decisions based on their fair value in accordance with their documented risk management and investment strategy. These financial assets are measured at fair value, and changes therein are recognized in profit or loss for the year.

(ii)            Held-to-maturity: these are assets that the Group have the positive intent and ability to hold to maturity. Held-to-maturity financial assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

(iii)           Loans and receivables: these are assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses.

(iv)          Available-for-sale: these are non-derivative financial assets that are designated as available-for-sale or that are not classified into any of the previous categories. Subsequent to initial recognition, interest calculated using the effective interest method is recognized in the statement of profit or loss as part of the operating revenue for changes in the expectation of cash flow for the concession financial assets from the distribution subsidiaries, while changes in fair value are recognized in other comprehensive income. The accumulated result in other comprehensive income is transferred to profit or loss when the asset is realized.

-       Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Group have the following main financial liabilities:

(i)             Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for short-term trading, (ii) designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value and any changes in fair value are subsequently recognized in profit or loss.

(ii)            Other financial liabilities (not measured at fair value through profit or loss): these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

The Company recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with CPC 25 and IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments (assets and liabilities) are described in Note 33.

- Issued Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

3.4  Property, plant and equipment

Items of property, plant and equipment are measured at acquisition, construction or formation cost less accumulated depreciation and, if applicable, accumulated impairment losses. Cost also includes any other costs attributable to bringing the assets to the place and in a condition to operate as intended by Management, the cost of dismantling the items and restoring the site on which they are located and capitalized borrowing costs on qualifying assets.

The replacement cost of items of property, plant and equipment is recognized if it is probable that it will involve economic benefits for the subsidiaries and if the cost can be reliably measured, and the value of the replaced item is written off. Maintenance costs are recognized in profit or loss as they are incurred.

Depreciation is calculated on a straight-line basis, at annual rates of 2% to 20%, taking into consideration the estimated useful life of the assets, as instructed and defined by the Granting Authority.

Gains and losses on disposal/write-off of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized net within other operating income/expenses.

Assets and facilities used in the regulated activities are tied to these services and may not be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

3.5  Intangible assets

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets, adding the portion of noncontrolling interests and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

In the individual financial statements, fair value adjustments (value added) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is classified in the individual statement of income as “equity interest in associates and joint ventures” in accordance with ICPC 09 (R2). In the consolidated financial statements, the amount is stated as intangible asset and its amortization is classified in the consolidated statement of profit and loss as “amortization of concession intangible asset” in other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

(i)             Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession is amortized in straight-line method.

(ii)            Investments in infrastructure (application of ICPC01 (R1) and IFRIC 12 – Service Concession Arrangements): under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the expected economic benefits. For further information, see note 3.2.

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and cannot be removed, disposed of, assigned or pledged in mortgage without the prior and express authorization of the ANEEL. The ANEEL, through Resolution No. 20 of February 3, 1999, amended by Normative Resolution No. 691 of December 8, 2015, releases Public Electric Energy Utility concessionaires from prior authorization for release of assets of no use to the concession, but determines that the proceeds from the disposal be deposited in a restricted bank account for use in the concession.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(iii)           Use of public asset: certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements, the Company’s subsidiaries recognized intangible assets and the corresponding liabilities, at present value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

3.6  Impairment

- Financial assets

A financial asset not measured at fair value through profit or loss is reassessed at each reporting date to determine whether there is objective evidence that it is impaired. Impairment can occur after the initial recognition of the asset and have a negative effect on the estimated future cash flows.

The Group consider evidence of impairment of receivables and held-to-maturity securities for both specific asset and at a collective level for all significant securities. Receivables and held-to-maturity securities that are not individually significant are collectively assessed for impairment by grouping together the securities with similar risk characteristics.

In assessing collective impairment the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for Management's judgment as to whether the assumptions and current economic and credit conditions are such that the actual losses are likely to be higher or lower than suggested by historical trends.

An impairment loss of a financial asset is recognized as follows:

(i)             Amortized cost: as the difference between the carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and shown in an allowance account against receivables. When a subsequent event indicates that the amount of impairment loss has decreased, this reduction is reversed as a credit through profit or loss.

(ii)            Available-for-sale: as the difference between the acquisition cost, net of any reimbursement and principal repayment and the current fair value, less any impairment loss previously recognized in profit or loss.

In the case of financial assets carried at amortized cost and/or debt instruments classified as available-for-sale, if an increase (gain) is identified in subsequent periods, the impairment loss is reversed through profit or loss. However, any subsequent recovery in the fair value of an impaired equity instrument classified as available-for-sale is recognized in other comprehensive income.

- Non-financial assets

Non-financial assets that have indefinite useful lives, such as goodwill, are tested annually for impairment to assess whether the asset's carrying amount does not exceed its recoverable amount. Other assets subject to amortization are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired.

An impairment loss is recognized if the carrying amount of an asset exceeds its estimated recoverable amount, which is the greater of (i) its fair value less costs to sell or (ii) its value in use.

The assets (e.g. goodwill, concession intangible asset) are segregated and grouped together at the lowest level that generates identifiable cash inflows (the "cash generating unit", or CGU). If there is an indication of impairment, the loss is recognized in profit or loss. Except in the case of goodwill impairment, which cannot be reversed in the subsequent period, impairment losses are reassessed annually for any possibility of reversals.

3.7  Provisions

A provision is recognized if, as a result of a past event, there is a legal or constructive obligation that can be estimated reliably, and it is probable (more likely than not)  that an outflow of economic benefits will be required to settle the obligation. When applicable, provisions are determined by discounting the expected

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

future cash outflows at a rate that reflects current market assessment and the risks specific to the liability. The unwinding of the discount is recognized as finance cost

3.8  Employee benefits

Certain subsidiaries have post-employment benefits and pension plans, recognized under the accrual method in accordance with CPC 33 (R1) / IAS 19 (as revised 2011) “Employee benefits”, and are regarded as Sponsors of these plans. Although the plans have particularities, they have the following characteristics:

(i)             Defined contribution plan: a post-employment benefit plan under which the Sponsor pays fixed contributions into a separate entity and will have no liability for the actuarial deficits of the plan. The obligations are recognized as an expense in the statement of profit or loss in the periods during which the services are rendered.

(ii)            Defined benefit plan: The net obligation is calculated as the difference between the present value of the actuarial obligation based on assumptions, biometric studies and interest rates in line with market rates, and the fair value of the plan assets as of the reporting date. The actuarial liability is calculated annually by independent actuaries, under the responsibility of Management, using the projected unit credit method. Actuarial gains and losses are recognized in other comprehensive income when they occur. Net interest (income or expense) is calculated by applying the discount rate at the beginning of the period to the net amount of the defined benefit asset or liability. When applicable, the cost of past services is recognized immediately in profit or loss.

If the plan records a surplus and it becomes necessary to recognize an asset, the recognition is limited to the present value of future economic benefits available in the form of reimbursements or future reductions in contributions to the plan.

3.9  Dividend and Interest on capital

Under Brazilian law, the Company is required to distribute a mandatory minimum annual dividend of 25% of profit adjusted in accordance with the Company´s bylaws. In conformity with Brazilian and international accounting standards, CPC 24, IAS 10 and ICPC 08 (R1) a provision may only be made for the minimum mandatory dividend, and dividends declared but not yet approved are only recognized as a liability in the financial statements after approval by the competent body. According to Law 6.404/76, the amounts paid out to shareholders in excess of the mandatory minimum dividend, will therefore be held in equity, in the “additional dividend proposed” account, as they do not meet the present obligation criteria at the reporting date.

As established in the Company's bylaws and in accordance with current Corporate law, the Board of Directors is responsible for declaring an interim dividend and interest on capital determined in a half-yearly statement of income. An interim dividend and interest on capital declared at the base date of June 30, if any, is only recognized as a liability in the Company's financial statement after the date of the Board of Directors’ decision.

Interest on capital receives the same treatment as dividend and is also stated in changes in equity. The withholding income tax on interest on capital is always recognized as a charge to equity with a balancing item in liabilities upon the proposal for its payment, even if not yet approved, since it meets the criterion of obligation at the time of Management’s proposal.

3.10        Revenue recognition

The operating revenue in the normal course of the subsidiaries’ activities is measured at the fair value of the consideration received or receivable. The operating revenue is recognized when there is convincing evidence that all significant risks and rewards were transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs can be reliably measured, and the amount of the operating revenue can be reliably measured.

The revenue from electric energy distribution is recognized when the energy is supplied. The energy distribution subsidiaries perform the reading of their customers based on a reading routine (calendar and reading route) and invoice monthly the consumption of MWh based on the reading performed for each consumer. As a result, part of the energy distributed during the month is not billed at the end of the month and, consequently, an estimate is developed by Management and recorded as “Unbilled”. This unbilled revenue estimate is calculated using as a base the total volume of energy of each distributor made available in the month and the annualized rate of technical and commercial losses. The revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the supply contracts or the current market price, as appropriate. The revenue from energy commercialization is recognized based on bilateral contracts with market agents and properly registered with the Electric Energy Commercialization Chamber – CCEE. No single consumer accounts for 10% or more of the Company’s total revenue.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

The revenue from services provided is recognized when the service is provided, under a service agreement between the parties.

The revenue from construction contracts is recognized based on the percentage of completion method, and losses, if any, are recognized the statement of profit or loss as incurred.

3.11        Income tax and social contribution

Income tax and social contribution expenses are calculated and recognized in accordance with the legislation in force and comprise current and deferred taxes. Income tax and social contribution are recognized in the statement of profit or loss except to the extent that they relate to items recognized directly in equity or other comprehensive income, when the net amounts of these tax effects are already recognized, and those arising from the initial recognition in business combinations.

Current taxes are the expected taxes payable or receivable/recoverable on the taxable profit or loss. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the equivalent amounts used for tax purposes and for tax loss carryforwards.

The Company and certain subsidiaries recognize in their financial statements the effects of tax loss carryforwards and temporarily nondeductible differences, based on projections of future taxable profits, approved annually by the Boards of Directors and examined by the Fiscal Council. The subsidiaries also recognized tax credits relating to the benefit of merged intangible, which are amortized on a straight-line basis over the remaining period of each concession agreement.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity.

Deferred income tax and social contribution assets are reviewed at each annual reporting date and are reduced to the extent that it is no longer probable that the related taxes benefit will be realized.

3.12        Earnings per share

Basic earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share are calculated by dividing the profit or loss for the year attributable to the controlling shareholders, adjusted by the effects of instruments that potentially would have impacted the profit or loss for the year by the weighted average of the number of shares outstanding, adjusted by the effects of all dilutive potential convertible notes for the reporting periods, in accordance with CPC 41 / IAS 33.

3.13        Government grants – CDE

Government grants are only recognized when it is reasonably certain that these amounts will be received by the Group. They are recognized in profit or loss for the periods in which the Company recognizes as income the discounts granted in relation to the low-income subsidy and other tariff discounts.

The subsidies received through funds from the Energy Development Account - CDE (notes 25) have the main purpose of offsetting discounts granted and expenses already incurred in order to provide immediate financial support to the distribution companies, in accordance with CPC 07 / IAS 20.

3.14        Sector financial asset and liability

According to the tariff pricing mechanism applicable to the distribution companies, the energy tariffs should be set at a price level (price cap) that ensures the economic and financial equilibrium of the concession. Therefore, the concessionaires and licensees are authorized to charge from their consumers (after review and ratification by ANEEL) for: (i) the annual tariff increase; and (ii) every four or five years, according to each concession agreement, the periodic review for purposes of reconciliation of part of Parcel B (controllable costs) and adjustment of Parcel A (non-controllable costs).

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

The distributors' revenue is mainly comprised of the sale of electric energy and for the delivery (transmission) of the electric energy via the distribution infrastructure (network). The distribution concessionaires' revenue is affected by the volume of energy delivered and the tariff. The electric energy tariff is comprised of two parcels which reflect a breakdown of the revenue:

•         Parcel A (non-controllable costs): this parcel should be neutral in relation to the entity's performance, i.e., the costs incurred by the distributors, classifiable as Parcel A, is fully passed through the consumer or borne by the Granting Authority; and

•         Parcel B (controllable costs): comprised of capital expenditure on investments in infrastructure, operational costs and maintenance and remuneration to the providers of capital. It is this parcel that actually affects the entity's performance, since it has no guarantee of tariff neutrality and thus involves an intrinsic business risk.

This tariff pricing mechanism can cause temporal differences arising from the difference between the budgeted costs (Parcel A and other financial components) included in the tariff at the beginning of the tariff period and those actually incurred while it is in effect. This difference constitutes a right of the concessionaire to receive cash when the budgeted costs included in the tariff are lower than those actually incurred, or an obligation to pay if the budgeted costs are higher than those actually incurred.

3.15        Business combination

Business combinations are accounted for by applying the acquisition method. The consideration transferred in a business combination is measured at fair value, calculated as the sum of the fair values of the assets transferred by the acquirer, the liabilities incurred at the acquisition date to the former owner of the acquiree and the equity interests issued by the Company and subsidiaries in exchange for control of the acquiree. Costs related to the acquisition are generally recognized in profit or loss, when incurred.

At the acquisition date, other liabilities are recognized at fair value, except for: (i) deferred taxes, (ii) employee benefits, and (iii) equity instruments.

The noncontrolling interests are initially measured either at fair value or at the noncontrolling interests’ proportionate share of the acquiree’s identifiable net assets. The measurement method is chosen on a transaction-by-transaction basis.

The excess of the consideration transferred, added to the portion of noncontrolling interests, over the fair value of the identifiable assets (including the concession intangible asset) and net liabilities assumed at the acquisition date are recognized as goodwill. In the event that the fair value of the identifiable assets and net liabilities assumed exceeds the consideration transferred, a bargain purchase is identified and the gain is recognized in the statement of profit or loss at the acquisition date.

3.16        Basis of consolidation

(i) Business combinations

The Company measures goodwill as the fair value of the consideration transferred including the recognized amount of any noncontrolling interest in the acquiree, less the recognized fair value of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date.

(ii) Subsidiaries and joint ventures

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Joint ventures are accounted for using the equity method of accounting from the moment joint control is established.

The accounting policies of subsidiaries and joint ventures taken into consideration for purposes of consolidation and/or equity method of accounting, as applicable, are aligned with the Company's accounting policies.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

In the individual (parent company) financial statements, the financial information on subsidiaries and joint ventures is accounted for under the equity method. In the consolidated financial statements, the information on joint ventures is accounted for under the equity method.

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. The balances and transactions of assets, liabilities, income and expenses have been fully consolidated for the subsidiaries. Prior to consolidation into the Company's financial statements, the financial statements of subsidiaries CPFL Geração, CPFL Brasil, CPFL Jaguari Geração, CPFL Eficiência Energética and CPFL Renováveis are fully consolidated into those of their subsidiaries.

Intragroup balances and transactions, and any income and expenses derived from these transactions, are eliminated in preparing the consolidated financial statements.  Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the CPFL Energia interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

In the case of subsidiaries, the portion related to noncontrolling interests is stated in equity and in the statements of profit or loss and comprehensive income in each period presented.

The balances of joint ventures, as well as the Company’s interest in each of them are described in note 12.4.

(iii) Acquisition of noncontrolling interests

Accounted for as transaction among shareholders. Consequently, no gain or goodwill is recognized as a result of such transaction.

3.17        New standards and interpretations

A number of standards and interpretations have been issued and/or revised by the IASB and the CPC and are effective for accounting periods beginning January 1, 2017.

a)   Amendments to IAS 12 / CPC 32 – Recognition of deferred tax assets for unrealized losses

Issued on January 19, 2016, the amendments to IAS 12 / CPC 32 clarify the requirements of recognition of deferred tax assets for unrealized losses on debt instruments and the method to assess whether taxable profits will be available against which the entity can utilize a deductible temporary difference, to address the diversity in practice.

The application of the amendments to IAS 12 / CPC 32 did not have material impacts on the Company’s consolidated financial statements for the year ended December 31, 2017.

b)   Amendments to IAS 7 / CPC 03 (R2) – Statement of Cash Flows

Issued on January 29, 2016, the amendments to IAS 7 Disclosure Initiative require an entity to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The application of the amendments to IAS 7 / CPC 03 (R2) resulted in changes in the disclosure of the movement of financial assets and liabilities the cash flows of which are classified as financing activity. The changes of these amendments to IAS 7 generated additional disclosure reflected in notes 17 – Borrowings, 18 – Debentures and 33 – Financial Instruments.

c)   Annual Improvements to IFRS / 2014 – 2016 Cycle

Annually, the IASB discusses and decides on the proposed improvements to IFRS, as they are raised during the year. On December 8, 2016, the amendments relating to the 2014-2016 Cycle were issued, one of which is effective for annual periods beginning on or after January 1, 2017.

Amendments to IFRS 12 – Disclosure of interests in other entities: clarifies the scope of the standard regarding the interest of entities in other entities that are classified as held for sale or discontinued operations in accordance with IFRS 5.

Considering that the Company does not have interest in other entities that are classified as held for sale or discontinued operations, these amendments did not have effects on the disclosures and amounts recognized in the consolidated financial statements for the year ended December 31, 2017.

3.18        New standards and interpretations not yet adopted

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

A number of new standards and amendments to IFRS standards and interpretations have been issued by the IASB but are not yet effective for annual periods beginning on or after December 31, 2017. The Company has not adopted the following new or revised standards:

a)     IFRS 9 / CPC 48 – Financial instruments

IFRS 9 / CPC 48 is effective for annual periods beginning on or after January 1, 2018.

This standard establishes new requirements for the classification and measurement of financial assets and financial liabilities. Financial assets will be classified into three categories: (i) measured at fair value through profit or loss; (ii) measured at amortized cost based on the business model in which a financial asset is managed and its contractual cash flow characteristics; and (iii) measured at fair value through other comprehensive income.

For financial liabilities, the main change relates to the requirements already established by IAS 39/ CPC 38 that changes in the fair value of a financial liability designated as at fair value through profit or loss attributable to changes in the credit risk of that liability be presented in other comprehensive income and not in the statement of profit or loss, unless such recognition results in an accounting mismatch in the statement of profit or loss.

Regarding the impairment of financial assets, IFRS 9 requires the expected credit loss model, as opposed to the incurred credit loss model mentioned in IAS 39 / CPC 38. The expected credit loss model requires that the company accounts for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. That is, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

With respect to the changes relating to hedge accounting, IFRS 9 retains the three types of hedge accounting mechanisms in IAS 39, but brings greater flexibility regarding the types of instruments eligible for hedge accounting, specifically broadening the types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been renewed and replaced with the principle of an “economic relationship”. Also, the retrospective assessment of hedge effectiveness is no longer required and additional disclosure requirements relating to an entity’s risk management activities have been introduced.

The Company’s distribution subsidiaries have material assets classified as “available for sale”, according to the current requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. The designation of these instruments as available for sale occurs due to non-classification into the other three categories described in IAS 39 / CPC 38 (loans and receivables, fair value through profit or loss and held to maturity). Management believes that these assets will be classified as measured at fair value through profit or loss according to the new standard and the effects of the subsequent measurement of these assets would be recognized in profit or loss, with no material impacts on the Company’s consolidated financial statements.

The transmission subsidiaries have assets classified as “loans and receivables”, in accordance with the current requirements of IAS 39 / CPC 38. These assets have two components: the right to receive the “Allowed Annual Revenue - RAP” to be received over the concession period and the indemnity at the end of the concession. These instruments are designated as loans and receivables because they are non-derivative financial assets, with fixed or determinable payments that are not quoted in an active market. Management’s opinion is that the asset arising from the receipt of RAP will be classified and measured at amortized cost with the new standard, not causing impacts on the Company’s consolidated financial statements. Regarding the indemnity receivable at the end of the concession, this will correspond to the portion of assets not depreciated over the concession at their new replacement value. Considering that the calculation of the amount to be received will not change during the concession, Management analyzes the possibility of measuring and classifying this portion of the financial asset as at fair value through profit or loss. Currently, Management’s opinion is that the effects of this possible change would be immaterial.

Moreover, as the Group does not apply hedge accounting, Management concluded that there will be no material impact on the information disclosed or amounts recognized in its consolidated financial statements as a result of the amendments to the standard about this topic.

As regards the changes in the calculation of impairment of financial assets, the Company estimates that the impact on the equity for January 1st 2018 will be a decrease in line item “Consumers, concessionaires and licensees” by R$ 70 and R$ 80 million.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Considering that the Group holds certain financial liabilities designated at fair value through profit or loss, Management believes that there will be impacts on its consolidated financial statements since the changes in credit risk currently recognized directly in profit or loss will be recognized in other comprehensive income. For the year ended December 31, 2017, the changes in credit risk recognized in profit or loss represented an expense of R$ 92,138.

b)    IFRS 15 / CPC 47 and Clarifications to IFRS 15 – Revenue from contracts with customers

IFRS 15 / CPC 47 establishes a simple model for entities to use in accounting for revenue from contracts with customers and will supersede the current guidance on revenue recognition in IAS 18/CPC 30 (R1) - Revenue, IAS 11/CPC 17 (R1) – Construction Contracts and related interpretations.

This standard establishes that an entity shall recognize revenue to depict the transfer (or promise) of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a 5-step approach to revenue recognition: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue if and when the entity satisfies a performance obligation.

According to the new requirements in IFRS 15, the entity recognizes revenue only when (or as) the performance obligation is satisfied, that is, when the “control” over the goods or services of a certain operation is transferred to the customer. In addition, this standard will establish further details in the disclosures related to contracts with customers.

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Contracts that begin and end in the same period of comparative presentation, as well as contracts that are completed at the beginning of the oldest period presented will not be restated. The Company analyzed the 5-step approach to the various types of the Group’ revenue and has not identified any material impact of the adoption of this standard on its consolidated financial statements. Therefore, after the appropriate analyses, the conclusion is that the current revenue recognition is in accordance with CPC 47/IFRS 15.

c)     IFRS 16 / CPC 06 (R2) - Leases

Issued on January 13, 2016, establishes, in the lessee’s view, a new way to account for leases currently classified as operating leases, which will be accounted for similarly as finance leases. With regard to lessors, it virtually retains the requirements of IAS 17 / CPC 06 (R1), including only some additional disclosure aspects.

IFRS 16 / CPC 06 (R2) will be effective for annual periods beginning on or after January 1, 2019. The Company is assessing the standard and its adoption and preliminarily believes that the main impact will be the recording of lease of properties (under the lessee’s view), but no material impacts from the adoption of this standard are expected.

d)    IFRIC 22 – Foreign currency transactions and advance consideration

Issued on December 8, 2016, IFRIC 22 addresses the exchange rate to be used in transactions that involve the consideration paid or received in advance in foreign currency transactions, IFRIC will be effective for annual periods beginning on or after January 1, 2018.

The Group’s foreign currency transactions are currently restricted to debt instruments with international financial institutions, measured at fair value, and to the purchase of electricity from Itaipu. As assets and liabilities measured at fair value are outside the scope of IFRIC and there are no advance payments on operations with Itaipu, Groups’ Management believes that IFRIC 22 will not have material impacts on its consolidated financial statements.

e)     Annual Improvements to IFRS / 2014 – 2016 Cycle

Annually, the IASB discusses and decides on the proposed improvements to IFRS, as they are raised during the year. On December 8, 2016, new amendments were issued relating to the 2014-2016 cycle, effective as of January 1, 2018.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Amendments to IFRS 1 – First-time adoption of IFRS: excludes from the standard some exceptions existing for application in the transition period of entities that are first-time adopters of IFRS.

As the Company is not a first-time adopter of IFRS, Management believes that the application of these amendments will not have effect on the disclosures and amounts recognized in its consolidated financial statements. Based on a preliminary assessment, Management believes that the application of these amendments will not have a material impact on the disclosures and amounts recognized in its consolidated financial statements.

(4) FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

Accordingly, the Group measures fair value in accordance with IFRS 13 / CPC 46, which defines the fair value as the price estimate for which an unforced transaction for the sale of the asset or transfer of the liability would occur between market participants under current market conditions at the measurement date.

- Property, plant and equipment and intangible assets

The fair value of property, plant and equipment and intangible assets recognized as a result of a business combination is based on market values. The fair value of these assets is the estimated value for which an asset could be exchanged on the valuation date between knowledgeable interested parties in an unforced transaction between market participants at the measurement date. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future payment flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 33) and also includes the debtor's credit risk rate. The assumptions for fair value calculation are described in note 33.

Financial assets classified as available-for-sale refer to the right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period. The methodology adopted for fair value measurement of these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is used for pricing the tariff, which is adjusted annually up to the next tariff review, based on the parameter of the main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimate to adjust the original base to the adjusted value at subsequent dates, in accordance with the tariff review process.

(5) CASH AND CASH EQUIVALENTS

	Parent company		Consolidated
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Bank balances	508	426	365,031	170,884
Short-term financial investments	6,073	64,548	2,884,611	5,994,112
Overnight investment (a)	42	64,541	178,444	95,034
Bank certificates of deposit (b)	-	-	785,074	2,357,187
Repurchase agreements secured on debentures (b)	-	-	3,268	58,616
Investment funds (c)	6,032	6	1,917,825	3,483,274
Total	6,581	64,973	3,249,642	6,164,997

a)   Bank account balances, which earn daily interest by investment in repurchase agreements secured on Bank Certificate Deposit (CDB) and interest of 15% of the variation in the Interbank Certificate of Deposit (CDI).

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

b)   Short-term investments in Bank Certificates of Deposit (CDB) and secured debentures with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 101.87% of the CDI.

c)   Exclusive Fund investments, with daily liquidity and interest equivalent, on average, to 100% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at December 31, 2017 and 2016:

	Consolidated
	Amounts	Past due		Total
	coming due	until 90 days	> 90 days	December 31, 2017	December 31, 2016
Current
Consumer classes
Residential	602,525	457,273	53,805	1,113,604	932,380
Industrial	322,250	77,148	84,232	483,630	386,826
Commercial	254,605	86,290	41,574	382,470	317,111
Rural	74,136	18,409	6,117	98,663	97,444
Public administration	69,333	15,638	3,939	88,910	94,348
Public lighting	58,475	6,573	2,485	67,533	73,142
Public utilities	87,159	8,972	4,713	100,843	97,503
Billed	1,468,483	670,303	196,865	2,335,653	1,998,754
Unbilled	1,008,486	-	-	1,008,486	1,095,188
Financing of consumers' debts	169,171	20,784	39,885	229,840	170,982
CCEE transactions	182,128	229,887	1,052	413,067	289,761
Concessionaires and licensees	508,046	423	7,950	516,419	390,333
Others	36,011	-	-	36,011	39,974
	3,372,325	921,397	245,752	4,539,476	3,984,991
Allowance for doubtful accounts				(238,193)	(219,098)
Total				4,301,283	3,765,893

Noncurrent
Financing of consumers' debts	217,944	-	-	217,944	198,875
Free energy	5,976	-	-	5,976	5,436
CCEE transactions	41,301	-	-	41,301	41,301
	265,221	-	-	265,221	245,612
Allowance for doubtful accounts				(28,683)	(42,427)
Total				236,539	203,185

Financing of Consumers' Debts - Refers to the negotiation of overdue receivables from consumers, principally public administration. Payment of some of these receivables is guaranteed by the debtors, in the case of public entities, by pledging the bank accounts through which their ICMS (VAT) revenue is received. Allowances for doubtful debts are recognized based on the best estimates of the subsidiaries’ Management for unsecured amounts or amounts that are not expected to be collected.

Electric Energy Commercialization Chamber (CCEE) transactions - The amounts refer to the sale of electric energy on the spot market. The noncurrent amounts mainly comprise: (i) adjustments of entries made by the CCEE in response to certain legal decisions (preliminary orders) in the accounting processes for the period from September 2000 to December 2002; and (ii) provisional accounting entries established by the CCEE. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no allowance was recognized for these transactions.

Concessionaires and licensees - Refer basically to receivables for the supply of electric energy to other concessionaires and licensees, mainly by the subsidiaries CPFL Geração, CPFL Brasil and CPFL Renováveis.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Allowance for doubtful accounts

Movements in the Allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other receivables (note 11)	Total
At of December 31, 2015	(159,194)	(14,441)	(173,634)
Business combination	(70,636)	(16,187)	(86,823)
Allowance - reversal (recognition)	(258,377)	(969)	(259,347)
Recovery of revenue	82,393	605	82,998
Write-off of accrued receivables	144,289	3,000	147,289
At of December 31, 2016	(261,525)	(27,992)	(289,517)
Allowance - reversal (recognition)	(263,668)	(1,437)	(265,107)
Recovery of revenue	110,008	-	110,008
Write-off of accrued receivables	148,309	52	148,361
At of December 31, 2017	(266,876)	(29,379)	(296,255)

Current	(238,193)	(29,379)	(267,572)
Noncurrent	(28,683)	-	(28,683)

The allowance for doubtful debts is set up based on the history and probability of default and, specifically for distributors, according to the following criteria:

Class	Past due over:
Residential	90 days
Commercial	180 days
Other classes	360 days
Sundry bills	180 days
Debts in installments	90 days. In the event of default in one of the installments, the whole receivable from the customer is subject to impairment.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(7) TAXES RECOVERABLE

	Parent company		Consolidated
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Current
Prepayments of social contribution - CSLL	227	5,508	7,257	14,141
Prepayments of income tax - IRPJ	1,725	2,282	21,887	35,534
Income tax and social contribution to be offset	15,099	45,457	59,658	94,268
Income tax and social contribution to be offset	17,051	53,246	88,802	143,943

Withholding income tax - IRRF on interest on capital	43,467	3,126	43,841	3,642
Withholding income tax - IRRF	2,893	26,150	103,277	115,189
State VAT - ICMS to be offset	-	-	104,843	82,090
Social Integration Program - PIS	56	52	8,447	9,062
Contribution for Social Security Funding - COFINS	283	262	37,699	39,984
National Social Security Institute - INSS	-	-	7,597	6,374
Others	-	-	541	3,564
Others taxes to be offset	46,699	29,589	306,244	259,905

Total current	63,750	82,836	395,046	403,848

Noncurrent
Social contribution to be offset - CSLL	-	-	58,856	55,498
Income tax to be offset - IRPJ	-	-	2,608	10,037
Income tax and social contribution to be offset	-	-	61,464	65,535

State VAT - ICMS to be offset	-	-	159,624	122,415
Social Integration Program - PIS	-	-	1,024	800
Contribution for Social Security Funding - COFINS	-	-	4,719	3,687
Others	-	-	6,613	5,849
Others taxes to be offset	-	-	171,980	132,751

Total noncurrent	-	-	233,444	198,286

Withholding income tax - IRRF – Relates mainly to IRRF on financial investments.

Social contribution to be offset – CSLL – In noncurrent, it refers basically to the final unappealable favorable decision in a lawsuit filed by the subsidiary CPFL Paulista. The subsidiary CPFL Paulista is awaiting the authorization for utilization of credit from the Federal Revenue in order to carry out its subsequent offset.

State VAT - ICMS to be offset – In noncurrent, it refers mainly to the credit recorded on purchase of assets that results in the recognition of property, plant and equipment, intangible assets and financial assets.

(8) SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the year are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	At of December 31, 2016			Operating revenue		Finance income or expense	Receipt	At of December 31, 2017
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Tariff flag (note 25.4)	Deferred	Approved	Total
Parcel "A"	(762,573)	190,369	(572,203)	1,187,928	536,269	(76,726)	(386,242)	924,943	(235,916)	689,026
CVA (*)
CDE (**)	(342,161)	(70,301)	(412,462)	(405,409)	356,715	(38,267)	-	(235,901)	(263,520)	(499,422)
Electric energy cost	(506,490)	(239,777)	(746,267)	2,018,754	751,840	(31,144)	(385,704)	1,625,759	(18,280)	1,607,479
ESS and EER (***)	(406,568)	(124,411)	(530,979)	(1,003,482)	450,638	(57,165)	(151)	(974,091)	(167,048)	(1,141,139)
Proinfa	3,492	31,414	34,906	(28,048)	(18,829)	(6,600)	-	(610)	(17,961)	(18,572)
Basic network charges	27,527	9,660	37,187	1,448	(35,035)	(376)	-	(20,163)	23,387	3,224
Pass-through from Itaipu	147,012	442,911	589,923	1,022,892	(570,453)	43,016	-	959,518	125,860	1,085,378
Transmission from Itaipu	7,646	7,281	14,927	13,992	(13,705)	394	-	7,802	7,806	15,608
Neutrality of sector charges	142,091	164,375	306,466	89,103	(258,685)	7,767	-	32,566	112,084	144,651
Overcontracting	164,878	(30,782)	134,096	(521,321)	(126,217)	5,648	(387)	(469,937)	(38,244)	(508,181)
Other financial components	(182,958)	(159,759)	(342,717)	(72,877)	249,516	(5,607)	-	(193,496)	21,812	(171,685)
Refunds related to judicial injunctions	(76,615)	(132,410)	(209,025)	(10,038)	190,291	805	-	-	(27,968)	(27,968)
Others	(106,343)	(27,349)	(133,692)	(62,839)	59,226	(6,412)	-	(193,496)	49,780	(143,717)

Total	(945,530)	30,612	(914,918)	1,115,051	785,786	(82,333)	(386,242)	731,447	(214,104)	517,341

Current assets			-							210,834
Noncurrent assets			-							355,003
Current liabilities			(597,515)							(40,111)
Noncurrent liabilities			(317,406)							(8,385)

(*)            Deferred tariff costs and gains variations from Parcel “A” items
(**)          Energy Development Account – CDE
(***)         System Service Charge (ESS) and Reserve Energy Charge (EER)

a) CVA

Refers to the variations of the Parcel A account, in accordance with note 3.14. These amounts are adjusted for inflation based on the SELIC rate and are compensated in the subsequent tariff processes.

b) Neutrality of sector charges

This refers to the neutrality of the sector charges contained in the electric energy tariffs, calculating the monthly differences between the amounts billed relating to such charges and the respective amounts considered at the time the distributors’ tariff was set.

c) Overcontracting

Electric energy distribution concessionaires are required to guarantee 100% of their energy market through contracts approved, registered and ratified by ANEEL. It is also assured to the distribution concessionaires that costs or revenues derived from energy surplus will be passed through the tariffs, limited to 5% of the energy load requirement. These amounts are adjusted for inflation based on SELIC rate and are compensated in the subsequent tariff processes.

d) Other financial components

Refers mainly to: (i) excess demand and excess reactive power that, since the 4th periodic tariff review cycle, became a financial component that will only be amortized upon the approval of the 5th periodic tariff review cycle, for the subsidiaries CPFL Piratininga, and Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz e Força de Mococa (grouped in 2017 under the trade name “CPFL Santa Cruz” as mentioned in note 12.6.2); (ii) financial guarantees related to the compensation of the cost of the previous offering of guarantees required from distributors for carrying out commercial transactions among the sector agents, (iii) financial components related to the recalculations of the tariff processes, to neutralize the effects to consumers, and (iv) ABRACE judicial injunction in accordance with Order No. 1.576/2016.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(9) DEFERRED TAX ASSETS AND LIABILITIES

9.1    Breakdown of tax assets and liabilities

	Parent company		Consolidated
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Social contribution credit/(debit)
Tax losses carryforwards	38,216	42,841	103,903	123,389
Tax benefit of merged intangible	-	-	105,065	86,377
Temporarily nondeductible/taxable differences	(408)	1,125	(305,677)	(332,750)
Subtotal	37,808	43,966	(96,708)	(122,984)

Income tax credit / (debit)
Tax losses carryforwards	109,103	123,980	303,543	358,683
Tax benefit of merged intangible	-	-	342,262	295,987
Temporarily nondeductible/taxable differences	(1,132)	3,126	(844,948)	(923,383)
Subtotal	107,971	127,106	(199,141)	(268,713)

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(10,543)	(9,580)

Total	145,779	171,073	(306,392)	(401,276)

Total tax credit	145,779	171,073	943,199	922,858
Total tax debit	-	-	(1,249,591)	(1,324,134)

9.2    Tax benefit of merged intangible asset

Refers to the tax credit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method. The benefit is being realized  in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 14.

	Consolidated
	December 31, 2017		December 31, 2016
	Social contribution	Income tax	Social contribution	Income tax
CPFL Paulista	45,872	127,421	50,497	140,270
CPFL Piratininga	11,215	38,491	12,251	42,044
RGE	21,513	88,843	23,629	97,584
RGE Sul	26,466	73,515	-	-
CPFL Geração	-	13,992	-	16,090
Total	105,065	342,262	86,377	295,987

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

9.3    Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	December 31, 2017			December 31, 2016
	Social contribution	Income tax	PIS/COFINS	Social contribution	Income tax	PIS/COFINS
Temporarily nondeductible/taxable differences
Provision for tax, civil and labor risks	53,687	149,130	-	45,065	125,182	-
Private pension fund	2,331	6,476	-	1,711	4,753	-
Allowance for doubtful accounts	27,354	75,985	-	26,543	73,729	-
Free energy supply	8,382	23,284	-	7,718	21,440	-
Research and development and energy efficiency programs	21,851	60,697	-	17,474	48,538	-
Personnel-related provisions	4,111	11,420	-	3,422	9,506	-
Depreciation rate difference	5,535	15,374	-	6,200	17,223	-
Derivatives	(48,848)	(135,690)	-	(54,368)	(151,023)	-
Recognition of concession - adjustment of intangible asset (IFRS/CPC)	(7,291)	(20,253)	-	(8,355)	(23,208)	-
Recognition of concession - adjustment of financial asset (IFRS/CPC)	(117,527)	(324,387)	(7,881)	(104,080)	(287,990)	(6,157)
Actuarial losses (IFRS/CPC)	25,716	71,432	-	25,390	70,527	-
Financial instruments (IFRS/CPC)	(5,291)	(14,694)	-	(10,022)	(27,838)	-
Accelerated depreciation	(104)	(288)	-	(73)	(204)	-
Others	(15,699)	(41,527)	(2,662)	4,491	12,281	(3,423)
Temporarily nondeductible/taxable differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost (IFRS/CPC)	(51,961)	(144,336)	-	(55,223)	(153,398)	-
Actuarial losses (IFRS/CPC)	36,607	101,687	-	49,698	138,051	-
Temporarily nondeductible/taxable differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	13,188	36,635
Fair value of property, plant and equipment (negative value added of assets)	21,294	59,150	-	22,771	63,252	-
Deferred taxes - liability:				-	-	-
Fair value of property, plant and equipment (value added of assets)	(25,811)	(71,699)		(27,472)	(76,310)
Value added derived from determination of deemed cost	(62,354)	(173,207)	-	(78,443)	(217,897)	-
Value added of assets received from the former ERSA	-	-	-	-	-	-
Intangible asset - exploration right/authorization in indirect subsidiaries acquired	(184,703)	(513,064)	-	(183,443)	(509,563)	-
Other temporary differences	(6,145)	(17,071)	-	(21,754)	(60,435)	-
Total	(305,677)	(844,947)	(10,543)	(332,750)	(923,383)	(9,580)

9.4    Expected recovery

The expected recovery of the deferred tax assets recorded in noncurrent assets derived from temporarily nondeductible / taxable differences and tax benefit of merged intangible assets is based on the average period of realization of each item included in deferred assets, and tax loss carryforwards are based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council. They are comprised as follows:

	Parent company	Consolidated
2018	14,892	262,544
2019	31,826	189,889
2020	52,699	196,680
2021	47,984	158,586
2022	20	112,625
2023 to 2025	61	325,268
2026 to 2028	41	427,653
2029 to 2031	-	16,756
2032 to 2034	-	8,603
Total	147,523	1,698,605

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

9.5    Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for 2017 and 2016:

	Parent company
	2017		2016
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	1,250,525	1,250,525	890,398	890,398
Adjustments to reflect effective rate:
Equity in subsidiaries	(1,349,766)	(1,349,766)	(922,362)	(922,362)
Amortization of intangible asset acquired	(13,528)	-	(13,528)	-
Interest on capital income	289,783	289,783	20,837	20,837
Other permanent additions (exclusions), net	11,319	24,757	13,672	21,434
Tax base	188,333	215,299	(10,983)	10,307
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(16,950)	(53,825)	988	(2,577)
Recorded (unrecognized) Tax credit, net	-	-	(2,063)	14,138
Total	(16,950)	(53,825)	(1,075)	11,562

Current	(10,792)	(34,689)	(4,357)	(15,840)
Deferred	(6,158)	(19,136)	3,282	27,402

	Consolidated
	2017		2016
	Social contribution	Income tax	Social contribution	Income tax
Profit before taxes	1,846,670	1,846,670	1,380,547	1,380,547
Reconciliation to reflect effective rate:
Equity in subsidiaries	(312,390)	(312,390)	(311,414)	(311,414)
Amortization of intangible asset acquired	48,649	62,756	48,649	62,756
Effect of presumed profit system	(352,101)	(430,296)	(175,110)	(234,827)
Adjustment of revenue from excess demand and excess reactive power	134,778	134,778	119,272	119,272
Tax incentive - operating profit	-	(71,340)	-	(112,232)
Other permanent additions (exclusions), net	74,015	82,631	6,420	(24,063)
Tax base	1,439,621	1,312,809	1,068,364	880,040
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(129,566)	(328,202)	(96,153)	(220,010)
Recorded (unrecognized) Tax credit, net	(39,162)	(106,699)	(54,706)	(130,621)
Total	(168,728)	(434,901)	(150,859)	(350,631)

Current	(153,543)	(387,076)	(244,015)	(623,185)
Deferred	(15,185)	(47,825)	93,156	272,552

Amortization of intangible asset acquired – Refers to the nondeductible portion of amortization of intangible assets derived from the acquisition of investees. In the parent company, these amounts are classified in the line item of equity in subsidiaries, in conformity with ICPC 09 (R2) (Note 14).

Recognized (unrecognized) tax credit, net - the recognized tax credit refers to the amount of tax credit on tax loss carryforwards recorded as a result of review of projections of future profits. The unrecognized tax credit refers to losses generated for which currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them.

The deferred income tax and social contribution expense recorded in the statement of profit or loss in the amount of R$ 63,010 refers to (i) income tax and social contribution losses (R$ 74,626); (ii) tax benefit of the merged goodwill (R$ 35,018) and (iii) temporary differences (revenue of R$ 46,634).

9.6    Deferred income tax and social contribution recognized directly in equity

The deferred income tax and social contribution recognized directly in equity (other comprehensive income) in 2017 and 2016 were as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Consolidated
	2017		2016
	Social Contribution	Income tax	Social Contribution	Income tax
Actuarial losses (gains)	(166,857)	(166,857)	527,430	527,430
Limits on the asset ceiling	21,399	21,399	(8,738)	(8,738)
Basis of calculation	(145,458)	(145,458)	518,692	518,692
Statutory rate	9%	25%	9%	25%
Calculated taxes	13,092	36,365	(46,682)	(129,673)
Limitation on recognition (reversal) of tax credits	-	-	13,719	38,111
Taxes recognized in other comprehensive income	13,092	36,365	(32,963)	(91,562)

9.7    Unrecognized tax credits

As of December 31, 2017, the parent company has tax credits on tax loss carryforwards that were not recognized amounting to R$ 86,977 since at present there is no reasonable assurance of the generation of future taxable profits. This amount can be recognized in the future, according to the annual reviews of taxable profit projections.

Some subsidiaries have also income tax and social contribution credits on tax loss carryforwards that were not recognized because currently there is no reasonable assurance that sufficient future taxable profits will be generated to absorb them. At December 31, 2017, the main subsidiaries that have such income tax and social contribution credits are CPFL Renováveis (R$ 952,402), RGE Sul (R$ 248,705), Sul Geradora (R$ 72,645), CPFL Telecom (R$ 33,321) and CPFL Jaguari Geração (R$ 2,486). These tax losses can be carried forward indefinitely.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(10) CONCESSION FINANCIAL ASSET

	Distribution	Transmission	Consolidated
At of December 31, 2015	3,483,713	123,391	3,607,104
Current	-	9,630	9,630
Noncurrent	3,483,713	113,761	3,597,474

Additions	655,456	50,580	706,036
Adjustment of expected cash flow	203,452	-	203,452
Adjustment - financial asset measured at amortized cost	-	16,088	16,088
Cash inputs - RAP	-	(9,727)	(9,727)
Disposals	(25,392)	-	(25,392)
Business combination	876,281	-	876,281

At of December 31, 2016	5,193,511	180,333	5,373,844
Current	-	10,700	10,700
Noncurrent	5,193,511	169,633	5,363,144

Additions	972,254	46,261	1,018,515
Adjustment of expected cash flow	212,294	-	212,294
Adjustment - financial asset measured at amortized cost	-	27,807	27,807
Cash inputs - RAP	-	(15,677)	(15,677)
Disposals	(35,039)	-	(35,039)
Business combination	(12,338)	-	(12,338)

At of December 31, 2017	6,330,681	238,723	6,569,404
Current	-	23,736	23,736
Noncurrent	6,330,681	214,987	6,545,668

The balance refers to the financial asset corresponding to the right established in the concession agreements of the energy distribution (measured at fair value) and transmission (measured at amortized cost) companies to receive cash (i) through compensation at the time assets are handed over to the granting authority at the end of the concession, and (ii) the transmission companies’ right to receive cash over the concession period through allowed annual revenue ("RAP").

For energy distribution companies, according to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance to the expected cash flow receipts (new replacement value - “VNR” - note 4) is recognized as a balancing item to the operating income account (note 25) in the statement of profit or loss for the year.

For energy transmission companies, the remuneration for this asset is recognized according to the internal rate of return, which takes into account the investment made, the allowed annual revenue (“RAP”) to be received over the concession period, and the compensation to be received at the time assets are handed over to the granting authority. The adjustment of R$ 27,807 is recognized against other operating revenues and income (R$ 16.088 in 2016).

The balances disclosed in the "Business Combinations" line refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(11) OTHER RECEIVABLES

	Consolidated
	Current		Noncurrent
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Advances - Fundação CESP	7,851	7,533	6,797	-
Advances to suppliers	31,981	15,787	-	-
Pledges, funds and restricted deposits	159,291	106,925	621,489	533,719
Orders in progress	167,197	203,344	5,062	-
Services rendered to third parties	8,530	9,385	-	-
Energy pre-purchase agreements	-	-	26,260	27,302
Collection agreements	661	1,273	-	-
Prepaid expenses	80,599	65,668	20,042	20,942
GSF renegotiation	19,629	12,722	17,359	28,935
Receivables - CDE	242,906	213,552	-	-
Advances to employees	19,658	15,940	-	-
Leases	15,684	19,281	45,290	50,541
Others	175,889	153,764	97,893	104,815
(-) Allowance for doubtful debts (note 6)	(29,379)	(27,992)	-	-
Total	900,498	797,181	840,192	766,253

Pledges, funds and restricted deposits: refer to guarantees offered for transactions conducted in the CCEE and short-term investments required by the subsidiaries’ loans agreements.

Orders in progress: encompass costs and revenues related to ongoing decommissioning or disposal of intangible assets and the service costs related to expenditure on projects in progress under the Energy Efficiency and Research and Development programs. Upon the closing of the respective projects, the balances are amortized against the respective liability recognized in Other Payables (note 22).

Energy pre-purchase agreements: refer to prepayments made by subsidiaries, which will be settled with energy to be supplied in the future.
GSF Renegotiation: refers to the GSF premium paid in advance by the subsidiaries Ceran, CPFL Jaguari Geração (Paulista Lajeado) and CPFL Renováveis, related to the transfer of the hydrological risks to the Centralizing Account for Tariff Flag Resources (“CCRBT”), amortized as other operating expenses on a straight-line basis.

Receivables – CDE: refer to: (i) low-income subsidies amounting to  R$ 15,930 (R$ 17,239 at December 31, 2016), (ii) other tariff discounts granted to consumers amounting to R$ 224,936 (R$ 164,396 at December 31, 2016), and (iii) tariff discounts – court injunctions amounting to R$ 2,039 (R$ 31,917 at December 31, 2016).

At 2017, the subsidiaries offset the receivables relating to the CDE account with the payables relating to the Energy Development Account (CDE) (note 22) amounting to R$ 238,510, of which (i) R$ 95,978 based on an injunction obtained in May 2015, and (ii) R$ 142,532 authorized by Order No. 1,576/2016.

(12) INVESTMENTS

	Parent company		Consolidated
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Permanent equity interests - equity method
By equity method of the subsidiary	7,804,431	5,811,894	990,910	1,482,533
Fair value of assets, net	713,848	692,632	10,640	11,219
Advances for future capital increases	33,340	1,355,520	-	-
Goodwill	6,054	6,054	-	-
Total	8,557,673	7,866,100	1,001,550	1,493,753

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

12.1Permanent equity interests – equity method

The main information on investments in direct permanent equity interests is as follows:

	December 31, 2017					December 31, 2017	December 31, 2016	2017	2016
Investment	Number of shares (thousand)	Total assets	Issued capital	Equity	Profit or loss for the year	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	880,653	8,671,518	923,423	1,370,403	280,354	1,370,403	1,063,400	280,354	255,329
CPFL Piratininga	53,096,770	3,615,098	240,144	461,059	152,080	461,059	355,755	152,080	68,114
CPFL Santa Cruz	-	-	-	-	23,447	-	140,520	23,447	23,797
CPFL Leste Paulista	-	-	-	-	9,589	-	52,853	9,589	10,731
CPFL Sul Paulista	-	-	-	-	10,545	-	58,895	10,545	8,455
CPFL Jaguari	359,058	1,010,595	170,396	340,463	11,720	340,463	30,255	11,720	7,988
CPFL Mococa	-	-	-	-	6,999	-	33,824	6,999	9,198
RGE	1,019,790	4,311,143	1,223,350	1,680,334	117,700	1,680,334	1,614,320	117,700	102,647
RGE Sul	527,266	4,436,963	1,495,084	1,715,183	52,422	1,228,317	-	57,305	-
CPFL Geração	205,492,020	5,888,381	1,043,922	2,354,115	594,026	2,354,115	2,158,384	594,026	401,148
CPFL Jaguari Geração (*)	40,108	51,082	40,108	50,970	15,709	50,970	45,099	15,709	6,655
CPFL Brasil	3,000	1,372,717	3,000	96,093	94,455	96,093	109,054	94,455	104,235
CPFL Planalto (*)	630	4,406	630	3,293	3,550	3,293	2,101	3,550	2,476
CPFL Serviços	1,577,706	242,642	117,968	105,105	(12,863)	105,105	97,968	(12,863)	(8,175)
CPFL Atende (*)	13,991	27,287	13,991	19,338	7,128	19,338	17,150	7,128	5,833
Nect (*)	2,059	29,934	2,059	15,515	17,392	15,515	10,295	17,392	13,424
CPFL Total (*)	9,005	23,791	9,005	20,624	20,865	20,624	27,570	20,865	12,817
CPFL Jaguariuna (*)	-	-	-	-	(18,792)	-	1,256,161	(8,360)	(35,498)
CPFL Telecom	86,420	2,230	86,420	2,018	(14,021)	2,018	(19,302)	(14,021)	(33,333)
CPFL Centrais Geradoras (*)	16,128	17,358	16,128	16,177	735	16,177	15,459	735	(958)
CPFL Eficiência	48,164	98,803	48,164	55,252	(2,582)	55,252	61,543	(2,582)	5,926
Authi (*)	10	33,672	10	18,694	24,912	18,694	16,810	24,912	24,264
Subtotal - by subsidiary's equity						7,837,770	7,148,112	1,410,685	985,074
Amortization of fair value adjustment of assets						-	-	(60,918)	(62,713)
Total						7,837,770	7,148,112	1,349,766	922,362

Investment						7,804,431	5,811,894
Advances for future capital increases						33,340	1,355,520
Allowance for equity investment losses						-	(19,302)

(*) number of quotas

Fair value adjustments (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the  amortization of the fair value adjustments (value added) of net assets of R$ 60,918 (R$ 62,713 in 2016) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

As at December 31, 2017, the advance for future capital increase recognized in noncurrent assets refers to an advance of R$ 350,000 to subsidiary CPFL Paulista.

The movements, in the parent company, of the balances of investments in subsidiaries for the years of 2017 and 2016 are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Investment	Investment at of December 31, 2016	Capital increase (reduction) / payment of capital	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Dividend and Interest on capital	Advances for future capital increases	Corporate restructuring (Note 12.6)	Investment at of December 31, 2017
CPFL Paulista	1,063,400	-	280,354	95,461	(68,812)	-	-	1,370,403
CPFL Piratininga	355,755	-	152,080	(1,198)	(45,578)	-	-	461,059
Companhia Luz e Força Santa Cruz	140,520	-	23,447	-	(15,357)	-	(148,610)	-
CPFL Leste Paulista	52,853	-	9,589	-	(7,002)	-	(55,439)	-
CPFL Sul Paulista	58,895	-	10,545	-	(8,244)	-	(61,195)	-
Companhia Jaguari de Energia (CPFL Santa Cruz)	30,255	-	11,720	-	(2,489)	-	300,978	340,463
CPFL Mococa	33,824	-	6,999	-	(5,089)	-	(35,733)	-
RGE	1,614,320	-	117,700	(1,366)	(50,319)	-	-	1,680,334
RGE Sul	-	-	57,305	435	-	-	1,170,577	1,228,317
CPFL Geração	2,158,384	-	594,026	2,536	(400,831)	-	-	2,354,115
CPFL Jaguari Geração	45,099	-	15,709	-	(9,837)	-	-	50,970
CPFL Brasil	109,054	-	94,455	135	(102,639)	-	(4,911)	96,093
CPFL Planalto	2,101	-	3,550	-	(2,358)	-	-	3,293
CPFL Serviços	97,968	76,000	(12,863)	-	-	(56,000)	-	105,105
CPFL Atende	17,150	-	7,128	-	(4,941)	-	-	19,338
Nect	10,295	-	17,392	-	(12,172)	-	-	15,515
CPFL Total	27,570	(10,000)	20,865	-	(17,811)	-	-	20,624
CPFL Jaguariuna	1,256,161	1,299,520	(8,360)	-	-	(1,299,520)	(1,247,801)	-
CPFL Telecom	(19,302)	31,000	(14,021)	-	-	4,340	-	2,018
CPFL Centrais Geradoras	15,459	-	735	-	(17)	-	-	16,177
CPFL Eficiência	61,543	-	(2,582)	-	(3,708)	-	-	55,252
Authi	16,810	(2,600)	24,912		(20,428)			18,694
	7,148,112	1,393,920	1,410,685	96,003	(777,632)	(1,351,180)	(82,135)	7,837,770

Investment	Investment at of December 31, 2015	Capital increase /payment of capital	Share of profit (loss) of investees	Share of profit (loss) of investees (OCI)	Dividend and Interest on capital	Advances for future capital increases	Other	Investment at of December 31, 2016
CPFL Paulista	1,352,393	-	255,329	(260,666)	(283,656)	-	-	1,063,400
CPFL Piratininga	537,670	-	68,114	(109,626)	(140,404)	-	-	355,755
CPFL Santa Cruz	131,149	-	23,797	-	(14,427)	-	-	140,520
CPFL Leste Paulista	46,301	-	10,731	-	(4,180)	-	-	52,853
CPFL Sul Paulista	55,233	-	8,455	-	(4,793)	-	-	58,895
CPFL Jaguari	28,521	-	7,988	-	(6,253)	-	-	30,255
CPFL Mococa	29,205	-	9,198	-	(4,580)	-	-	33,824
RGE	1,580,807	-	102,647	(3,915)	(65,218)	-	-	1,614,320
CPFL Geração	2,169,922	-	401,148	(9,531)	(403,086)	-	(68)	2,158,384
CPFL Jaguari Geração	42,729	-	6,655	-	(4,284)	-	-	45,099
CPFL Brasil	51,779	-	104,235	-	(46,960)	-	-	109,054
CPFL Planalto	2,003	-	2,476	-	(2,378)	-	-	2,101
CPFL Serviços	7,117	43,026	(8,175)	-	-	56,000	-	97,968
CPFL Atende	17,373	-	5,833	-	(6,056)	-	-	17,150
Nect	16,087	-	13,424	-	(19,216)	-	-	10,295
CPFL Total	19,930	-	12,817	-	(5,178)	-	-	27,570
CPFL Jaguariuna	2,496	80	(35,498)	(10,438)	-	1,299,520	-	1,256,161
CPFL Telecom	(33,969)	19,000	(33,333)	-	-	29,000	-	(19,302)
CPFL Centrais Geradoras	19,972	-	(958)	-	(3,555)	-	-	15,459
CPFL Eficiência	66,038	-	5,926	-	(10,421)	-	-	61,543
Authi	1,913	2,600	24,264	-	(11,967)	-	-	16,810
	6,144,668	64,706	985,074	(394,175)	(1,036,612)	1,384,520	(68)	7,148,112

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

	December 31, 2017	December 31, 2016	2017	2016
Investments in joint ventures	Share of equity		Share of profit (loss)

Baesa	187,654	175,914	11,849	9,853
Enercan	176,998	562,701	85,808	117,112
Chapecoense	385,870	537,170	120,651	117,451
EPASA	240,388	206,749	94,663	67,577
Fair value adjustments of assets, net	10,640	11,219	(579)	(579)
	1,001,550	1,493,753	312,390	311,414

At the Extraordinary General Meeting held on August 2, 2017, the shareholders of the joint venture ENERCAN approved a capital reduction by R$ 188,000 (R$ 91,599 proportional to the Company’s indirect interest), with capital decreasing to R$ 200,787 (R$ 388,787 as at December 31, 2016).

At the Extraordinary General Meeting held on October 25, 2017, the shareholders of subsidiary CERAN approved a capital reduction by R$ 350,875, with fully subscribed and paid-in capital decreasing to R$ 120,000.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

12.2Fair value adjustments and goodwill

Fair value adjustments (value added) refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the consolidated financial statement, these amounts are classified as Intangible Assets (note 14).

12.3Dividends and interest on capital receivable

At December 31, 2017 and 2016, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent company
	Dividends		Interest on capital		Total
Subsidiary	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
CPFL Paulista	49,798	-	-	-	49,798	-
CPFL Piratininga	-	72,080	-	-	-	72,080
CPFL Sul Paulista (*)	-	8,641	-	1,986	-	10,627
Companhia Jaguari de Energia (CPFL Santa Cruz)	24,918	6,115	13,960	-	38,878	6,115
RGE	50,319	24,672	-	-	50,319	24,672
CPFL Geração	-	396,086	-	-	-	396,086
CPFL Centrais Geradoras	17	-	-	-	17	-
CPFL Jaguari Geração	-	1,664	-	-	-	1,664
CPFL Brasil	20,748	86,020	2,361	1,650	23,109	87,671
CPFL Planalto	888	-	-	-	888	-
CPFL Atende	1,003	1,953	620	554	1,623	2,507
Nect	4,348	5,600	-	-	4,348	5,600
CPFL Eficiência Energética	12,195	9,565	17,404	16,325	29,599	25,891
AUTHI	6,228	10,064	-	-	6,228	10,064
	170,461	622,459	34,344	20,514	204,807	642,976

(*) At December 31, 2017 the companies were group in Companhia Jaguari de Energia (note 12.6.2)

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 56,145 at December 31, 2017 (R$ 73,328 at December 31, 2016) related basically to joint ventures.

After resolutions of the AGMs/EGMs of its subsidiaries, the Company recognized in 2017 R$ 358,891 relating to dividends and interest on capital for 2016. In addition, the subsidiaries declared in 2017 (i) R$ 277,612 relating to interim dividends and interest on capital on the interim results for 2017, and (ii) R$ 280,191 relating to minimum mandatory dividend for 2017.

From the balance of dividends and interest on capital receivable as at December 31, 2016, R$ 12,164 was rectified during 2017.

From the amounts recognized as receivables, R$ 1,172,336 were paid to the Company by subsidiaries in 2017.

12.4Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

12.4.1    Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At of December 31, 2015	234,271	2,148,490	73,182	2,455,942
Equity Interests and voting capital	35.00%	48.39%	40.07%

Profit (loss) attributable to noncontrolling shareholders	38,621	(65,311)	4,862	(21,828)
Dividends	(9,172)	(22,751)	1,096	(30,827)
Other movements	-	535	(1,176)	(641)
At of December 31, 2016	263,719	2,060,963	77,966	2,402,648
Equity Interests and voting capital	35.00%	48.40%	40.07%

Profit (loss) attributable to noncontrolling shareholders	37,949	13,720	11,623	63,292
Dividends	(92,832)	(16,619)	(8,769)	(118,220)
Capital increase (reduction)	(122,806)	15	-	(122,791)
Other movements	-	-	(113)	(113)
At of December 31, 2017	86,031	2,058,079	80,707	2,224,816
Equity Interests and voting capital	35.00%	48.40%	40.07%

12.4.2    Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at December 31, 2017 and 2016, is as follows:

	December 31, 2017			December 31, 2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	110,566	1,623,645	48,037	288,538	1,398,797	39,429
Cash and cash equivalents	37,043	950,215	24,086	238,241	908,982	24,688
Noncurrent assets	848,445	11,232,357	120,677	927,948	11,066,086	122,991

Current liabilities	198,624	1,957,000	42,525	121,646	1,313,466	9,586
Borrowings and debentures	105,844	1,259,105	36,453	60,162	889,981	324
Other financial liabilities	12,360	7,258	264	20,800	85,523	1,056
Noncurrent liabilities	514,583	6,760,025	258	341,356	6,713,610	36,404
Borrowings and debentures	422,166	5,251,704	-	254,732	5,517,890	36,167
Other financial liabilities	83,766	-	-	86,624	633	-
Equity	245,804	4,138,977	125,931	753,484	4,437,807	116,431
Equity attributable to owners of the Company	245,804	4,032,448	125,931	753,484	4,324,589	116,431
Equity attributable to noncontrolling interests	-	106,529	-	-	113,218	-

	2017			2016
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	321,743	1,959,084	38,278	301,179	1,646,589	30,820
Operational costs and expenses	(103,671)	(737,472)	(10,566)	(67,242)	(653,459)	(27,404)
Depreciation and amortization	(45,212)	(617,017)	(4)	(48,082)	(553,169)	(3)
Interest income	30,489	126,041	2,089	28,232	112,389	2,728
Interest expense	(40,202)	(648,571)	(4,050)	(36,485)	(591,626)	(1,383)
Income tax expense	(54,099)	(74,125)	(2,911)	(55,596)	(46,311)	(1,137)
Profit (loss) for the year	108,427	19,645	29,006	110,345	(143,706)	12,134
Attributable to owners of the Company	108,427	11,484	29,006	110,345	(151,900)	12,134
Attributable to noncontrolling interests	-	8,162	-	-	8,195	-

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

12.4.3    Joint ventures

The summarized financial information on joint ventures at December 30, 2017 and 2016, is as follows:

	December 31, 2017				December 31, 2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	182,843	124,361	329,721	319,222	405,874	54,703	577,296	257,082
Cash and cash equivalents	48,695	17,873	116,425	74,741	288,956	18,946	280,083	85,709
Noncurrent assets	1,101,291	1,030,904	2,745,989	531,527	1,174,869	1,117,120	2,892,371	562,462

Current liabilities	291,010	121,369	426,695	157,343	196,760	116,192	391,402	172,401
Borrowings and debentures	140,090	63,154	138,788	34,299	87,560	87,032	137,753	35,555
Other financial liabilities	4,085	17,113	67,897	993	7,848	24,119	78,372	62,762
Noncurrent liabilities	629,850	283,456	1,892,407	242,765	229,085	352,142	2,024,989	259,559
Borrowings and debentures	510,874	-	1,172,181	186,373	153,020	63,196	1,292,239	218,891
Other financial liabilities	25,115	265,250	716,986	-	26,254	276,600	730,494	28,686
Equity	363,273	750,440	756,608	450,641	1,154,897	703,489	1,053,275	387,584

	2017				2016
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	580,430	412,329	829,525	789,402	564,966	239,730	789,732	548,145
Operational costs and expenses	(273,339)	(265,955)	(186,638)	(518,352)	(137,159)	(76,985)	(140,212)	(328,093)
Depreciation and amortization	(52,773)	(50,621)	(126,811)	(35,640)	(53,888)	(51,429)	(126,770)	(35,075)
Interest income	32,849	4,906	24,639	6,102	31,602	9,115	35,113	10,329
Interest expense	(31,135)	(27,986)	(183,237)	(26,197)	(36,275)	(23,961)	(125,192)	(23,128)
Income tax and social contribution expenses	(88,229)	(25,442)	(123,307)	(39,892)	(121,223)	(20,401)	(106,683)	(28,011)
Profit (loss) for the year	176,113	47,385	236,570	177,458	240,363	39,405	212,294	126,665
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração controls these investments jointly with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from the BNDES obtained by the joint ventures BAESA and Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of the BNDES.

12.4.4    Joint operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 671 MW (mean 345.4 MW) until 2028.

12.5     Business combination - Acquisition of AES Sul Distribuidora Gaúcha de Energia S.A.  (“AES Sul”)

On June 16, 2016, the Company disclosed in a Material Fact that it had entered into an agreement for the acquisition of 100% of the shares of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), currently RGE Sul, through its wholly-owned subsidiary CPFL Jaguariúna Participações Ltda., shares until then held by AES Guaíba II Empreendimentos Ltda. (“seller”), indirect wholly-owned subsidiary of The AES Corporation.

On August 5, 2016, the transaction was approved by CADE (Brazilian antitrust agency) and, on September 9, 2016, authorized by ANEEL (Brazilian Electricity Regulatory Agency).

The acquisition was completed on October 31, 2016 (“acquisition date”), after all the conditions precedent of the transaction were met, date in which the control of RGE Sul was taken over by CPFL Jaguariúna, the ownership of the shares was transferred and the payment was made.  This acquisition resulted in a business combination in accordance with CPC 15 (R1) – “Combinação de Negócios” and IFRS 3 (R) – Business Combination since CPFL Jaguariúna started holding the control of RGE Sul.

The consideration initially transferred was R$ 1,698,455, paid in cash, in a lump sum, at the acquisition date. This consideration was subsequently adjusted for changes in working capital and net debt of RGE Sul, occurred in the period between December 31, 2015 and the acquisition date, as per the amendment to the agreement. The final value of the consideration, considering the price adjustment, was R$1,591,839.

RGE Sul is a publicly traded company engaged in providing public electricity distribution services in any forms, and these activities are regulated by ANEEL, linked to the Ministry of Mines and Energy. Additionally, RGE Sul is authorized to participate in programs that aim at other forms of energy, technologies and services, including operation of activities derived directly or indirectly from the use of assets, rights and technologies owned by it.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Its administrative headquarters are located at Avenida São Borja, 2801, Bairro Fazenda São Borja, São Leopoldo, State of Rio Grande do Sul.

RGE Sul holds the concession for operation of its activities for a thirty-year period, up to November 5, 2027, its concession area comprises 118 municipalities of the State of Rio Grande do Sul, located between the metropolitan region of Porto Alegre and the borders with Uruguay and Argentina, serving approximately 1.3 million consumers.

The acquisition of RGE Sul is in line with the Company’s growth strategy, especially in the distribution segment, with potential gains of scale for its operations. The Company also expects to obtain important synergies relating to the concession area of RGE Sul since another important distributor of the Group (RGE) holds concession in the state of Rio Grande do Sul.

Additional information to the acquisition of RGE Sul

a)     Consideration

RGE Sul
Consideration paid, net	October 31, 2016
Consideration directly transferred to prior shareholders	1,698,455
Reimbursements due to adjustments related to agreement clauses	(106,616)
1,591,839

b)    Assets acquired and liabilities assumed at the acquisition date

The total amount paid on the transaction was allocated at the acquisition date to the assets acquired and liabilities assumed at fair values, including intangible assets relating to the concession right. Accordingly, as the total amount paid was allocated to assets identified and liabilities assumed, no residual value was allocated as goodwill on this transaction.

The allocation of the amount paid for assets and liabilities acquired was made with amounts provisionally calculated for the financial statements as at December 31, 2016, based on analyses conducted by Management itself at the time these financial statements were prepared. The final fair values presented were pending confirmation until the completion of the economic and financial appraisal report prepared by independent appraiser, completed on October 30, 2017.

As a consequence, certain reclassifications were made to the amounts as at December 31, 2016, relating to the (i) decrease in the fair value of the concession infrastructure’s intangible asset; (ii) completion of the fair value allocation and alignment of the criteria on the provision for tax, civil and labor risks; (iii) increase in the amount of trade receivables; (iv) decrease in the concession’s financial asset; (v) decrease in the intangible asset relating to the operation right, as a consequence of the revision of the assumptions used to determine the value of tangible and intangible assets; and (vi) recording of deferred income tax and social contribution balances on certain adjustments. These reclassifications are within the measurement period, pursuant to CPC 15 / IFRS 3, and were considered immaterial for purposes of restatement of the 2016 financial statements.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

The allocation of the purchase price paid to the fair values of the assets and liabilities acquired is as follows:

	October 31, 2016	October 31, 2016
	(preliminary)	(final)
Current assets
Cash and cash equivalents	95,164	95,164
Consumers, concessionaries and licensees	580,945	580,945
Other current assets	89,548	89,548

Noncurrent assets
Consumers, concessionaries and licensees	54,111	79,501
Deferred tax assets	204,176	310,741
Concession financial asset	876,281	863,943
Intangible assets - Distribution infrastructure	1,456,472	1,444,401
Intangible acquired in this business combination	413,796	398,739
Other noncurrent assets	147,784	155,508

Current liabilities
Trade payables	479,031	479,031
Debentures and borrowings	24,672	24,672
Taxes, fees and contributions	65,198	65,198
Sector financial liability	29,246	29,246
Regulatory charges	60,787	60,787
Other current liabilities	114,552	114,552

Noncurrent liabilities
Debentures and borrowings	1,131,949	1,131,949
Sector financial liability	64,939	64,939
Provision for tax, civil and labor risks	223,383	323,595
Other noncurrent liabilities	132,682	132,682
Net assets acquired	1,591,839	1,591,839

Consideration paid, net	1,591,839	1,591,839
(-) Fair value of identifiable net assets acquired	1,591,839	1,591,839
Goodwill	-	-

The fair values presented above were finalized are in accordance with the economic and financial appraisal report prepared by the independent expert.

The fair values of the concession’s financial asset and the distribution infrastructure’s intangible asset were calculated based on the independent appraiser’s report, considering the same assumptions adopted at the time of preparation of the report for Periodic Tariff Review purposes (Regulatory Remuneration Basis - “BRR”).

c) Contingent consideration

The share purchase agreement does not contain any clauses relating to the contingent consideration to be paid to the seller.

d) Indemnification assets

The agreement for purchase of 100% of the shares of RGE Sul establishes that CPFL Jaguariúna may be indemnified, up to the limit of 15% of the total amount paid, if any losses are incurred in the future, contingent

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

upon the compliance with specific clauses, derived from matters originated in the seller or in any of its subsidiaries established in the share purchase agreement. There are also specific clauses for two lawsuits (regulatory and environmental) in which the seller undertakes to indemnify fully CPFL Jaguariúna in the event of cash outflows relating to these lawsuits, and CPFL Jaguariúna undertakes to pass on to the seller any cash flows relating to these lawsuits that may be received in the future, in order to neutralize any effect on these two matters in particular.

The recognized final fair value of the indemnification asset is R$ 41,974, relating to the environmental lawsuit (see item “e” below). This indemnification asset was recognized in the same amount of the fair value attributed to this contingent liability.

No indemnification asset was recognized for the regulatory lawsuit for which there is a specific indemnification clause since no contingent liability relating to this lawsuit was recognized at the acquisition date.

e) Contingent liabilities recognized

We present below the final contingent liabilities recognized in the amount of R$150,065:

RGE Sul
October 31, 2016
Labor lawsuits (i)	11,429
Civil lawsuits (i)	83,575
Regulatory lawsuits (i)	5,850
Environmental lawsuits (ii)	41,974
Tax lawsuits (i)	7,236
150,065
Provisions recognized in the subsidiary	173,530
Provisions for tax, civil and labor risks	323,595

i.    These amounts represent the fair values of the labor, civil, regulatory and tax lawsuits for which the likelihood of loss attributed at the acquisition date is “possible” or “remote”. Considering that the settlement of these lawsuits depends on third parties, either at the judicial or administrative level, it is not possible to estimate a schedule for the occurrence of any cash outflows associated with these contingent liabilities. No indemnification asset was recognized for these contingent liabilities.

ii.   Refers to the fair value attributed to a class action lawsuit for which the likelihood of loss attributed by Management, together with its legal counsel, is “possible” at the acquisition date. This class action lawsuit seeks compensation for environmental damages occurred in a woodworking and pole manufacture unit that was operated, between 1997 and 2005, by RGE Sul together with its associate at that time AES Florestal. Until 1997, this unit was operated by the former concessionaire, Companhia Estadual de Energia Elétrica (CEEE). An indemnification asset in the same amount was recognized at the acquisition date.

f) Receivables acquired

The fair value of the receivables acquired is R$ 660,446. The gross contractual amount of the receivables is R$ 703,672 and based on the independent expert best estimates R$ 43,226 are not expected to be received and represent therefore the portion that is expected to represent an impairment loss.

g) Net cash outflow on the acquisition

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Consideration paid, net	1,591,839
(-) Cash and cash equivalent balances acquired	(95,164)
Cash and cash equivalents transferred, net	1,496,675

h) Financial information on the acquiree

i.              On the net operating revenue and profit of the subsidiary acquired included in the consolidated financial statements in 2017:

Considering that the acquisition date was October 31, 2016, the consolidated financial statement as at December 31, 2017 comprises fully the revenue and the result of RGE Sul for the period. In the consolidated financial statement of 2016, two months are compromised related to the activities of RGE Sul:

	Operational revenue, net	Profit or loss, net
	2016	2016
RGE Sul (from November 1st to December 31, 2016)	522,677	(27,687)

ii.            Consolidated financial information on the net operating revenue and profit for 2016 had the acquisition occurred on January 1, 2016:

	Operational revenue, net	Profit or loss, net
	Jan to Dec 2016	Jan to Dec 2016
CPFL Energia consolidated	19,112,089	879,057
Pro-forma adjustments (*)	2,853,167	(146,336)
Total	21,965,256	732,721

(*) The pro forma adjustments in the net operating revenue consider the addition of the subsidiary’s net operating revenue for the period in which it was not a subsidiary and, consequently, was not consolidated by the Company. The pro forma adjustments to profit for the period consider: (i) addition of the subsidiary’s result for the period in which it was not consolidated by the Company; (ii) inclusion of the amortization of the intangible asset acquired on the business combination and the amortization and disposal of the fair value of the distribution infrastructure’s intangible asset, had the acquisition occurred on January 1, 2016.

12.6 Corporate restructurings

12.6.1    Merger of CPFL Jaguariúna

At the EGM held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna  into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 99,981 (note 9). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148,487 and R$ 45,594 respectively, totaling R$ 194,081, corresponding to the fair value adjustment (value added) of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in  value in the amounts of R$ 66,607 and R$ 20,452, respectively, corresponding  to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

12.6.2    Grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia, Companhia Luz e Força de Mococa and Companhia Jaguari de Energia, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the Extraordinary General Meetings (“EGM”) held on December 31, 2017 at the grouped companies.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(13)      PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2015	176,807	1,376,246	1,075,982	5,824,089	36,230	9,696	674,166	9,173,217
Historical cost	198,141	1,965,641	1,516,228	7,878,838	52,947	22,323	674,166	12,308,285
Accumulated depreciation	(21,334)	(589,395)	(440,246)	(2,054,749)	(16,717)	(12,627)	-	(3,135,068)

Additions	-	171	-	236	-	-	1,084,612	1,085,019
Disposals	-	-	(421)	(6,705)	(1,249)	(779)	(26,696)	(35,850)
Transfers	8,325	95,799	177,902	1,160,915	22,467	456	(1,465,864)	-
Reclassification - cost	(137)	(1,434)	(40,852)	52,205	12	(39)	(1,219)	8,536
Transfers from/to other assets - cost	-	3	-	(5,025)	(167)	(452)	(10,523)	(16,164)
Depreciation	(7,632)	(75,659)	(54,035)	(377,529)	(8,888)	(1,676)	-	(525,420)
Write-off of depreciation	(7)	1	62	4,694	480	254	-	5,484
Reclassification - depreciation	(1,211)	(967)	(5,374)	(1,002)	7	11	-	(8,536)
Transfers from/to other assets - depreciation	-	3	(46)	1,374	150	91	-	1,572
Impairment	-	-	-	-	-	-	(5,221)	(5,221)
Business combination	-	-	-	2,140	27,175	-	1,049	30,364

At December 31, 2016	176,145	1,394,162	1,153,220	6,655,391	76,217	7,562	250,302	9,712,998
Historical cost	206,330	2,060,191	1,652,934	9,066,408	106,920	21,507	250,302	13,364,592
Accumulated depreciation	(30,185)	(666,028)	(499,714)	(2,411,017)	(30,704)	(13,945)	-	(3,651,594)

Additions	-	-	-	772	2,978	-	753,137	756,887
Disposals	(22)	(132)	(140)	(32,336)	(2,248)	(635)	(8,332)	(43,845)
Transfers	2,950	400	154,737	574,944	20,434	1,484	(754,948)	-
Transfers from/to other assets - cost	(1,893)	6,393	(154,880)	98,579	(126)	(330)	11,033	(41,224)
Depreciation	(8,004)	(79,276)	(59,736)	(431,393)	(18,055)	(1,332)	-	(597,795)
Write-off of depreciation	2	124	120	9,529	1,379	387	-	11,540
Transfers from/to other assets - depreciation	(683)	(2,413)	1,930	9,690	(8)	108	-	8,624
Business combination	-	-	-	-	(4,800)	-	-	(4,800)
Impairment	-	-	(474)	(14,787)	-	-	-	(15,261)

At December 31, 2017	168,494	1,319,257	1,094,777	6,870,389	75,771	7,245	251,192	9,787,125
Historical cost	207,365	2,066,850	1,652,178	9,693,512	122,540	22,026	251,192	14,015,662
Accumulated depreciation	(38,870)	(747,593)	(557,400)	(2,823,123)	(46,769)	(14,782)	-	(4,228,537)

Average depreciation rate 2017	3.86%	3.93%	3.69%	4.53%	13.09%	8.31%
Average depreciation rate 2016	3.86%	3.69%	3.30%	4.19%	14.31%	10.01%

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

The balance of construction in progress, in the consolidated balances, refers mainly to works in progress of operating and/or under development subsidiaries, especially for the projects of CPFL Renováveis, which has construction in progress of R$ 197,305 at December 31, 2017 (R$ 182,181 at December 31, 2016).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries to finance the works is capitalized during the construction phase. In the consolidated balances, in the year of 2017 R$ 29,817 were capitalized at the rate of 8.80% p.a. (R$ 54.733, at the rate of 11.70% p.a., in 2016).

In the consolidated balances, the depreciation amounts are recognized in the statement of profit or loss in line item “Depreciation and amortization” (note 27).

At December 31, 2017, the total amount of property, plant and equipment pledged as collateral for borrowings, as mentioned in note 16, is approximately R$ 3,903,380, mainly relating to the subsidiary CPFL Renováveis (R$ 3,841,016).

13.1 Impairment testing

For all the reporting years the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

In 2016, a provision of R$ 5,221 was recognized in subsidiary CPFL Telecom for the impairment of cash-generating units, for 2017 the recognition of an additional provision was not necessary. In 2017, due to the changes in the Brazilian political, economic and energy scenario, the subsidiary CPFL Renováveis recognized a loss of R$ 15,261 relating to property, plant and equipment of the Bio Baia Formosa and Solar Tanquinho projects. This loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 27).

Such provisions for impairment were based on the assessment of the cash-generating units comprising fixed assets of those subsidiaries which, separately, are not featured as an operating segment (note 29). Additionally, during 2017 and 2016 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

Fair value was measured by using the cost approach, a valuation technique that reflects the amount that would be required at present to replace the service capacity of an asset (normally referred to as the cost of substitution or replacement). A provision for impairment of assets was recognized owing to the unfavorable scenario for the business of these subsidiaries and it was calculated based on their fair values, net of selling expenses.

The balances disclosed in the "Business Combinations" line refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

(14) INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right
		Acquired in business combinations	Distribution infrastructure - operational	Distribution infrastructure - in progress	Public utilities	Other intangible assets	Total
At December 31, 2015	6,115	4,355,546	4,249,182	499,627	28,743	71,125	9,210,338
Historical cost	6,152	7,441,902	10,348,857	499,627	35,840	192,626	18,525,004
Accumulated amortization	(37)	(3,086,356)	(6,099,675)	-	(7,097)	(121,500)	(9,314,665)

Additions	-	-	-	1,213,924	-	10,507	1,224,431
Amortization	-	(255,110)	(498,891)	-	(1,419)	(12,438)	(767,858)
Transfer - intangible assets	-	-	610,032	(610,032)	-	-	-
Transfer - financial asset	-	-	9,452	(664,908)	-	-	(655,456)
Disposal and transfer - other assets	-	(7,283)	(48,346)	-	-	(7,410)	(63,040)
Business combination	-	413,796	1,229,074	227,398	-	-	1,870,268
Impairment	-	(40,433)	-	-	-	(2,637)	(43,070)

At December 31, 2016	6,115	4,466,516	5,550,502	666,008	27,324	59,147	10,775,613
Historical cost	6,152	7,602,941	11,987,109	666,008	35,840	183,138	20,481,188
Accumulated amortization	(37)	(3,136,425)	(6,436,607)	-	(8,516)	(123,990)	(9,705,576)

Additions	-	-	-	1,898,434	-	9,344	1,907,778
Amortization	-	(286,215)	(639,292)	-	(1,419)	(9,390)	(936,318)
Transfer - intangible assets	-	-	814,643	(814,643)	-	-	-
Transfer - financial asset	-	-	131	(972,385)	-	-	(972,254)
Disposal and transfer - other assets	-	(16,244)	(91,214)	48,061	-	1,723	(57,674)
Corporate restructuring (Note 12.6.1)	-	(26,766)	(73,215)	-	-	-	(99,981)
Impairment	-	(5,129)	-	-	-	(47)	(5,176)
Business combination	-	(15,057)	(7,108)	-	-	-	(22,165)

At December 31, 2017	6,115	4,117,105	5,554,447	825,476	25,904	60,777	10,589,824
Historical cost	6,152	7,558,645	11,442,528	825,476	35,840	174,407	20,043,048
Accumulated amortization	(37)	(3,441,540)	(5,888,080)	-	(9,936)	(113,630)	(9,453,223)

In the consolidated financial statements the amortization of intangible assets is recognized in the statement of profit or loss in the following line items: (i) “depreciation and amortization” for amortization of distribution

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination (note 27).

In conformity with CPC 20 (R1) and IAS 23, the interest on borrowings taken by subsidiaries is capitalized for qualifying intangible assets. In the consolidated, for the year of 2017, R$ 20,726 were capitalized at a rate of 8.17% p.a. (R$ 13,349 at a rate of 7.74% p.a. in 2016).

The balances disclosed in the "Business Combinations" line refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

14.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	December 31, 2017			December 31, 2016	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2017	2016
Intangible asset - acquired in business combinations
Intangible asset acquired, not merged
Parent company
CPFL Paulista	304,861	(207,003)	97,858	107,843	3.28%	3.28%
CPFL Piratininga	39,065	(25,040)	14,025	15,319	3.31%	3.31%
RGE	3,150	(1,827)	1,323	1,457	4.25%	4.24%
CPFL Geração	54,555	(35,488)	19,067	20,912	3.38%	3.38%
CPFL Jaguari Geração	7,896	(3,852)	4,044	4,314	3.42%	3.41%
	409,527	(273,210)	136,317	149,845

Subsidiaries
CPFL Renováveis	3,717,093	(898,762)	2,818,331	2,995,028	4.75%	5.39%
RGE Sul (CPFL Jaguariúna)	-	-	-	99,524	-	9.09%
RGE	618	(189)	429	473	7.12%	7.06%
	3,717,711	(898,951)	2,818,760	3,095,025

Subtotal	4,127,238	(1,172,161)	2,955,077	3,244,870

Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(885,969)	234,297	257,924	2.11%	2.11%
RGE Sul	312,741	(33,188)	279,553	307,982	9.09%	9.09%
CPFL Geração	426,450	(323,463)	102,987	112,953	2.34%	2.34%

Subtotal	1,859,457	(1,242,620)	616,837	678,859

Intangible asset acquired and merged – Reassessed
Parent company
CPFL Paulista	1,074,026	(754,666)	319,360	351,565	3.00%	3.00%
CPFL Piratininga	115,762	(74,202)	41,560	45,395	3.31%	3.31%
RGE	310,128	(184,343)	125,785	138,469	4.09%	4.09%
CPFL Jaguari Geração	15,275	(8,377)	6,898	7,358	3.01%	3.01%
Subtotal	1,515,191	(1,021,588)	493,603	542,787
Subsidiaries
RGE Sul	56,759	(5,171)	51,588	-	9.09%	-

Total	7,558,645	(3,441,540)	4,117,105	4,466,516

The intangible asset acquired in business combinations is associated to the right to operate the concessions and comprises:

- Intangible asset acquired, not merged

  Refers basically to the intangible asset from acquisition of the shares held by noncontrolling interests prior to adoption of CPC 15 and IFRS 3.

- Intangible asset acquired and merged - Deductible

Refers to the intangible asset from the acquisition of subsidiaries that were merged into the respective equity, without application of CVM Instructions No. 319/1999 and No. 349/2001, that is, without segregation of the amount of the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL requirements and avoid the amortization of the intangible asset resulting from the merger of parent company causing a negative impact on dividend paid to noncontrolling interests, the subsidiaries applied the concepts of CVM Instructions No. 319/1999 and No. 349/2001 to the intangible asset. A reserve was therefore recognized to adjust the intangible, against a special goodwill reserve on the merger of equity in each subsidiary, so that the effect of the transaction on the equity

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

reflects the tax benefit of the merged intangible asset. These changes affected the Company's investment in subsidiaries, and in order to adjust this, a nondeductible intangible asset was recognized for tax purposes.

Effective January 1, 2016, in compliance with the amendments to IAS 16/CPC 27 and IAS 38/CPC 04 (R1), the Group started to adopt prospectively, for all cases, the straight-line method of amortization over the remaining concession period.

14.2 Impairment test

For all the reporting years, the Company assesses whether there are indicators of impairment of its assets that would require an impairment test. The assessment was based on external and internal information sources, taking into account fluctuations in interest rates, changes in market conditions and other factors.

In 2016, a provision of R$ 2,637 was recognized in subsidiary CPFL Telecom for the impairment of cash-generating units, in the statement of profit or loss in line item “Other operating expenses” (note 27). In 2017, the subsidiary CPFL Renováveis recognized a loss of R$ 5,176 (R$ 40,433 in 2016), relating to intangible assets acquired in the business combination of the Pedra Cheirosa I and Bio Formosa projects.

Such provisions for impairment were based on the assessment of these cash-generating units formed by the intangible assets of those subsidiaries, which, separately, do not feature an operating segment (note 29). Additionally, during 2017 and 2016 the Company did not change the form of aggregation of the assets for identification of these cash-generating units.

For fair value measurement the cost approach was used, this is a valuation technique that reflects the amount that would be currently required to replace the service capacity of an asset (normally referred to as cost of substitution or replacement). The recognition of the provision for impairment of assets was due to the unfavorable scenario for the businesses of these subsidiaries and was calculated based on their fair values net of selling expenses.

(15) TRADE PAYABLES

	Consolidated
	December 31, 2017	December 31, 2016
Current
System service charges	413	59,935
Energy purchased	2,248,748	1,868,950
Electricity network usage charges	252,170	121,884
Materials and services	650,538	545,468
Free energy	145,002	131,893
Total	3,296,870	2,728,130

Noncurrent
Energy purchased	128,438	129,148
Materials and services	-	633
Total	128,438	129,781

The amounts of electricity supply recorded in noncurrent refer to the sale made by the subsidiary RGE Sul in the period from September 1, 2000 to December 31, 2002, relating to the electricity purchase and sale transactions made on the Electric Energy Commercialization Chamber (CCEE) and adjusted, in 2002 and 2003, based on information and calculations prepared and disclosed by CCEE, the payment of which is suspended due to the judicial injunction obtained by the indirect subsidiary until the judgment of the lawsuit (notes 6 and 22).

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(16) BORROWINGS

	Consolidated
	December 31, 2016							Interest, inflation adjustment and MTM			December 31, 2017
	Current		Noncurrent		Total						Current		Noncurrent	Total
	Interest	Principal	Interest	Principal		Raised	Repayment		Exchange rates	Interest paid	Interest	Principal	Principal
Measured at cost
Local currency
Investment	17,827	842,015	-	4,606,227	5,466,069	169,650	(1,151,289)	440,526	-	(379,542)	15,564	647,250	3,882,601	4,545,415
Rental assets	38	1,034	-	3,955	5,028	-	(1,038)	377	-	(373)	13	1,180	2,800	3,993
Financial Institutions	89,387	255,355	144,709	1,517,251	2,006,702	185,752	(515,824)	207,812	-	(343,163)	79,015	472,928	989,335	1,541,278
Others	50	59,756	-	42,370	102,176	27,209	(58,490)	5,638	-	(1,793)	32	46,125	28,584	74,741
Total at cost	107,303	1,158,159	144,709	6,169,803	7,579,974	382,611	(1,726,640)	654,353	-	(724,871)	94,624	1,167,484	4,903,320	6,165,427

Measured at fair value
Foreign currency
Financial Institutions	22,062	595,101	-	4,922,463	5,539,626	569,260	(1,315,172)	138,568	124,311	(139,596)	21,034	2,322,261	2,573,703	4,916,997
Mark to market	-	(1,764)	-	(35,651)	(37,415)	-	-	(21,137)	-	-	-	(11,375)	(47,177)	(58,552)
Total at fair value	22,062	593,337	-	4,886,812	5,502,211	569,260	(1,315,172)	117,431	124,311	(139,596)	21,034	2,310,885	2,526,526	4,858,445

Borrowing costs *	-	(5,213)	-	(32,930)	(38,143)	(6,415)	-	12,742	-	-	-	(4,420)	(27,396)	(31,816)

Total	129,364	1,746,284	144,709	11,023,685	13,044,041	945,456	(3,041,812)	784,526	124,311	(864,467)	115,658	3,473,949	7,402,450	10,992,057

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Consolidated
	December 31, 2017	December 31, 2016	Annual interest	Amortization	Collateral
Measured at amortized cost
Local currency
Investment
CPFL Paulista
FINEM V	2,883	37,078	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM V	1,892	3,638	Fixed rate 8% (c)	90 monthly installments from August 2011	SGBP and CPFL Energia guarantee and receivables
FINEM V	23,283	30,835	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	101,068	149,984	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	7,401	8,907	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	135,787	163,404	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VII	29,612	57,798	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	32,687	73,435	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	54,259	132,622	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	16,904	25,356	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
CPFL Piratininga
FINEM IV	1,553	19,970	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM IV	610	1,173	Fixed rate 8% (c)	90 monthly installments from August 2011	SGBP and CPFL Energia guarantee and receivables
FINEM IV	12,108	16,035	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM V	29,540	43,836	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM V	1,944	2,339	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM V	33,791	40,664	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	37,052	41,620	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VI	53,823	65,778	TJLP + 2.12% to 2.66% (c) (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VI	24,308	28,198	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	8,016	12,023	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
RGE Sul
Finep	4,481	7,757	TJLP	73 monthly installments from May 2016	Bank guarantee
Finep	5,487	7,562	Fixed rate 5%	81 monthly installments from September 2013	Bank guarantee
RGE
FINEM V	1,745	22,444	TJLP + 2.12% to 3.3% (c)	72 monthly installments from February 2012	SGBP and CPFL Energia guarantee and receivables
FINEM V	8,932	11,828	Fixed rate 5.5% (b)	96 monthly installments from February 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	53,994	80,126	TJLP + 2.06% to 3.08% (e) (f)	72 monthly installments from January 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VI	783	942	Fixed rate 2.5% (a)	114 monthly installments from June 2013	SGBP and CPFL Energia guarantee and receivables
FINEM VI	49,930	60,085	Fixed rate 2.5% (a)	96 monthly installments from December 2014	SGBP and CPFL Energia guarantee and receivables
FINEM VII	34,001	39,442	Fixed rate 6% (b)	96 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	58,097	65,261	SELIC + 2.62% to 2.66% (h)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINEM VII	66,601	81,394	TJLP + 2.12% to 2.66% (d)	72 monthly installments from April 2016	SGBP and CPFL Energia guarantee and receivables
FINAME	4,022	6,033	Fixed rate 4.5%	96 monthly installments from January 2012	CPFL Energia guarantee
FINAME	109	168	Fixed rate 10.0%	90 monthly installments from May 2012	Liens on assets
FINAME	443	579	Fixed rate 10.0%	66 monthly installments from October 2015	Liens on assets
Companhia Luz e Força Santa Cruz
FINEM	-	9,094	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	-	3,381	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	-	6,062	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Leste Paulista
FINEM	-	3,397	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	-	1,239	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	-	2,224	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
CPFL Sul Paulista
FINEM	-	2,412	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	-	1,731	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINEM	-	3,122	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
Companhia Jaguari de Energia (CPFL Santa Cruz)
CCB - Santander	3,514	-	TJLP + 2,99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CCB - Santander	1,215	-	UMBNDES + 1,99%	96 monthly installments from October 2015	CPFL Energia guarantee
CCB - Santander	2,759	1,464	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	1,077	572	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
FINEM	15,016	2,422	Fixed rate 6%	111 monthly installments from April 2015	CPFL Energia guarantee
FINEM	6,424	1,287	SELIC + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	12	-	SELIC + 3,63%	36 monthly installments from December 2018	CPFL Energia guarantee
FINEM	10,612	2,321	TJLP + 2.19%	72 monthly installments from April 2015	CPFL Energia guarantee
FINAME	6,204	-	TJLP + 3.29%	36 monthly installments from February 2018	CPFL Energia guarantee
FINAME	206	-	TJLP + 3.39%	120 monthly installments from July 2019	CPFL Energia guarantee
CPFL Mococa
CCB - Santander	-	1,883	TJLP + 3.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	-	736	UMBNDES + 2.1%	96 monthly installments from June 2014	CPFL Energia guarantee
CCB - Santander	-	1,413	UMBNDES +1.99%	96 monthly installments from October 2015	CPFL Energia guarantee
CCB - Santander	-	4,081	TJLP + 2.99% (f)	96 monthly installments from October 2015	CPFL Energia guarantee
CPFL Serviços
FINAME	1,086	1,297	Fixed rate 2.5% to 5.5%	96 monthly installments from August 2014	CPFL Energia guarantee and liens on equipment
FINAME	253	313	Fixed rate 6%	72 monthly installments from April 2016	CPFL Energia guarantee and liens on equipment
FINAME	472	668	Fixed rate 7.7% to 10%	90 monthly installments from December 2012	CPFL Energia guarantee and liens on equipment
FINAME	9,534	11,292	Fixed rate 2.5% to 5.5%	114 monthly installments from February 2013	CPFL Energia guarantee and liens on equipment
FINAME	33	47	TJLP + 4.2%	90 monthly installments from November 2012	CPFL Energia guarantee and liens on equipment
FINAME	1,839	2,249	Fixed rate 6%	90 monthly installments from October 2014	CPFL Energia guarantee and liens on equipment
FINAME	88	101	Fixed rate 6%	96 monthly installments from July 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,039	5,768	Fixed rate 6%	114 monthly installments from June 2015	CPFL Energia guarantee and liens on equipment
FINAME	514	762	TJLP + 2.2% to 3.2% (c)	56 monthly installments from July 2015	CPFL Energia guarantee and liens on equipment
FINAME	3,060	3,870	Fixed rate 9.5% to 10% (c)	66 monthly installments from October 2015	CPFL Energia guarantee and liens on equipment
FINAME	1,276	1,589	Fixed rate 6% to 10% (e)	66 monthly installments from August 2016	CPFL Energia guarantee and liens on equipment
FINAME	5,216	5,832	TJLP + 3.50% (e)	48 monthly installments from June 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,201	2,511	SELIC + 3.90%	48 monthly installments from June 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,251	-	SELIC + 3.86%	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	1,262	1,147	SELIC + 3.4%	36 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	588	495	TJLP + 3.74%	36 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
FINAME	2,613	-	SELIC + 3.58% to 3.72%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
FINAME	8,905	-	TJLP + 3.25% to 3.38%	36 monthly installments from January 2019	CPFL Energia guarantee and liens on equipment
CPFL Telecom
FINAME	-	7,448	Fixed rate 6.0% (b)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	-	7,849	SELIC + 3.12% (h)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	-	21,342	TJLP + 2.12% to 3.12% (c)	60 monthly installments from December 2016	CPFL Energia guarantee
FINEM	-	470	TJLP (l)	60 monthly installments from December 2016	CPFL Energia guarantee
CPFL Transmissão
FINAME	14,275	16,871	Fixed rate 3.0%	96 monthly installments from July 2015	CPFL Energia guarantee
CERAN
BNDES	-	266,484	TJLP + 3.69 to 5%	208 monthly installments from December 2005	Pledge of shares, credit and concession rights and revenues
BNDES	-	48,409	UMBNDES + 5% (1)	208 monthly installments from February 2006	Pledge of shares, credit and concession rights and revenues

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Renováveis
FINEM I	232,310	262,224	TJLP + 1.95%	168 monthly installments from October 2009 and July 2011	(i) Liens of equipment; (ii) Pledge of receivables; (iii) Pledge of shares of SPE and PCH Holding; (iv) Pledge of rights authorized by ANEEL
FINEM II	18,951	22,210	TJLP + 1.90%.	144 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia S.A. and Bioenergia S.A.
FINEM III	460,623	495,912	TJLP + 1.72%	192 monthly installments from May 2013	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Guarantee of CPFL Energia and State Grid.
FINEM V	69,485	80,362	TJLP + 2.8% and 3.4%	143 monthly installments from December 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL-R.
FINEM VI	69,619	74,737	TJLP + 2.05%	173 to 192 monthly installments from October 2013 and April 2015	(i) Liens of receivables; (ii) Pledge of shares of SPE; (iii) Pledge of rights authorized by ANEEL; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM VII	119,234	138,474	TJLP + 1.92%	156 monthly installments from October 2010 to September 2023	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM IX	17,827	25,195	TJLP + 2.15%	120 monthly installments from May 2010

(i)    Mortgage of rural property;

(ii)   Liens of equipment;

(iii)  Liens of receivables;

(iv)  Pledge of shares of SPE;

(v)   Pledge of rights authorized by ANEEL;

(vi)  Guarantee of CPFL-R, CPFL Energia and State Grid.

FINEM X	-	230	TJLP	84 monthly installments from October 2010	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM XI	95,016	105,670	TJLP + 1.87% to 1.9%	108 to 168 monthly installments from January 2012 and January 2013	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia.
FINEM XII	297,835	317,289	TJLP + 2.18%	192 monthly installments from July 2014

(i)    Liens of equipment;

(ii)   Liens of receivables;

(iii)  Pledge of receivables of operation contracts;

(iv)  Pledge of shares of SPE and Eolica Holding;

(v)   Pledge of rights authorized by ANEEL;

(vi)  Guarantee of CPFL Renováveis, Eólica Holding S.A, CPFL Energia and State Grid.

FINEM XIII	298,439	318,257	TJLP + 2.02% to 2.18%	192 monthly installments from November 2014

(i)   Pledge of equipment;

(ii)   Liens of receivables;

(iii)  Pledge of receivables of operation contracts;

(iv)  Pledge of shares of SPE;

(v)   Pledge of rights authorized by ANEEL;

(vi)  Guarantee of CPFL Renováveis, CPFL Energia and State Grid.

FINEM XV	23,185	27,305	TJLP + 3.44%	139 monthly installments from September 2011	(i) Pledge of shares of SPE; (ii) Pledge of rights authorized by ANEEL; (iii) Liens of receivables; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XVI	4,335	6,418	Fixed rate 5.50%	101 monthly installments from September 2011	(i) Pledge of shares of SPE; (ii) Pledge of rights authorized by ANEEL; (iii) Liens of receivables; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XVII	428,205	460,426	TJLP + 2.18%	192 monthly installments from January 2013

(i)    Liens of equipment;

(ii)   Liens of receivables;

(iii)  Pledge of receivables of operation contracts;

(iv)  Pledge of shares of SPE and DESA Eolicas SA;

(v)   Pledge of rights authorized by ANEEL;

(vi)  Guarantee letter.

FINEM XVIII	9,044	13,763	Fixed rate 4.5%	102 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia S.A. and Bioenergia S.A.
FINEM XIX	27,579	29,559	TJLP + 2.02%	192 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XX	37,208	44,650	Fixed rate 2.5%	108 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXI	37,583	40,281	TJLP + 2.02%	192 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXII	32,734	39,281	Fixed rate 2.5%	108 monthly installments from January 2014	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXIII	1,153	1,729	Fixed rate 4.5%	102 monthly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.
FINEM XXIV	82,632	109,580	Fixed rate 5.5%	102 to 108 monthly installments from January 2012 to August 2020	(i) Liens of equipment; (ii) Liens of receivables; (iii) Guarantee of CPFL Energia and State Grid.
FINEM XXV	83,136	87,492	TJLP + 2.18%	192 monthly installments from July 2016 to June 2032

(i)    Pledge of equipment;

(ii)   Liens of receivables;

(iii)  Pledge of receivables of operation contracts;

(iv)  Pledge of shares of SPE;

(v)   Pledge of rights authorized by ANEEL;

(vi)  Guarantee of CPFL Renováveis, CPFL Energia and State Grid.

FINEM XXVI	681,912	525,011	TJLP + 2.75%	192 monthly installments from July 2017 to June 2033	(i) Pledge of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE and T-16; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

FINEM XXVII	67,584	70,532	TJLP + 2,02%	162 monthly installments from November 2016 to April 2030	(i) Pledge of shares of SPE; (ii) Liens of receivables; (iii) Fiduciary Assignment of emerging rights authorized by ANEEL; (iv) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINEM XXVIII	1,415	-	TJLP	144 monthly installments from January 2018	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of CPFL Renováveis, CPFL Energia and State Grid.
FINAME I	2,387	2,857	Fixed rate 2.5%	96 monthly installments from February 2015	(i) Liens of equipment; (ii) Guarantee of CPFL Renováveis.
FINEP I	904	1,397	Fixed rate 3.5%	61 monthly installments from October 2014	Guarantee letter.
FINEP II	9,516	10,445	TJLP - 1.0%	85 monthly installments from June 2017	Guarantee letter.
FINEP III	4,091	5,232	Fixed rate 8%	73 monthly installments from July 2015	Guarantee letter.
BNB I	92,926	100,323	Fixed rate 9.5% to 10% and compliance bonus of 15%	168 monthly installments from January 2009 to 2028	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Guarantee of SIIF Energies do Brasil.
BNB II	151,428	158,364	Fixed rate 10% and compliance bonus of 15% to 25%	222 monthly installments from May 2010 to October 2029

(i)    Liens of equipment;

(ii)   Liens of receivables;

(iii)  Pledge of shares of SPE;

(iv)  Pledge of rights authorized by ANEEL;

(v)   Pledge of receivables of operation contracts;

(vi)  Guarantee of BVP S.A.;

(vii) Guarantee letter.

BNB III	27,138	29,020	Fixed rate 9.5% and compliance bonus of 25%	228 monthly installments from July 2009 to July 2028	(i) Liens of equipment; (ii) Pledge of shares of SPE; (iii) Pledge of rights authorized by ANEEL; (iv) Liens of receivables; (v) Guarantee of CPFL Renováveis.
NIB	57,291	67,872	IGPM + 8.63%	50 quarterly installments from June 2011	(i) Liens of equipment; (ii) Liens of receivables; (iii) Pledge of shares of SPE; (iv) Pledge of rights authorized by ANEEL; (v) Pledge of receivables of operation contracts.

Rental assets
CPFL Eficiência
FINAME	2,281	2,923	Fixed rate 4.5% to 8.7%	96 monthly installments from March 2012	CPFL Energia guarantee
FINAME	81	99	Fixed rate 6%	72 monthly installments from October 2016	CPFL Energia guarantee
FINAME	171	234	TJLP + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	174	219	SELIC + 2.70%	48 monthly installments from August 2016	CPFL Energia guarantee
FINAME	100	121	Fixed rate 9.5%	36 monthly installments from September 2017	CPFL Energia guarantee
FINAME	515	678	Fixed rate 9.5% (e)	48 monthly installments from February 2017	CPFL Energia guarantee and liens on equipment
FINAME	672	753	TJLP + 3.50% (e)	48 monthly installments from August 2017	CPFL Energia guarantee and liens on equipment
Financial institutions
CPFL Paulista
Banco do Brasil - Working capital	-	380,403	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Piratininga
Banco do Brasil - Working capital	-	66,951	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
CPFL Santa Cruz
Banco do Brasil - Working capital	-	50,213	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	-	6,925	CDI + 0.27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
CPFL Leste Paulista
Banco IBM - Working capital	-	5,405	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	-	20,955	CDI + 0.1%	12 semiannual installments from October 2014	CPFL Energia guarantee
Banco IBM - Working capital	-	15,658	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
Banco IBM - Working capital	-	6,993	CDI + 1.33% (f)	8 semiannual installments from January 2016	CPFL Energia guarantee
CPFL Sul Paulista
Banco do Brasil - Working capital	-	31,954	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	-	7,888	CDI + 0.27% to 1.33 (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Working capital	-	6,784	CDI + 1.27% (g)	8 semiannual installments from February 2017	CPFL Energia guarantee
Companhia Jaguari de Energia (CPFL Santa Cruz)
Banco do Brasil - Working capital	95,682	4,413	104,90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Capital de giro	35,895	-	CDI + 0,27% (f)	12 semiannual installments from June 2015	CPFL Energia guarantee
Banco IBM - Capital de giro	5,180	-	CDI + 1,33%(f)	8 semiannual installments from January 2016	CPFL Energia guarantee
Banco IBM - Working capital	5,652	-	CDI + 1,27%	8 semiannual installments from February 2017	CPFL Energia guarantee
Banco IBM - Working capital	13,111	10,726	100,00% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	25,443	11,297	CDI + 0,1%	12 semiannual installments from October 2014	CPFL Energia guarantee
CPFL Mococa
Banco do Brasil - Working capital	-	28,911	104.90% of CDI (f)	2 annual installments from July 2017	CPFL Energia guarantee
Banco IBM - Working capital	-	3,481	100.0% of CDI	14 semiannual installments from December 2012	CPFL Energia guarantee
Banco IBM - Working capital	-	13,296	CDI + 0.27%	12 semiannual installments from March 2015	CPFL Energia guarantee
CPFL Serviços
Banco IBM - Working capital	1,279	3,473	CDI + 0.10%	11 semiannual installments from June 2013	CPFL Energia guarantee
Promissory note	46,941	-	104% of CDI	1 installment in June 2018	CPFL Energia guarantee
CPFL Geração
Banco do Brasil - Working capital	630,309	641,316	109.5% of CDI	1 installment in March 2019	CPFL Energia guarantee
CPFL Telecom
Banco IBM - Working capital	-	31,449	CDI + 0.18%	12 semiannual installments from August 2014	CPFL Energia guarantee
CPFL Transmissão Morro Agudo
Santander	-	5,031	CDI + 1.60% (k)	1 installment in March 2017	CPFL Energia guarantee
CPFL Renováveis
Bradesco	204,934	250,363	CDI + 0.5%	8 annual installments from June 2013	No collateral
Safra	194,006	208,547	105% of CDI	14 semiannual installments from August 2016	No collateral
CCB - BBM	44,095	44,171	CDI+3.40%	1 installment in March 2018	No collateral
CCB - BBM	26,198	-	CDI + 1.90%	Charges quarterly with one repayment in maturity	CPFL Renováveis guarantee
CCB - ABC	-	44,217	CDI+3.80%	1 installment in December 2017	No collateral
CCB - Deustche Bank	46,966	-	CDI + 1,45%	Charges quarterly with one repayment in maturity	CPFL Renováveis promissory note
Promissory note - ABC	102,006	105,883	CDI+3.80%	4 semiannual installments from February 2017	No collateral
Promissory note - BBM	63,582	-	CDI+1.39%	1 installment in June 2018	CPFL Renováveis guarantee

Others
Eletrobrás
CPFL Paulista	2,410	2,960	RGR + 6% to 6.5%	120 monthly installments from January 2013	Receivables and promissory notes
RGE	3,988	5,851	RGR + 6%	120 monthly installments from May 2008	Receivables and promissory notes
RGE Sul	18,970	25,946	RGR + 6%	120 monthly installments from December 2008	Receivables and promissory notes
CPFL Santa Cruz	-	508	RGR + 6%	120 monthly installments from January 2007	Receivables and promissory notes
CPFL Leste Paulista	-	338	RGR + 6%	120 monthly installments from February 2008	Receivables and promissory notes
CPFL Sul Paulista	-	303	RGR + 6%	120 monthly installments from August 2007	Receivables and promissory notes
CPFL Jaguari	-	9	RGR + 6%	120 monthly installments from June 2007	Receivables and promissory notes
CPFL Mococa	-	122	RGR + 6%	120 monthly installments from January 2008	Receivables and promissory notes
Others	49,372	66,141
Subtotal local currency	6,165,427	7,579,974

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Foreign currency
Measured at fair value
Financial institutions
CPFL Paulista
Bank of America Merrill Lynch	332,766	327,503	US$+Libor 3 months+1.35% (2) (f)	1 installment in October 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	148,930	146,703	US$+Libor 3 months+1.70% (4)	1 installment in September 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	165,826	163,279	US$ + Libor 3 months + 0.88% (3) (g)	1 installment in February 2020	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	124,211	163,106	US$+Libor 3 months+0.80% (2) (f)	4 semiannual installments from September 2017	CPFL Energia guarantee and promissory notes
BNP Paribas	-	68,663	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
HSBC	-	282,808	US$ + Libor 3 months + 1.30% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	130,522	US$ + 2.28% to 2.32% (2)	1 installment in December 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	115,382	US$ + 2.36% to 2.39% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
J.P. Morgan	83,783	82,544	US$ + 2.74% (2)	1 installment in January 2019	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	49,311	US$ + 2.2% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Bank of America Merrill Lynch	498,061	490,334	US$ + Libor 3 months + 1.40% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
Mizuho Bank	248,189	244,484	US$+Libor 3 months+1.55% (2) (f)	3 semiannual installments from March 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	221,475	218,104	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes

CPFL Piratininga
BNP Paribas	218,814	188,822	Euro + 1.6350% (2)	1 installment in January 2018	CPFL Energia guarantee and promissory notes
Citibank	207,743	204,486	US$ + Libor 3 months + 1.41% (2)	2 annual installments from January 2019	CPFL Energia guarantee and promissory notes
Citibank	165,740	163,225	US$ + Libor 3 months + 1.35% (3)	1 installment in March 2019	CPFL Energia guarantee and promissory notes
Scotiabank	-	54,235	US$ + 2.08% (2)	1 installment in August 2017	CPFL Energia guarantee and promissory notes
Sumitomo	166,346	163,712	US$ + Libor 3 months + 1.35% (2) (f)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	221,475	218,104	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
RGE
Bank of Tokyo-Mitsubishi	59,793	58,852	US$ + Libor 3 months + 0.82%(2)	1 installment in April 2018	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	271,893	267,740	US$ + Libor 3 months + 0.83%(2)	1 installment in May 2018	CPFL Energia guarantee and promissory notes
Syndicated transaction (**) - Bank of America Merrill Lynch, Citibank, HSBC and EDC-Export Development Canada	221,475	218,104	US$ + Libor 3 months + 2.7% (3)	5 semiannual installments from May 2019	CPFL Energia guarantee and promissory notes
Bank of Tokyo-Mitsubishi	172,592	-	US$ + 1,9275%	1 installment in October 2018	CPFL Energia guarantee and promissory notes
HSBC	-	44,496	US$ + Libor 3 months + 1.30% (2)	1 installment in October 2017	CPFL Energia guarantee and promissory notes
J.P. Morgan	-	199,826	US$ + 2.78% (2)	1 installment in February 2018	CPFL Energia guarantee and promissory notes
CPFL Santa Cruz
Scotiabank	-	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Sul Paulista
Scotiabank	-	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Leste Paulista
Scotiabank	-	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Jaguari
Scotiabank	67,219	16,556	US$ + 3.37% (3) (g)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
CPFL Geração
HSBC	-	326,159	US$+Libor 3 months + 1.30% (2)	1 installment in March 2017	CPFL Energia guarantee and promissory notes
CCB-China Construction Bank	99,443	97,946	US$+Libor 3 months + 1.60% + 1.4% fee (4)	1 installment in June 2019	CPFL Energia guarantee and promissory notes
Scotiabank	119,314	117,550	US$ + 3.37% (4)	1 installment in July 2019	CPFL Energia guarantee and promissory notes
Citibank	397,328	391,380	US$+Libor 3 months + 1.41% (3)	3 annual installments from September 2018	CPFL Energia guarantee and promissory notes
CCB China	33,120	32,624	US$ + 3.37% (3)	1 installment in September 2019	CPFL Energia guarantee and promissory notes
Scotiabank	165,572	163,125	US$ + 3.13%	1 installment in December 2019	CPFL Energia guarantee
Paulista Lajeado
Banco Itaú	36,311	35,771	US$ + 3.196% (4)	1 installment in March 2018	CPFL Energia guarantee and promissory notes
CPFL Brasil
Scotiabank	45,161	44,501	US$ + 2.779% (3)	1 installment in August 2018	CPFL Energia guarantee and promissory notes
Scotiabank	11,731	-	US$ + 2.779% (3)	1 installment in September 2020	CPFL Energia guarantee and promissory notes
Scotiabank	253,626	-	US$ + 2.779% (3)	1 installment in September 2020	CPFL Energia guarantee and promissory notes
Scotiabank	159,060	-	USD + 2,3073%	1 installment in October 2020	CPFL Energia guarantee and promissory notes

Mark to market	(58,552)	(37,415)

Total in foreign currency - fair value	4,858,446	5,502,211

Borrowing costs (*)	(31,816)	(38,143)

Total - Consolidated	10,992,057	13,044,041

The subsidiaries hold swaps converting the operating cost of currency variation to interest rate variation in reais, corresponding to:
(1) 143,85% of CDI	(3) 99% a 109% of CDI
(2) 95,20% of CDI	(4) 109,1% a 119% of CDI

Effective rate:
(a) 30% to 40% of CDI	(e) 80,1% to 90% of CDI		(i) CDI + 0,73%
(b) 40,1% to 50% of CDI	(f) 100,1% to 110% of CDI		(J) Fixed rate 10,57%
(c) 60,1% to 70% of CDI	(g) 110,1% to 120% of CDI
(d) 70,1% to 80% of CDI	(h) 120,1% to 130% of CDI

(*) In accordance with CPC 08/IAS 39, this refers to borrowing costs directly attributable to the issuance of the respective debts, measured at cost.

(**) Syndicated transaction – borrowings in foreign currency, having as counterpart a group of financial institutions.

As segregated in the tables above, in conformity with CPCs 38 and 39 and IASs 32 and 39, the Group classified their debts as (i) other financial liabilities (or measured at amortized cost), and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to compare the effects of the recognition of income and expenses derived from marking to market of derivatives, debt-related derivatives, in order to obtain more relevant and consistent accounting information. At December 31, 2017, the balance of the borrowings measured at fair value was R$ 4,858,445 (R$ 5,502,211 at December 31, 2016).

Changes in the fair values of these borrowings are recognized in the finance income/cost of the Group. At December 31, 2017, the accumulated gains of R$ 58,552 (R$ 37,415 at December 31, 2016) on marking the

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

borrowings to market, offset by the losses of R$ 51,145 (gains of R$ 24,504 at December 31, 2016) of marking to market the derivative financial instruments contracted as a hedge against foreign exchange variations (note 33), resulted in a total net gain of R$ 7,407 (R$ 61,919 at December 31, 2016).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
2019	2,737,432
2020	1,744,143
2021	649,487
2022	453,085
2023	371,895
2024 to 2028	1,155,315
2029 to 2033	338,270
Subtotal	7,449,627
Mark to market	(47,177)
Total	7,402,450

The main indexes used for adjusting borrowings for inflation and the indebtedness profile in local and foreign currency, already considering the effects of the derivative instruments, are as follows:

	Accumulated variation		Consolidated
			% of debt
Index	2017	2016	December 31, 2017	December 31, 2016
IGP-M	(0.52)	7.17	0.52	0.53
TJLP	7.00	7.50	31.38	31.48
CDI	6.89	13.63	59.49	56.31
Outros			8.60	11.68
			100.00	100.00

Main additions in the year:

	R$ thousand
Company	Bank / Credit issue	Total approved	Released in 2017	Released net of fundraising costs	Interest	Utilization
Local currency
Companhia Luz e Força Santa Cruz, CPFL Leste Paulista, Companhia Jaguari de Energia (CPFL Santa Cruz), CPFL Sul Paulista e CPFL Mococa	FINAME (a)	6,556	6,556	6,556	Quarterly	Subsidiary's investment plan
CPFL Serviços	FINAME (a)	11,286	11,286	11,286	Quarterly	Acquisition of machinery and equipment
CPFL Serviços	Promissory note	45,000	45,000	45,000	Bullet	Working capital
CPFL Renováveis	FINEM XXVI	764,109	146,730	142,811	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVII	87,184	1,699	1,699	Monthly	Subsidiary's investment plan
CPFL Renováveis	FINEM XXVIII	206,000	1,414	1,414	Monthly	Subsidiary's investment plan
CPFL Renováveis	BBM / promissory note (a)	62,000	62,000	61,833	Bullet	Working capital
CPFL Renováveis	CCB (a)	11,000	11,000	10,794	Bullet	Working capital
CPFL Renováveis	CCB (a)	14,000	14,000	13,737	Bullet	Working capital
CPFL Renováveis	CCB (a)	1,000	1,000	981	Bullet	Working capital
CPFL Renováveis	CCB (a)	44,000	44,000	44,000	Bullet	Working capital
CPFL Renováveis	CCB (a)	2,752	2,752	2,700	Bullet	Working capital

		1,254,887	347,437	342,811
Foreign currency
CPFL Brasil	Law 4131 - Scotiabank	400,000	400,000	400,000	Semiannually	Working capital
RGE	Law 4131 -Bank of Tokyo-Mitsubishi	169,260	169,260	169,260	Quarterly	Working capital
		569,260	569,260	569,260

		1,824,147	916,697	912,071

(a) There is no restrictive financial covenant.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Prepayment

CPFL Paulista – In 2017, R$ 1,093,611 were settled in advance relating to borrowings from banks J.P.Morgan, Banco do Brasil, Banco Safra, HSBC and BNP Paribas, with original maturities from December 2017 to July 2018.

CPFL Piratininga – In 2017, R$ 68,952 were settled in advance relating to borrowings from Banco do Brasil with original maturities from July 2017 to July 2018.

RGE - In 2017, R$ 200,672 were settled in advance relating to borrowings from bank J.P.Morgan, with original maturities in February 2018.

RESTRICTIVE COVENANTS

(i) BNDES:

Borrowings from the BNDES restrict the subsidiaries CPFL Paulista, CPFL Piratininga, RGE and CPFL Telecom to: i) only paying dividends and interest on capital totaling more than the minimum mandatory dividend required by law after fulfillment of all contractual obligations; (ii) fully complying with the restrictive obligations set out in the agreement; and (iii) maintaining certain financial ratios within pre-established parameters calculated annually, as follows:

CPFL Paulista, CPFL Piratininga and RGE

Maintenance, by these subsidiaries, of the following ratios:

•         Net Debt to EBITDA ratio – maximum of 3.5;

•         Net Debt divided by the sum of Net Debt and Equity – maximum of 0.90.

For debts to BNDES related to FINEM of these subsidiaries, in 2017 their agreements were amended with the inclusion of new financial covenants, in addition to those previously mentioned, which must be calculated annually in the consolidated financial statements of their parent companies:

(i)    Maintenance, by CPFL Energia, of the following ratios:

•       Net Debt to EBITDA ratio – maximum of 3.75;

•       Equity / (Equity + Net Bank Debts) ratio greater than 0.28.

 (ii) Maintenance, by State Grid Brazil Power (SGBP), of the following ratios:

•       Equity to Total Assets ratio greater than 0.30 (disregarding the effects of IFRIC 12 / OCPC 01 (R1).

CPFL Renováveis (calculated in indirect subsidiary CPFL Renováveis and its subsidiaries, except when mentioned in each specific item:

FINEM I

•         Maintenance of debt service coverage ratio “DSCR” (cash balance for the prior year + cash generation for the current year) / Debt service for the current year at 1.2 times.

•         Maintenance of Company Capitalization Ratio greater than or equal to 25%.

As at December 31, 2016, the Company was not compliant with the DSCR for the second half of 2016 and the total amount of the debts of R$ 87,375 was classified in current liabilities, without declaration of early maturity of the debts. After December 31, 2016, the Companies obtained from BNDES a waiver for not calculating the DSCR for the second half of 2016, due this the amount was transfer to noncurrent liabilities in January 2017. Non-compliance with such covenant also did not result in early maturity of the other debts that have specific cross default conditions.

In December 2017, the subsidiary obtained from BNDES the non-declaration of early maturity of the debt for non-compliance with the DSCR in the consolidated financial statements of PCH Holding.

FINEM II and FINEM XVIII

•         Restriction on the payment of dividend if a DSCR greater than or equal to 1.0 and a General Indebtedness Ratio less than or equal to 0.8 are not achieved.

FINEM III

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

FINEM V

•         Maintenance of Debt Service Coverage Ratio at 1.2 times.

•         Maintenance of Company Capitalization Ratio equal to or greater than 30%.

FINEM VI

•         Maintenance of DSCR equal to or greater than 1.2 times.

•         Maintenance of Company Capitalization Ratio equal to or greater than 25%.

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM VII, FINEM X and FINEM XXIII

•         Annual maintenance of Debt Service Coverage Ratio at 1.2 times.

•         Payment of dividend limited to Total Liabilities to Ex-Dividend Equity ratio less than 2.33.

FINEM IX, FINEM XIII and FINEM XXV

•         Maintenance of DSCR greater than or equal to 1.3.

•         Maintenance of Equity/(Equity + Net Bank Debts) greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity/Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM XXVI

•         Maintenance of DSCR greater than or equal to 1.3 in subsidiaries beneficiaries of the agreement.

•         Annual maintenance of DSCR greater than or equal to 1.3 calculated in the consolidated financial statements of subsidiary Turbina 16.

•         If the DSCR is calculated at an amount equal to or greater than 1.3, the beneficiaries will be waived from the obligation to maintain the DSCR of the beneficiaries.

•         Maintenance of Equity/(Equity + Net Bank Debts) greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2017, the subsidiary obtained from BNDES the non-declaration of early maturity of the debt in the event of non-compliance with the DSCR in the consolidated financial statements of Turbina 16.

FINEM XI, FINEM XXIV, FINEM XV and FINEM XVI

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM XII

•         Annual maintenance of DSCR in indirect subsidiaries Campo dos Ventos II Energias Renováveis S.A., SPE Macacos Energia S.A., SPE Costa Branca Energia S.A., SPE Juremas Energia S.A. and SPE Pedra Preta Energia S.A. greater than or equal to 1.3, after the beginning of amortization;

•         Annual maintenance of consolidated DSCR greater than or equal to 1.3 calculated in the consolidated financial statements of Eólica Holding S.A., after the beginning of amortization;

•         Maintenance of Equity/(Equity + Net Bank Debts) greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

FINEM XVII

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

•         Annual maintenance of DSCR equal to or greater than 1.2.

•         Annual maintenance of consolidated DSCR greater than or equal to 1.3 calculated in the consolidated financial statements of Desa Eóticas;

•         If the DSCR is calculated at an amount equal to or greater than 1.3, the beneficiaries will be waived from the obligation to maintain the DSCR.

FINEM XIX and FINEM XX

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 4.6 in 2016 and 3.75 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity / (Equity + Net Debts) ratio greater than or equal to 0.41 from 2014 to 2016 and 0.45 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2016, the subsidiary obtained a waiver from BNDES for non-compliance with the Net Debt to EBITDA ratio without declaration of early maturity of the debt for the year ended December 31, 2016.

In December 2017, the subsidiary obtained from BNDES the non-declaration of the early maturity in the event of non-compliance with the DSCR in the consolidated financial statements of Bio Alvorada and authorization for non-compliance with the Net Debt to EBITDA ratio and Equity/(Equity + Net Debt) ratio.

FINEM XXI e FINEM XXII

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 4.6 in 2016 and 3.75 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity / (Equity + Net Debts) ratio greater than or equal to 0.41 from 2013 to 2016 and 0.45 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2016 and 2017, the Company obtained a waiver from BNDES for non-compliance with the Net Debt to EBITDA ratio without declaration of early maturity of the debt for the years ended December 31, 2016 and 2017

FINEM XXVII

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of the Capitalization Ratio (ICP), defined as Equity to Total Assets ratio greater than or equal to 39.5%.

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2017, the subsidiary obtained from BNDES the non-declaration of early maturity of the debt in the event of non-compliance with the DSCR in the consolidated financial statements of Mata Velha.

FINEM XXVIII

•         Maintenance of DSCR greater than or equal to 1.2.

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 4.6 in 2016 and 3.75 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity / (Equity + Net Debts) ratio greater than or equal to 0.41 from 2013 to 2016 and 0.45 from 2017 on, calculated in the consolidated financial statements of CPFL Renováveis;

•         Maintenance of Equity/(Equity + Net Bank Debts) ratio greater than 0.28 calculated in the Company’s annual consolidated financial statements;

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

•         Maintenance of Net Bank Debt to EBITDA ratio less than or equal to 3.75 calculated in the Company’s annual consolidated financial statements.

•         Maintenance of Equity to Total Assets ratio greater than 0.3 calculated annually based on the consolidated financial statements of State Grid Brazil Power.

In December 2017, the subsidiary obtained from BNDES the non-declaration of the early maturity of the debt in the event of non-compliance with the DSCR in the consolidated financial statements of Bio Coopcana and Bio Alvorada and authorization for non-compliance with the Net Debt  to EBITDA ratio and Equity/(Equity + Net Debt) ratio.

Bradesco

•         Maintenance of Net Debt to EBITDA ratio less than 3.50 calculated semiannually based on the semiannual financial statements, consolidating the results of T-15 Energia S.A. with those of the SPEs, in the case of PCH Participações S.A. there is consolidation proportional to T-15’s interest in PCH Participações.

NIB

•         Semiannual maintenance of DSCR at 1.3;

•         Maintenance of Indebtedness Ratio equal to or less than 70%;

•         Maintenance of Financing Term Coverage Ratio greater than or equal to 1.7.

 (ii) Foreign currency borrowings - Bank of America Merrill Lynch, J.P Morgan, Citibank, Scotiabank, Banco de Tokyo-Mitsubishi, Santander, Sumitomo, Mizuho, HSBC, BNP Paribas and syndicated transaction (Law 4,131)

The foreign currency borrowings obtained under Law 4,131 are subject to certain covenants, including clauses that require the Company to maintain certain financial ratios within pre-established parameters, calculated semiannually.

The ratios required are as follows: (i) Net Indebtedness divided by EBITDA – maximum of 3.75 and (ii) EBITDA divided by Finance Income (Costs) – minimum of 2.25.

The definition of EBITDA for the Company, for covenant calculation purposes, takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the direct or indirect interest held by the Company in those companies (for both EBITDA and assets and liabilities).

Various borrowings of the direct and indirect subsidiaries were subject to early maturity in the event of changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block. In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the Group’s creditors that they would not declare the early maturity of such borrowings, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for not declaring the early maturity of the debt.

Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

The Group’s management monitors these ratios on a systematic and continuous basis to ensure that the conditions are complied with. In the opinion of the Group’s management, all covenants and financial and non-financial clauses are properly complied, except as mentioned previously in relation to the indirectly-controlled entity CPFL Renováveis, at December 31, 2017.

(17) DEBENTURES

	Consolidated
	At December 31, 2016	Raised	Repayment	Interest, inflation adjustment	Exchange rates	At December 31, 2017

Debentures	9,067,520	2,486,000	(2,231,451)	913,313	(981,986)	9,253,396
Borrowings costs	(67,575)	(33,371)	-	24,076	-	(76,870)
Total	8,999,945	2,452,629	(2,231,451)	937,389	(981,986)	9,176,526

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

		Consolidated
		December 31, 2017				December 31, 2016
		Current interest	Current	Noncurrent	Total	Current interest	Current	Noncurrent	Total
CPFL Paulista
6th Issue	Single series	-	-	-	-	47,079	198,000	462,000	707,079
7th Issue	Single series	17,134	126,250	378,750	522,134	28,913	-	505,000	533,913
8th Issue	1st series	1,669	-	215,310	216,980	-	-	-	-
8th Issue	2nd series	2,925	-	358,224	361,149	-	-	-	-
8th Issue	3rd series	1,161	-	131,397	132,558	-	-	-	-
		22,890	126,250	1,083,681	1,232,821	75,992	198,000	967,000	1,240,992

CPFL Piratininga
6th Issue	Single series	1,950	-	44,000	45,950	7,846	33,000	77,000	117,846
7th Issue	Single series	7,973	58,750	176,250	242,973	13,455	-	235,000	248,455
8th issue	2nd series	7,669	-	246,000	253,669	-	-	-	-
8th issue	1st series	1,174	-	61,125	62,299	-	-	-	-
		18,766	58,750	527,375	604,891	21,301	33,000	312,000	366,301

RGE
6th Issue	Single series	8,864	-	200,000	208,864	35,666	150,000	350,000	535,666
7th Issue	Single series	5,768	42,500	127,500	175,768	9,733	-	170,000	179,733
8th issue	2nd series	7,812	-	250,000	257,812	-	-	-	-
8th issue	1st series	2,573	-	132,573	135,146	-	-	-	-
		25,017	42,500	710,073	777,590	45,399	150,000	520,000	715,399

Companhia Luz e Força Santa Cruz
1st Issue	Single series	-	-	-	-	550	32,500	32,500	65,550

Companhia Jaguari de Energia (CPFL Santa Cruz)
1st Issue	Single series	135	32,500	-	32,635	-	-	-	-

RGE SUL
4th Issue	Single series	16,662	-	1,100,000	1,116,662	32,058	-	1,100,000	1,132,058
6th Issue	Single series	312	-	220,000	220,312	-	-	-	-
		16,974	-	1,320,000	1,336,974	32,058	-	1,100,000	1,132,058
CPFL Brasil
3rd Issue	Single series	6,059	-	400,000	406,059	11,657	-	400,000	411,657

CPFL Geração
5th Issue	Single series	3,366	546,000	-	549,366	12,969	546,000	546,000	1,104,969
6th Issue	Single series	13,671	153,318	306,682	473,671	23,228	-	460,000	483,228
7th Issue	Single series	8,978	-	635,000	643,978	16,379	-	635,000	651,379
8th Issue	Single series	3,401	-	87,905	91,306	3,369	-	85,520	88,889
9th Issue	Single series	550	-	51,672	52,221	524	-	50,278	50,802
		29,966	699,318	1,081,259	1,810,543	56,470	546,000	1,776,798	2,379,268
Parent company
5th Issue	Single series	2,817	-	186,000	188,817	18,069	-	620,000	638,069

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	762	44,968	449,678	495,408	762	41,938	461,314	504,014
1st Issue - PCH Holding 2	Single series	260	8,701	123,391	132,352	644	8,700	132,091	141,435
1st Issue - DESA	Single series	-	-	-	-	425	17,500	-	17,925
2nd Issue - DESA	Single series	39,857	43,329	21,671	104,857	29,153	-	65,000	94,153
1st Issue - Pedra Cheirosa I	Single series	1,617	64,653	-	66,270	6,675	52,200	-	58,875
1st Issue - Pedra Cheirosa II	Single series	1,481	59,203	-	60,684	6,114	47,800	-	53,914
1st Issue - Boa Vista II	Single series	-	-	-	-	6,395	50,000	-	56,395
1st Issue - Renováveis	Single series	2,970	64,500	258,000	325,470	6,160	43,000	322,500	371,660
2nd Issue - Renováveis	Single series	5,531	60,000	210,000	275,531	11,486	30,000	270,000	311,486
3rd Issue - Renováveis	Single series	2,169	98,657	197,343	298,169	4,444	-	296,000	300,444
4th Issue - Renováveis	1st series	4,534	-	200,000	204,534	7,925	-	200,000	207,925
5th Issue - Renováveis	Single series	9,716	12,000	88,000	109,716	-	-	-	-
7th Issue - Renováveis	Single series	6,244	-	253,529	259,773	-	-	-	-
		75,141	456,011	1,801,612	2,332,764	80,183	291,138	1,746,905	2,118,226

CERAN
1st Issue	1st series	181	106,000	212,000	318,181	-	-	-	-
1st Issue	2nd series	121	-	212,000	212,121	-	-	-	-
		302	106,000	424,000	530,302	-	-	-	-

Borrowing costs (**)		(7,580)	(8,745)	(60,546)	(76,870)	(7,346)	(8,545)	(51,684)	(67,575)

		190,489	1,512,584	7,473,454	9,176,526	334,333	1,242,092	7,423,518	8,999,945

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

		Quantity issued	Annual remuneration	Annual effective rate	Amortization conditions	Collateral
CPFL Paulista
6th Issue	Single series	660	CDI + 0.8% (2)	CDI + 0.87%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	50,500	CDI + 0.83% (3)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th Issue	1st series	213,804	IPCA + 4,42%	IPCA + 4,42%	1 installment in September 2022	CPFL Energia guarantee
8th Issue	2nd series	355,718	IPCA + 4,66%	IPCA + 4,66%	2 annual instalments from September 2023	CPFL Energia guarantee
8th Issue	3rd series	130,478	IPCA + 5,05%	IPCA + 5,05%	3 annual instalments from September 2025	CPFL Energia guarantee

CPFL Piratininga
6th Issue	Single series	110	CDI + 0.8% (2)	CDI + 0.91%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	23,500	CDI + 0.83% (2)	CDI + 0.89%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	246,000	109.5% CDI	109.5% CDI	2 annual installments from February 2021	CPFL Energia guarantee
8th issue	1st series	60,000	IPCA + 5.2901%	IPCA + 5.2901%	2 annual installments from February 2021	CPFL Energia guarantee

RGE
6th Issue	Single series	500	CDI + 0.8% (2)	CDI + 0.88%	3 annual installments from July 2017	CPFL Energia guarantee
7th Issue	Single series	17,000	CDI + 0.83% (3)	CDI + 0.88%	4 annual installments from February 2018	CPFL Energia guarantee
8th issue	2nd series	250,000	111.25% CDI	111.25% CDI	2 annual installments from February 2021	CPFL Energia guarantee
8th issue	1st series	130,000	IPCA+ 5.3473%	IPCA+ 5.3473%	2 annual installments from February 2023	CPFL Energia guarantee

Companhia Luz e Força Santa Cruz
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

Companhia Jaguari de Energia (CPFL Santa Cruz)
1st Issue	Single series	650	CDI + 1.4%	CDI + 1.52%	2 annual instalments from June 2017	CPFL Energia guarantee

RGE SUL
4th Issue	Single series	110,000	114.50% of CDI	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee
6th Issue	Single series	520,000	CDI + 0,48%	CDI + 0,48%	1 installment in December 2020	CPFL Energia guarantee

CPFL Brasil
3rd Issue	Single series	40,000	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	CPFL Energia guarantee

CPFL Geração
5th Issue	Single series	10,920	CDI + 1.4%	CDI + 1.48%	2 annual instalments from June 2017	CPFL Energia guarantee
6th Issue	Single series	46,000	CDI + 0.75% (1)	CDI + 0.75%	3 annual instalments from August 2018	CPFL Energia guarantee
7th Issue	Single series	63,500	CDI + 1.06%	CDI + 1.11%	1 installment in April 2019	CPFL Energia guarantee
8th Issue	Single series	1	IPCA + 5.86% (1)	103.33% of CDI	1 installment in April 2019	CPFL Energia guarantee
9th Issue	Single series	50,000	IPCA+ 5.4764%	IPCA+ 5.4764%	1 installment in October 2021	CPFL Energia guarantee

Parent company
5th Issue	Single series	62,000	114.5% of CDI	114.5% of CDI	2 annual installments from October 2019	No guarantee

CPFL Renováveis
1st Issue - SIIF (*)	1st to 12th series	432,299,666	TJLP + 1%	TJLP + 3.48%	39 semi-annual installments from 2009	Liens
1st Issue - PCH Holding 2	Single series	1,581	CDI + 1.6%	CDI + 2.6%	9 annual installments from June 2015 to 2023	CPFL Renováveis guarantee
1st Issue - DESA	Single series	20	CDI + 1.75%	CDI + 1.75%	3 semi-annual installments from May de 2016	Unsecured
2nd Issue - DESA	Single series	65	CDI + 1.34%	CDI + 3.03%	3 semi-annual installments from April de 2018	Unsecured
1st Issue - Pedra Cheirosa I	Single series	5,220	CDI + 1.90%	CDI + 4.74%	1 installment in March 2018	CPFL Renováveis guarantee
1st Issue - Pedra Cheirosa II	Single series	4,780	CDI + 1.90%	CDI + 4.76%	1 installment in March 2018	CPFL Renováveis guarantee
1st Issue - Boa Vista II	Single series	5,000	CDI + 2.85%	CDI + 2.85%	1 installment in September 2017	CPFL Renováveis guarantee
1st Issue - Renováveis	Single series	43,000	CDI + 1.7%	CDI + 2.60%	9 annual installments from May 2015	Assignment of dividends of BVP and PCH Holding
2nd Issue - Renováveis	Single series	300,000	114% do CDI	129.39% CDI	5 annual instalments from 2017	Unsecured
3rd Issue - Renováveis	Single series	29,600	117.25% CDI	135.94% CDI	3 semi-annual installments from April de 2018	Unsecured
4th Issue - Renováveis	1st series	20,000	126% CDI	140.16% CDI	3 annual installments from September 2019	CPFL Energia guarantee
5th Issue - Renováveis	Single series	100,000,000	129.5% CDI	144.46% CDI	Semi-annual installments from June 2018	Liens of 60% of the quotas from Ludesa and contract credits Dobrevê guarantee
7th Issue - Renováveis	Single series	250,000	IPCA + 5.62%	IPCA + 6.14%	1 installment in the end of the contract	CPFL Energia guarantee

CERAN
1st Issue	1st series	318,000	107,75% CDI	109,82% CDI	3 annual installments from December 2018	No guarantee
1st Issue	2nd series	212,000	107,75% CDI	109,82% CDI	3 annual installments from December 2021	No guarantee

The subsidiaries hold swaps that convert the prefixed component of interest on the operation to interest rate variation in reais, corresponding to:
(1) 100.15% to 106.9% of CDI
(2) 107% to 107.9% of CDI
(3) 108% to 108.1% of CDI

(*) These debentures can be converted into shares and, therefore, are considered in the calculation of the dilutive effect for the earnings per share (note 24)

(**) In accordance with CPC 08/IAS 39 this refers to borrowing costs directly attributable to the issuance of the respective debts.

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Maturity	Consolidated
2019	2,549,412
2020	1,907,240
2021	1,061,702
2022	975,082
2023	423,730
2024 to 2028	556,288
Total	7,473,454

Main additions in the year:

			R$ thousand
Company	Issue	Quantity issued	Released in 2017	Released net of fundraising costs	Interest	Utilization
CPFL Piratininga	8th issue	306,000	306,000	303,437	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE	8th issue	380,000	380,000	376,605	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Paulista	8th issue	700,000	700,000	685,463	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
RGE Sul	6th issue	520,000	220,000	219,887	Semiannually	Subsidiary's investment plan, debt refinancing and working capital improvement
CPFL Renováveis - parent company (a)	5th issue	100,000,000	100,000	97,072	Semiannually	Subsidiary's investment plan
CPFL Renováveis - parent company (a)	7th issue	250,000	250,000	243,472	Semiannually	Subsidiary's investment plan
CERAN	1st issue	530,000	530,000	527,708	Semiannually	Funds transfer to shareholders
			2,486,000	2,453,644

(a) the agreement has no restrictive covenants

Pre-payment

6th issue - CPFL Paulista, CPFL Piratininga and RGE – At 2017, R$ 1,060,538 were paid of the 6th issue of debentures of the subsidiaries CPFL Paulista (R$ 681,279), CPFL Piratininga (R$ 67,610) and RGE (R$ 311,649), whose due date were July 2017 to July 2019.

5th issue of debentures - CPFL Energia – At 2017, R$ 460,194 of the Company’s 5th issue of debentures, with original maturities in October 2019 and 2020, were settled.

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters. Moreover, these agreements contain restrictive non-financial covenants, which are complied with as per the last  measurement period.

CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Geração, CPFL Brasil and Companhia Jaguari de Energia (“CPFL Santa Cruz”)

Maintenance, by the Company, of the following ratios:

•         Net indebtedness divided by EBITDA – maximum of 3.75;

•         EBITDA divided by finance income (costs) - minimum of 2.25;

The definition of EBITDA for the Company, for covenant calculation purposes, takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the direct or indirect interest held by the Company in those companies (for both EBITDA and assets and liabilities).

CPFL Renováveis

The issues of debentures for the year ended December 31, 2017 include clauses that require subsidiary CPFL Renováveis to maintain the following financial ratios:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

1st issue - CPFL Renováveis:

•         Operating DSCR greater than or equal to 1.00;

•         DSCR greater than or equal to 1.05;

•         Net Debt to EBITDA ratio less than or equal to 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019, and 3.75 from 2020 on;

•         EBITDA to Net Finance Cost ratio greater than or equal to 1.75

As at December 31, 2017, the subsidiary obtained approval from debenture holders for not comply with the following ratios:

(i)   Operating DSCR relating to the June 2017 calculation, through the General Meeting of Debenture Holders held on June 28, 2017;

(ii)  Operating DSCR relating to the December 2017 calculation, through the General Meeting of Debenture Holders held on June 28, 2017;

2nd and 3rd issues - CPFL Renováveis

•         Net Debt to EBITDA ratio less than or equal to 5.6 in 2015, 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019, and 3.75 from 2020 on;

4thissue - CPFL Renováveis

•         Maintenance of Net Debt to EBITDA ratio less than or equal to 5.4 for 2016, 4.6 for 2017 and 4.0 from 2018 on.

7thiissue - CPFL Renováveis

•         Maintenance of Net Debt to EBITDA ratio verified at the end of each half of the year less than or equal to 3.75, calculated by the Company;

•         Maintenance of EBITD to /Net Finance Cost ratio verified at the end of each half of the year greater than or equal to 2.25, calculated by the Company;

1st issue – indirect subsidiary PCH Holding 2

•         DSCR of subsidiary Santa Luzia greater than or equal to 1.2 from September 2014;

•         Net Debt to EBITDA ratio less than or equal to 5.4 in 2016, 4.6 in 2017, 4.0 in 2018 and 2019, and 3.75 from 2020 on;

2nd issue – Dobrevê Energia S/A (DESA)

•         Net Debt to Dividend Received ratio less than or equal to 4.0 in 2016, 3.5 in 2017, and 3.5 in 2018;

CERAN

•         Net Debt to EBITDA ratio less than or equal to 3.0, calculated semiannually.

Various borrowings of the direct and indirect subsidiaries and joint ventures were subject to early maturity in the event of changes in the Company’s shareholding structure, except if at least one of the following shareholders, Camargo Corrêa and Previ, remained directly or indirectly in the Company’s control block.

In view of the change of the Company’s shareholding control in January 2017, the Company negotiated previously with the Group’s creditors that they would not declare the early maturity of such debentures, which started including State Grid International Development Limited or any entity directly or indirectly controlled by State Grid Corporation of China as exception for not declaring the early maturity of the debt.

Failure to comply with the restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each agreement.

The Group’s management monitors these ratios on a systematic and continuous basis to ensure that the conditions are complied with. In the opinion of the Group’s management, all covenants and clauses are properly complied at December 31, 2017.

(18) PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

18.1 Characteristics

CPFL Paulista

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

The plan currently in force for the employees of the subsidiary CPFL Paulista through Fundação CESP is a Mixed Benefit Plan, with the following characteristics:

(i)      Defined Benefit Plan (“BD”) – in force until October 31, 1997 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (“BSPS”), in the form of a lifetime income convertible into a pension, to participants enrolled prior to October 31, 1997, the amount being defined in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. The total responsibility for coverage of actuarial deficits of this plan falls to the subsidiary.

(ii)     Mixed model, as from November 1, 1997, which covers:

  benefits for risk (disability and death), under a defined benefit plan, in which the subsidiary assumes responsibility for Plan’s actuarial deficit, and

•         scheduled retirement, under a variable contribution plan, consisting of a benefit plan, which is a defined contribution plan up to the granting of the income, and does not generate any actuarial liability for the subsidiary. The benefit plan only becomes a defined benefit plan, consequently generating actuarial responsibility for the subsidiary, after the granting of a lifetime income, convertible or not into a pension.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

CPFL Piratininga

As a result of the spin-off of Bandeirante Energia S.A. (subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities of that company’s employees retired and terminated until the date of spin-off, as well as for the obligations relating to the active employees transferred to the subsidiary.

On April 2, 1998, the Secretariat of Pension Plans – “SPC” approved the restructuring of the retirement plan previously maintained by Bandeirante, creating a "Proportional Supplementary Defined Benefit Plan – BSPS”, and a "Mixed Benefit Plan", with the following characteristics:

(i)      Defined Benefit Plan (“BD”) - in force until March 31, 1998 – a defined benefit plan, which grants a Proportional Supplementary Defined Benefit (BSPS), in the form of a lifetime income convertible into a pension to participants enrolled until March 31, 1998, in an amount calculated in proportion to the accumulated past service time up to that date, based on compliance with the regulatory requirements for granting. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The subsidiary has full responsibility for covering the actuarial deficits of this Plan.

(ii)     Defined Benefit Plan - in force after March 31, 1998 – defined-benefit type plan, which grants a lifetime income convertible into a pension based on the past service time accumulated after March 31, 1998, based on 70% of the average actual monthly salary for the last 36 months of active service. In the event of death while working or the onset of a disability, the benefits incorporate the entire past service time. The responsibility for covering the actuarial deficits of this Plan is equally divided between the subsidiary and the participants.

(iii)    Variable Contribution Plan – implemented together with the Defined Benefit plan effective after March 31, 1998. This is a defined-benefit type pension plan up to the granting of the income, and generates no actuarial liability for the subsidiary. The pension plan only becomes a Defined Benefit type plan after the granting of the lifetime income, convertible (or not) into a pension, and accordingly starts to generate actuarial liabilities for the subsidiary.

Additionally, the subsidiary’s Managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, less the presumed Social Security benefit, with a Segregated Net Asset managed by Fundação CEEE. Only those whose employment contracts were transferred from CEEE to RGE are entitled to this benefit. A defined benefit private pension plan was set up in January 2006 with Bradesco Vida e Previdência for employees hired from 1997.

RGE Sul

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Supplementary pension plans for its employees, former employees and related beneficiaries, managed by CEEE. The Single Plan is of the “defined benefit” type and is closed to new participants since February 2011. The Company’s contribution equates the contribution of the benefitted employees, in the proportion of one for one, including regarding the Fundação’s administrative costing plan. Currently the Itauprev plan is in effect, structured in the modality of defined contribution.

Companhia Jaguari de Energia (“CPFL Santa Cruz”)

Until December 31, 2017, the subsidiaries Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia and Companhia Luz e Força de Mococa  had a private pension plan named CMSPREV, managed by IHPREV Fundo de Pensão, and subsidiary Companhia Luz e Força Santa Cruz had a benefits plan managed by BB Previdência - Fundo de Pensão from Banco do Brasil, both mostly structured as a defined contribution plan.

After December 31, 2017, with the grouping event mentioned in note 12.6.2, the company’s official plan is the CMSPREV, managed by IHPREV Fundo de Pensão. The same plan was maintained for employees that had the benefits plan managed by BB Previdência - Fundo de Pensão from Banco do Brasil.

CPFL Geração

The employees of the subsidiary CPFL Geração participate in the same pension plan as CPFL Paulista.

In addition, managers may opt for a Free Benefit Generator Plan – PGBL (defined contribution), operated by either Banco do Brasil or Bradesco.

18.2 Movements in the defined benefit plans

	December 31, 2017
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	4,615,061	1,247,462	110,801	365,924	524,293	6,863,541
Fair value of plan's assets	(3,925,061)	(1,105,738)	(94,378)	(387,322)	(446,670)	(5,959,170)
Present value of obligations (fair value of assets), net	690,000	141,724	16,424	(21,399)	77,623	904,369
Effect of asset ceiling	-	-	-	21,399	-	21,399
Net actuarial liability recognized in the statement of financial position	690,000	141,724	16,424	-	77,623	925,768

	December 31, 2016
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Present value of actuarial obligations	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050
Fair value of plan's assets	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)
Net actuarial liability recognized in the statement of financial position	800,445	139,958	18,953	4,972	74,830	1,039,158

The movements in the present value of the actuarial obligations and the fair value of the plan’s assets are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total liability
Present value of actuarial obligations at December 31, 2015	3,793,259	961,329	90,609	278,985	-	5,124,182
Business combination	-	-	-	-	474,710	474,710
Gross current service cost	828	3,242	76	59	365	4,570
Interest on actuarial obligations	467,872	121,158	11,184	35,211	8,469	643,894
Participants' contributions transferred during the year	59	2,020	-	319	165	2,563
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	3,602	-	3,602
Actuarial loss (gain): effect of changes in financial assumptions	619,803	193,652	14,909	57,793	3,613	889,770
Benefits paid during the year	(357,813)	(78,805)	(8,292)	(23,090)	(7,241)	(475,241)
Present value of actuarial obligations at December 31, 2016	4,524,008	1,202,596	108,486	352,879	480,081	6,668,050
Gross current service cost	707	3,153	73	270	2,153	6,356
Interest on actuarial obligations	476,613	127,561	11,431	37,395	50,927	703,927
Participants' contributions transferred during the year	37	2,044	-	302	990	3,373
Actuarial loss (gain): effect of changes in demographic assumptions	225	328	14	326	16,490	17,383
Actuarial loss (gain): effect of changes in financial assumptions	(6,993)	(3,586)	(372)	(45)	8,153	(2,843)
Benefits paid during the year	(379,536)	(84,634)	(8,831)	(25,203)	(34,501)	(532,705)
Present value of actuarial obligations at December 31, 2017	4,615,061	1,247,462	110,801	365,924	524,293	6,863,541

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE SUL	Total asset
Fair value of actuarial assets at December 31, 2015	(3,355,589)	(951,021)	(80,332)	(287,202)	-	(4,674,144)
Business combination	-	-	-	-	(415,621)	(415,621)
Expected return during the year	(404,183)	(115,607)	(9,582)	(35,632)	(7,470)	(572,474)
Participants' contributions transferred during the year	(59)	(2,020)	-	(319)	(165)	(2,563)
Sponsors' contributions	(48,263)	(13,405)	(843)	(9,441)	(1,437)	(73,389)
Actuarial loss (gain): return on actuarial assets	(273,282)	(59,390)	(7,068)	(38,403)	12,201	(365,942)
Benefits paid during the year	357,813	78,805	8,292	23,090	7,241	475,241
Fair value of actuarial assets at December 31, 2016	(3,723,563)	(1,062,638)	(89,533)	(347,906)	(405,251)	(5,628,892)
Expected return during the year	(392,819)	(113,470)	(9,437)	(37,412)	(43,258)	(596,396)
Participants' contributions transferred during the year	(37)	(2,044)	-	(302)	(990)	(3,373)
Sponsors' contributions	(50,308)	(17,296)	(753)	(7,296)	(6,169)	(81,822)
Actuarial loss (gain): return on actuarial assets	(137,870)	5,076	(3,486)	(19,610)	(25,503)	(181,393)
Benefits paid during the year	379,536	84,634	8,831	25,203	34,501	532,705
Fair value of actuarial assets at December 31, 2017	(3,925,061)	(1,105,738)	(94,378)	(387,322)	(446,670)	(5,959,170)

18.3Movements in recognized assets and liabilities

The movements in net liability are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total liability
Net actuarial liability at December 31, 2015	437,670	10,308	10,277	-	-	458,255
Business combination	-	-	-	-	59,089	59,089
Expenses (income) recognized in the statement of profit or loss	64,514	8,791	1,677	158	1,364	76,505
Sponsors' contributions transferred during the year	(48,263)	(13,405)	(843)	(9,442)	(1,436)	(73,388)
Actuarial loss (gain): effect of changes in demographic assumptions	-	-	-	3,602	-	3,602
Actuarial loss (gain): effect of changes in financial assumptions	619,803	193,652	14,909	57,793	3,613	889,770
Actuarial loss (gain): return on actuarial assets	(273,282)	(59,390)	(7,068)	(38,403)	12,201	(365,942)
Effect of asset ceiling	-	-	-	(8,738)	-	(8,738)
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Other contributions	12,914	133	8	228	-	13,284
Total liability	813,359	140,091	18,962	5,200	74,830	1,052,442

Current	26,082	6,437	460	228		33,209
Noncurrent	787,276	133,653	18,502	4,972		1,019,233

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total liability
Net actuarial liability at December 31, 2016	800,445	139,958	18,954	4,972	74,830	1,039,158
Expenses (income) recognized in the statement of profit or loss	84,501	17,244	2,067	253	9,822	113,887
Sponsors' contributions transferred during the year	(50,308)	(17,296)	(753)	(7,296)	(6,169)	(81,822)
Actuarial loss (gain): effect of changes in demographic assumptions	225	328	14	326	16,490	17,383
Actuarial loss (gain): effect of changes in financial assumptions	(6,993)	(3,586)	(372)	(45)	8,153	(2,843)
Actuarial loss (gain): return on actuarial assets	(137,870)	5,076	(3,486)	(19,610)	(25,503)	(181,393)
Effect of asset ceiling	-	-	-	21,399	-	21,399
Net actuarial liability at December 31, 2017	690,000	141,724	16,424	-	77,623	925,768
Other contributions	14,436	637	158	160	-	15,391
Total liability	704,436	142,361	16,582	160	77,623	941,160

Current	45,606	14,015	986	160	33	60,801
Noncurrent	658,829	128,346	15,595	0	77,589	880,360

18.4 Expected contributions and benefits

The expected contributions to the plans for 2018 are shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Expected contributions
2018
CPFL Paulista	86,703
CPFL Piratininga	28,792
CPFL Geração	1,826
RGE	7,495
RGE Sul	6,370
Total	131,186

The expected benefits to be paid by the foundations in the next 10 years are shown below:

	2018	2019	2020	2021	2022 to 2027	Total
CPFL Paulista	374,545	387,635	399,573	410,879	2,663,707	4,236,339
CPFL Piratininga	84,231	88,618	92,230	96,650	667,185	1,028,914
CPFL Geração	9,010	9,252	9,572	9,829	63,274	100,937
RGE	26,223	27,396	28,545	29,487	200,079	311,730
RGE Sul	34,547	36,367	38,047	39,680	274,712	423,353
Total	528,556	549,268	567,967	586,525	3,868,957	6,101,273

 At December 31, 2017, the average duration of the defined benefit obligation was 9.2 years for CPFL Paulista, 10.8 years for CPFL Piratininga, 9.4 years for CPFL Geração, 10.1 years for RGE and 11.0 years for RGE Sul.

18.5 Recognition of private pension plan income and expense

The actuary’s estimate of the expenses and/or income to be recognized in 2018 and the income/expense recognized in 2017 and 2016 are as follows:

	2018 estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	835	4,365	78	175	2,790	8,243
Interest on actuarial obligations	421,083	114,628	10,109	33,552	48,218	627,590
Expected return on plan assets	(359,588)	(102,621)	(8,634)	(35,950)	(41,166)	(547,959)
Effect of asset ceiling	-	-	-	2,035	-	2,035
Total income	62,330	16,372	1,553	(188)	9,842	89,909

	2017 actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total
Service cost	707	3,153	73	270	2,153	6,356
Interest on actuarial obligations	476,613	127,561	11,431	37,395	50,927	703,927
Expected return on plan assets	(392,819)	(113,470)	(9,437)	(37,412)	(43,258)	(596,396)
Total income	84,501	17,244	2,067	253	9,822	113,887

	2016 actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul*	Total
Service cost	828	3,242	76	59	365	4,570
Interest on actuarial obligations	467,872	121,158	11,184	35,211	8,469	643,894
Expected return on plan assets	(404,184)	(115,608)	(9,582)	(35,632)	(7,470)	(572,476)
Effect of asset ceiling	-	-	-	520	-	520
Total income	64,514	8,791	1,677	158	1,364	76,505

(*) The expenses and income presented for RGE Sul are related to November and December 2016

The main assumptions taken into consideration in the actuarial calculation at the end of the reporting period were as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	CPFL Paulista, CPFL Geração and CPFL Piratininga		RGE		RGE Sul
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016

Nominal discount rate for actuarial liabilities:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Nominal return rate on plan assets:	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.	9.51% p.a.	10.99% p.a.
Estimated rate of nominal salary increase:	6.08% p.a.**	7.00% p.a.	6.13% p.a.	8.15% p.a.	6.10% a.a.	7.29% p.a.
Estimated rate of nominal benefits increase:	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
Estimated long-term inflation rate (basis for determining the nominal rates above)	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.	4.00% p.a.	5.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	BREMS sb v.2015	BREMS sb v.2015	BREMS sb v.2015	AT-2000
Biometric table for the onset of disability:	Low Light	Low Light	Medium Light	Medium Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012*	Null	Null	Null	Null
Likelihood of reaching retirement age:	100% when a beneficiary of the plan first becomes eligible	100% when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible	100% one year after when a beneficiary of the plan first becomes eligible
(*) FUNCESP experience, with aggravation of 40%
(**) Estimated rate of nominal salary increase of 6.39% p.a. for CPFL Piratininga

18.6 Plan assets

The following tables show the allocation (by asset segment) of the assets of the Group CPFL pension plans, at December 31, 2017 and 2016 managed by Fundação CESP and Fundação CEEE. The tables also show the distribution of the guarantee resources established as target for 2018, obtained in light of the macroeconomic scenario in December 2017.

Assets managed by the plans are as follows:

	Assets managed by Fundação CESP				Assets managed by Fundação CEEE
	CPFL Paulista and CPFL Geração		CPFL Piratininga		RGE		RGE Sul
	2017	2016	2017	2016	2017	2016	2017	2016
Fixed rate	77%	79%	80%	83%	79%	76%	78%	74%
Federal government bonds	53%	60%	49%	56%	64%	61%	65%	60%
Corporate bonds (financial institutions)	4%	6%	7%	10%	9%	8%	8%	8%
Corporate bonds (non financial institutions)	1%	1%	1%	1%	3%	4%	3%	4%
Multimarket funds	2%	1%	2%	1%	2%	3%	1%	3%
Other fixed income investments	17%	12%	22%	15%	-	-	-	-
Variable income	15%	14%	14%	12%	18%	15%	18%	16%
CPFL Energia's shares	-	8%	-	6%	-	-	-	-
Investment funds - shares	15%	6%	14%	7%	18%	15%	18%	16%
Structured investments	3%	1%	3%	1%	1%	8%	1%	8%
Equity funds	-	-	-	-	1%	7%	1%	7%
Real estate funds	-	-	-	-	1%	1%	1%	1%
Multimarket fund	3%	1%	3%	1%	-	-	-	-
Total quoted in an active market	94%	94%	97%	97%	98%	98%	97%	98%

Real estate	3%	3%	2%	2%	1%	1%	1%	1%
Transactions with participants	1%	1%	2%	2%	2%	1%	2%	2%
Other investments	1%	1%	-	-	-	-	-	-
Escrow deposits and others	1%	1%	-	-	-	-	-	-
Total not quoted in an active market	6%	6%	3%	3%	2%	2%	3%	2%

The plan assets do not include any properties occupied or assets used by the Company. The fair value of the shares stated in line item "Shares of CPFL Energia" in the assets managed by Fundação CESP is R$ 417,058 at December 31, 2016.

	Target for 2018
	Fundação CESP		Fundação CEEE
	CPFL Paulista and CPFL Geração	CPFL Piratininga	RGE	RGE Sul
Fixed income investments	72.80%	75.41%	80.50%	80.00%
Variable income investments	18.67%	17.11%	16.00%	16.00%
Real estate	3.18%	1.46%	0.50%	0.50%
Transactions with participants	1.32%	1.61%	1.50%	2.00%
Structured investments	2.56%	2.70%	1.50%	1.50%
Investments abroad	1.47%	1.71%	0.00%	0.00%
	100.00%	100.00%	100.00%	100.00%

The allocation target for 2018 was based on the recommendations for allocation of assets made at the end of 2017 by Fundação CESP and Fundação CEEE, in their Investment Policy. This target may change at any time during 2018, in light of changes in the macroeconomic situation or in the return on assets, among other factors.

The asset management aims to maximize the return on investments, while seeking to minimize the risks of an actuarial deficit. Investments are therefore always made bearing in mind the liabilities that have to be honored. Fundação CESP and Fundação CEEE conduct studies of Asset Liability Management at least once

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

a year, for a horizon longer than ten years. The ALM study also represents an important tool for the liquidity risk management of the pension plans since it considers the payment flow of benefits versus the assets considered liquid.

The basis for determining the assumptions of estimated general return on the assets is supported by ALM. The main assumptions are macroeconomic projections for calculating the anticipated long-term profitability, taking into account the current benefit plan portfolios. ALM processes the ideal average long-term allocation of the plans’ assets and the estimated long-term profitability is based on this allocation and on the assumptions of the assets’ profitability.

18.7 Sensitivity analysis

The significant actuarial assumptions for determining the defined benefit obligation are discount rate and mortality. The following sensitivity analyses were based on reasonably possible changes in the assumptions at the end of the reporting period, with the other assumptions remaining constant.

In the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the statement of income, according to CPC 33 / IFRS 19.

See below the effects on the defined benefit obligation if the discount rate were 0.25 percentage points lower (higher) and if general biometric mortality table were to be softened (aggravated) in one year:

	Increase (decrease)	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE	RGE Sul	Total

Nominal discount (p.a.)*	-0,25 p.p.	107,820	34,637	2,652	9,433	14,800	169,342
	+0,25 p.p.	(103,527)	(33,051)	(2,542)	(9,027)	(14,103)	(162,250)

General biometric mortality table**	+1 year	(101,296)	(21,786)	(2,334)	(6,452)	(9,244)	(141,112)
	-1 year	99,533	21,195	2,296	6,273	8,990	138,287

* The assumption considered in the actuarial report for the nominal discount rate was 9.51% p.a. for all companies. The projected rates are increased or decreased by 0.25 p.p. to 9.26% p.a. and 9.76% p.a..
** The assumption considered in the actuarial report for the mortality table was AT-2000 (-10) for CPFL Paulista, CPFL Piratininga and CPFL Geração; BREMS sb v.2015
for RGE and RGE Sul. The projections were performed with 1 year of aggravation or softening on the respective mortality tables.

18.8 Investment risk

The major part of the resources of the Company’s benefit plans is invested in the fixed income segment and, within this segment, the greater part of the funds is invested in federal government bonds, indexed to the IGP-M, IPCA and SELIC, which are the indexes for adjustment of the actuarial liabilities of the Company’s plans (defined benefit plans), representing the matching between assets and liabilities.

Management of the Company’s benefit plans is monitored by the Investment and Pension Plan Management Committee, which includes representatives of active and retired employees, as well as members appointed by the Company. Among the duties of the Committee are the analysis and approval of investment recommendations made by Fundação CESP investment managers, which occurs at least quarterly.

In addition to controlling market risks by the unplanned divergence methodology, as required by law, Fundação CESP and Fundação CEEE uses the following tools to control market risks in the fixed income and variable income segments: VaR, Tracking Risk, Tracking Error and Stress Test.

Fundação CESP's and Fundação CEEE’s Investment Policy imposes additional restrictions that, along those established by law, define the percentage of diversification for investments in assets issued or underwritten by the same legal entity.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(19) REGULATORY CHARGES

	Consolidated
	December 31, 2017	December 31, 2016
Financial compensation for the use of water resources	1,256	1,385
Global reversal reserve - RGR	17,545	17,469
ANEEL inspection fee -TFSEE	2,061	2,044
Energy development account - CDE	262,213	309,117
Tariff flags and others	298,525	36,064
Total	581,600	366,078

Energy development account – CDE: refers to the (i) annual CDE quota for the year 2017 in the amount of R$ 138,135 (R$ 164,681 at December 31, 2016); (ii) quota intended for the refund of the amount contributed to the CDE account for the period from January 2013 to January 2014 totaling R$ 47,429 (R$ 44,622 at December 31, 2016); and (iii) quota intended for the refund of the amount contributed to the Regulated Contracting Environment (ACR) account for the period from February to December 2014, in the amount of R$ 76,649 (R$ 99,814 at December 31, 2016). In 2017 the subsidiaries matched the payables relating to the CDE account with the receivables relating to the CDE account (note 11) in the amount of R$ 238,510.

Tariff flags and others: refer basically to the amount to be passed on to the Centralizing Account for Tariff Flag Resources (“CCRBT”) ”), the related amount receivable was recognized through the issuance of electricity bills (note 25.4).

(20) TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	December 31, 2017	December 31, 2016
Current
IRPJ (corporate income tax)	59,026	42,793
CSLL (social contribution on net income)	22,430	14,434
Income tax and social contribution	81,457	57,227

ICMS (State VAT)	403,492	416,096
PIS (tax on revenue)	32,486	28,759
COFINS (tax on revenue)	141,757	126,939
Others	51,111	52,522
Other taxes, fees and contributions	628,846	624,316

Total current	710,303	681,544

Noncurrent
PIS (Tax on Revenue)	18,839	26,814

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(21) PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	December 31, 2017		December 31, 2016
	Provision for tax, civil and labor risks	Escrow Deposits	Provision for tax, civil and labor risks	Escrow Deposits

Labor	224,258	122,194	222,001	110,147

Civil	291,388	97,100	236,915	114,214
Tax
FINSOCIAL	33,473	95,903	32,372	90,951
Income Tax	150,020	382,884	142,790	150,439
Others	163,798	140,289	113,227	84,091
	347,291	619,077	288,389	325,481

Others	98,196	1,620	85,971	229

Total	961,134	839,990	833,276	550,072

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	December 31, 2016	Additions	Reversals	Payments	Monetary adjustment	Business combinations	December 31, 2017
Labor	222,001	98,267	(39,052)	(78,056)	26,915	(5,817)	224,258
Civil	236,915	108,147	(38,074)	(115,162)	18,298	81,264	291,388
Tax	288,389	34,005	(7,188)	(1,055)	20,351	12,791	347,291
Others	85,971	9,883	(2,508)	(12,514)	5,391	11,974	98,196
Total	833,276	250,302	(86,822)	(206,788)	70,954	100,212	961,134

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

The principal pending issues relating to litigation, lawsuits and tax assessments are summarized below:

a.     Labor: The main labor lawsuits relate to claims filed by former employees or labor unions for payment of salary adjustments (overtime, salary parity, severance payments and other claims).

b.    Civil

Bodily injury - refer mainly to claims for indemnities relating to accidents in the Company's electrical grids, damage to consumers, vehicle accidents, etc.

Tariff increase - refer to various claims by industrial consumers as a result of tariff increases imposed by DNAEE Administrative Rules 38 and 45, of February 27 and March 4, 1986, when the “Plano Cruzado” economic plan price freeze was in effect.

c.     Tax

FINSOCIAL – refers to legal challenges of the subsidiary CPFL Paulista of the rate increase and collection of FINSOCIAL during the period from June 1989 to October 1991.

Income Tax – the provision of R$ 147,100 (R$ 139,957 at December 31, 2016) recognized by the subsidiary CPFL Piratininga refers to the lawsuit for tax deductibility of CSLL in the determination of corporate income tax - IRPJ.

Other - tax – refer to other lawsuits in progress at the judicial and administrative levels resulting from the subsidiaries' operations, related to tax matters involving INSS, FGTS and SAT.

The line item of “others” refers mainly to lawsuits involving regulatory matters.

Possible losses

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible, that is, it is more likely than not that there will be no disbursement for these cases due to a solid defensive position in these cases. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at December 31, 2017 and 2016 were as follows:

	Consolidated
	December 31, 2017	December 31, 2016

Labor	686,538	668,005	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	1,178,671	1,004,279	Personal injury, environmental impacts and overfed tariffs
Tax	5,100,151	4,611,077	ICMS, FINSOCIAL, PIS and COFINS, and Income tax
Regulatory	140,695	93,827	Technical, commercial and economic-financial supervisions
Total	7,106,055	6,377,188

Tax – there is a discussion about the deductibility for income tax of the expense recognized in 1997 relating to the commitment assumed in regard to the pension plan of employees of the subsidiary CPFL Paulista with Fundação CESP in the estimated amount of R$ 1,224,660. In January 2016, the subsidiary obtained court decisions that authorized the replacement of the escrow deposits related to these lawsuits with financial guarantees (letter of guarantee and performance bond), for which the withdrawals on behalf of the subsidiary occurred in 2016. There is an appeal by the Office of Attorney-General of the National Treasury in both cases, without suspensive effect, which is pending a decision of the Federal Regional Court. Concurrently, in February 2017, there was a decision for the refund of the amount related to interest incurred on one of the deposits withdrawn. Therefore, the subsidiary made an escrow deposit of R$ 206,874.

Additionally, in August 2016, the subsidiary CPFL Renováveis received a tax infringement notice in the amount of R$ 285,537 relating to the collection of Withholding Income Tax - IRRF on remuneration of capital gain incurred by parties resident and/or domiciled abroad, arising from the transaction of sale of Jantus SL, in December 2011, which the Company’s management, supported by the opinion of its outside legal counselors, classified the likelihood of a favorable outcome as possible.

The subsidiary CPFL Geração, in December 2016, received two tax infringement notices that, summed up, total R$ 316,372 relating to the collection of Corporate Income Tax - IRPJ and Social Contribution on Profit – CSLL relating to calendar year 2011, calculated on the alleged capital gain identified on the acquisition of ERSA Energias Renováveis S.A. and recording of differences from the fair value remeasurement of SMITA Empreendimentos e Participações S.A., company acquired in a downstream merger, which the Company’s management, supported by its outside legal counselors, classified the likelihood of a favorable outcome as possible.

As regards labor contingencies, the Group informs that there is discussion about the possibility of changing the inflation adjustment index adopted by the Labor Court. Currently there is a decision of the Federal Supreme Court (STF) that suspends the change taken into effect by the Superior Labor Court (TST), which intended to change the index currently adopted by the Labor Court (“TR”), the IPCA-E. The Supreme Court considered that the TST’s decision entailed an unlawful interpretation and was not compliant with the determination of the effects of prior court decisions, violating its competence to decide on a constitutional matter. In view of such decision, and until there is a final decision  by the STF, the index currently adopted by the Labor Court (“TR”) remains valid, which has been acknowledged by the TST (Superior Labor Court) in recent decisions. Accordingly, the management of the Group considers the risk of loss as possible and, as this matter still requires definition by the Courts, it is not possible to reliably estimate the amounts involved. Furthermore, in accordance with Law 13,467, of November 11, 2017, TR is the index for inflation adjustment used by the Labor Court since the date the law became effective.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(22) OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Consumers and concessionaires	93,068	73,864	44,473	44,711
Energy efficiency program - PEE	186,621	257,622	110,931	58,798
Research & Development - P&D	103,308	75,655	68,780	55,272
EPE / FNDCT / PROCEL	15,612	12,928	-	-
Reversion fund	-	-	17,750	17,750
Advances	300,214	163,054	22,255	8,029
Tariff discounts - CDE	25,040	8,891	-	-
Provision for socio environmental costs	16,360	13,703	107,814	61,828
Payroll	20,747	16,951	-	-
Profit sharing	80,518	56,215	16,273	11,400
Collection agreements	72,483	69,793	-	-
Guarantees	-	-	5,959	44,140
Business combination	6,927	9,492	-	-
Others	40,408	49,454	32,654	7,364
Total	961,306	807,623	426,889	309,292

Consumers and concessionaires: refer to liabilities with consumers in connection with bills paid twice and adjustments of billing to be offset or returned to consumers as well the participation of consumers in the “Programa de Universalização” program. The noncurrent asset refers to the sale made by the indirect subsidiary RGE Sul in the period from September 1, 2000 to December 31, 2002 (note 15).

Research & Development and Energy Efficiency Programs: the subsidiaries recognized liabilities relating to amounts already billed in tariffs (1% of net operating revenue), but not yet invested in the research & development and energy efficiency programs. These amounts are subject to adjustment for inflation at the SELIC rate, through the date of their realization.

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: refers mainly to provisions recognized by the indirect subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and obligations to remove assets arising from contractual and legal requirements related to leasing of land on which the wind farms are located. Such costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset.

Tariff discounts – CDE: refer to the difference between the tariff discount granted to consumers and the amounts received via the CDE.

Profit sharing: mainly comprised by:

(i)   in accordance with a collective labor agreement, the Group introduced an employee profit-sharing program, based on the achievement of operating and financial targets previously established;

(ii)  Long-Term Incentive Program: refers to the Long-Term Incentive Plan for the Group’s Executives, approved by the Board of Directors, which consists in an incentive in financial resources based on salary multiples and that are driven by the company’s results and average performance in the three fiscal years after each concession.

(23) EQUITY

The shareholders’ interest in the Company’s Equity at December 31, 2017 and 2016 is shown below:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Number of shares
	December 31, 2017		December 31, 2016
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	71.76%	-	0.00%
Caixa de Previdência dos Funcionários do Banco do Brasil - Previ	-	0.00%	299,787,559	29.45%
Camargo Correa S.A.	27,435	0.00%	5,897,311	0.58%
ESC Energia S.A.	234,086,204	23.00%	234,086,204	23.00%
Bonaire Participações S.A.	-	0.00%	1,249,386	0.12%
Energia São Paulo FIA	-	0.00%	35,145,643	3.45%
Fundação Petrobras de Seguridade Social - Petros	-	0.00%	28,056,260	2.76%
Fundação Sistel de Seguridade Social	-	0.00%	37,070,292	3.64%
Fundação Sabesp de Seguridade Social - Sabesprev	-	0.00%	696,561	0.07%
Fundação CESP	-	0.00%	51,048,952	5.02%
BNDES Participações S.A.	-	0.00%	68,592,097	6.74%
Antares Holdings Ltda.	-	0.00%	16,967,165	1.67%
Brumado Holdings Ltda.	-	0.00%	36,497,075	3.59%
Members of the Executive Board	189	0.00%	34,250	0.00%
Other shareholders	53,365,220	5.24%	202,785,991	19.92%
Total	1,017,914,746	100.00%	1,017,914,746	100.00%

23.1 Changes in shareholding structure and Public Offering of Shares

On January 23, 2017, the Company received a correspondence from State Grid Brazil Power Participações S.A.. (“State Grid Brazil”) informing that on that date the Share Purchase Agreement between State Grid Brazil, Camargo Corrêa S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação CESP, Fundação Sistel de Seguridade Social, Fundação Petrobras de Seguridade Social – PETROS, Fundação SABESP de Seguridade Social — SABESPREV, and certain other parties, had been signed.

After finalizing the transaction, State Grid Brazil became the parent company of CPFL Energia with 54.64% (556,164,817 shares, direct or indirect) of the Company’s voting and total capital. With the transaction, State Grid Brazil became the only controlling shareholder of the Company, and the Shareholders’ Agreement dated March 22, 2002 signed among the former shareholders was terminated.

At the Company’s extraordinary general meeting held on March 27, 2017, the following resolutions were made (i) the selection of Credit Suisse (Brasil) S.A. to determine the Company’s economic value; (ii) the cancelation of the Company’s listing with the CVM as category “A”, and its conversion into category “B”; and (iii) withdrawal of the Company from the Listing Segment of Novo Mercado.

State Grid Brazil informed, through Significant Events:

(i)   on February 16, 2017, that it would conduct a public offering for acquisition of all the common shares held by the remaining shareholders of the Company (“Public Offering for Acquisition of Shares through Sale of Control”) and, on July 7, 2017, that it had decided to proceed only with the Public Offering for Acquisition of Shares through sale of control of the Company and through indirect sale of control of CPFL Renováveis;

(ii)  on October 30 and 31, 2017, that CVM had formally approved all relevant documents and the proceeding with the Public Offering for Acquisition of Shares through Sale of Control and, as a result of the approval, State Grid Brazil published on October 31, 2017 the Public Offering Notice with the related terms and conditions.

In a Significant Event Notice and Communication to the Market on November 30 and December 5, 2017, respectively, the Company informed that it had successfully conducted the public offering auction on the trading system of B3 S.A.– Brasil, Bolsa, Balcão (“Auction”). As a result of the auction, State Grid Brazil acquired 408,357,085 common shares of the Company, representing 88.44% of the total shares object of the Public Offering and 40.12% of the Company’s capital. The common shares were acquired for the price of R$ 27.69, totaling R$ 11,307,408. State Grid Brazil started holding, jointly with ESC Energia S.A., 964,521,902 common shares of the Company, increasing its joint interest from 54.64% to 94.75% of the Company’s total capital.

23.2 Capital reserve

Refers basically to: (i) record arising from the business combination of CPFL Renováveis in the amount of R$ 228,322 in 2011, (ii) effect of the public offering of shares of subsidiary CPFL Renováveis in 2013, amounting to R$ 59,308, as a result of the reduction of the indirect interest in CPFL Renováveis, (iii) effect of the association between CPFL Renováveis and DESA, amounting to R$ 180,297 in 2014, and (iv) other movements with no change of control amounting to R$87. In accordance with ICPC 09 (R2) and IFRS 10 / CPC 36, these effects were recognized as transactions between shareholders, directly in Equity.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

23.3 Earnings reserve

Comprised of:

(i)     Legal reserve, amounting to R$ 798,090;

(ii)    Statutory reserve – concession financial asset: distribution subsidiaries recognize in profit or loss the adjustment to the expected cash flow from the concession financial asset, its realization will occur only at the time of the write-off of the concession financial asset arising from disposal or corporate restructuring or at the time of the indemnification (at the end of the concession). As result, the Company recognized a statutory reserve – concession financial asset for these amounts, supported by article 194 of Law 6,404/76, until the financial realization of these amounts. The closing balance as at December 31, 2017 is R$ 826,601 (R$ 702,928 as at December 31, 2016).

23.4 Accumulated comprehensive income

Accumulated comprehensive income is comprised of:

(i)     Deemed cost: Refers to the recognition of the fair value adjustment of the deemed cost of the generating plants' property, plant and equipment, of R$ 405,840;

(ii)    Private pension plan: the debt balance of R$ 570,346 (net of income taxes) refers to the effects recognized directly in comprehensive income, in accordance with IAS 19 / CPC 33 (R2).

23.5Dividends

At the Board of Directors’ Meeting held on January 5, 2017, approval was given for the declaration of interim dividend for 2016 in the amount of R$ 7,820.

The Company also declared in 2017 R$ 280,191 relating to minimum mandatory dividend, as set forth by Law 6,404/76, and for each share the amount of R$ 0. 275259517 was attributed.

In 2017, the Company paid R$ 220,966 relating to the dividend for 2016.

23.6 Allocation of profit for the year

The Company’s bylaws establish the payment of minimum dividend of 25% of the profit for the year, adjusted as required by law, to the holders of its shares.

The proposal for allocation of profit for the year is shown in the table below:

2017
Net income for the year - parent company	1,179,750
Realization of comprehensive income	25,873
Prescribed dividends	3,768
Net income considered for allocation	1,209,391
Legal reserve	(58,988)
Bylaws reserve - concession financial asset	(123,673)
Bylaws reserve - working capital reinforcement	(746,541)
Mandatory minimum dividends	(280,191)
Proposed additional dividends	-

For this year, considering the current macro scenario with the incipient economic recovery and, also considering the uncertainties regarding the hydrology, the Company’s management is proposing the allocation of R$ 746,541 to the statutory reserve - working capital improvement.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(24) EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share as at December 31, 2017 and 2016 was based on the profit attributable to controlling shareholders and the weighted average number of common shares outstanding during the reporting years. Specifically for the calculation of diluted earnings per share, the dilutive effects of instruments convertible into shares are considered, as shown below:

	2017	2016
Numerator
Profit attributable to controlling shareholders	1,179,750	900,885
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	(*)
Earnings per share - basic	1.16	0.89
Numerator
Profit attributable to controlling shareholders	1,179,750	900,885
Dilutive effect of convertible debentures of subsidiary CPFL Renováveis	(11,966)	(16,153)
Profit attributable to controlling shareholders	1,167,784	884,731
Denominator
Weighted average number of shares held by shareholders	1,017,914,746	1,017,914,746	(*)
Earnings per share - diluted	1.15	0.87

(*)Considers the event that occurred on April 29, 2016, related to the capital increase through issue of 24,900,531 shares as bonus. In accordance with CPC 41/IAS 33, when there is an increase in the number of shares without an increase in resources, the number of shares is adjusted as if the event had occurred at the beginning of the oldest period presented

The dilutive effect of the numerator in the calculation of diluted earnings per share considers the dilutive effects of the debentures convertible into shares issued by subsidiaries of the indirect subsidiary CPFL Renováveis. The effects were calculated based on the assumption that these debentures would be converted into common shares of the subsidiaries at the beginning of each year.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(25) NET OPERATING REVENUE

	Consolidated
	Number of Consumers		In GWh		R$ thousand
Revenue from Electric Energy Operations	2017	2016 (*)	2017	2016 (*)	2017	2016
Consumer class
Residential	8,330,237	8,174,700	19,122	16,473	11,663,084	10,367,415
Industrial	59,825	61,112	14,661	13,022	5,095,840	5,281,978
Commercial	545,095	551,171	10,220	9,720	5,498,867	5,431,926
Rural	359,106	355,586	3,762	2,474	1,173,569	816,684
Public administration	60,639	61,208	1,456	1,271	787,967	690,389
Public lighting	11,230	11,073	1,964	1,746	654,950	580,229
Public services	9,790	9,649	2,157	1,840	978,286	901,662
(-) Adjustment of revenues from excess demand and excess reactive power	-	-	-	-	(65,991)	(72,129)
Billed	9,375,922	9,224,499	53,342	46,546	25,786,572	23,998,155
Own consumption	-	-	34	32	-	-
Unbilled (net)	-	-	-	-	(89,575)	50,441
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(9,273,840)	(9,055,188)
Electricity sales to final consumers	9,375,922	9,224,499	53,376	46,578	16,423,157	14,993,408

Furnas Centrais Elétricas S.A.			3,026	3,034	565,592	533,855
Other concessionaires and licensees			16,337	12,252	3,240,571	2,371,091
(-) Reclassification to Network Usage Charge - TUSD - Captive Consumers			-	-	(56,528)	(50,598)
Spot market energy			8,194	6,173	2,340,463	641,744
Electricity sales to wholesalers			27,557	21,459	6,090,098	3,496,092

Revenue due to Network Usage Charge - TUSD - Captive Consumers					9,330,368	9,105,786
Revenue due to Network Usage Charge - TUSD - Free Consumers					2,137,566	2,057,327
(-) Adjustment of revenues from excess demand and excess reactive power					(21,861)	(17,908)
Revenue from construction of concession infrastructure					2,073,423	1,354,023
Sector financial asset and liability (Note 8)					1,900,837	(2,094,695)
Concession financial asset - Adjustment of expected cash flow (Note 10)					204,443	186,148
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts					1,419,128	1,266,027
Other revenues and income					496,340	438,377
Other operating revenues					17,540,244	12,295,084
Total gross operating revenue					40,053,498	30,784,584

Deductions from operating revenues
ICMS					(5,455,718)	(4,935,068)
PIS					(603,050)	(471,836)
COFINS					(2,777,626)	(2,172,777)
ISS					(15,929)	(10,568)
Global reversal reserve - RGR					(2,952)	(4,230)
Energy development account - CDE					(3,185,693)	(3,360,613)
Research and development and energy efficiency programs					(191,997)	(138,583)
PROINFA					(166,743)	(121,800)
Tariff flags and others					(878,460)	(430,077)
IPI					(102)	(195)
FUST and FUNTEL					(19)	(38)
Others					(30,304)	(26,709)
					(13,308,593)	(11,672,495)

Net operating revenue					26,744,905	19,112,089

(*)Information not audited by the independent auditors

25.1 Adjustment of revenues from excess demand and excess reactive power

The tariff regulation procedure (Proret), sub item 2.7 Other revenues, approved by ANEEL Normative Resolution No. 463 of November 22, 2011, determined that revenues of the distribution subsidiaries received as a result of excess demand and excess reactive power, from the contractual tariff review date for the 3rd periodic tariff review, must be accounted for as special obligations, in specific sub-accounts, and will be amortized from the next tariff review. Beginning May 2015 for subsidiary CPFL Piratininga, September 2015 for subsidiary Companhia Jaguari de Energia (CPFL Santa Cruz) and November 2017 for subsidiaries CPFL Paulista and RGE Sul due to the 4th cycle of periodic tariff review, this special obligation started being amortized and the new values from the excess demand and excess reagents started being recognized in sector financial assets and liabilities and will only be amortized when the 5th cycle of periodic tariff review is approved.

On February 7, 2012, the Brazilian Association of Electric Energy Distributors (Associação Brasileira de Distribuidores de Energia Elétrica - ABRADEE) succeeded in suspending the effects of Resolution No. 463, whereby the request for preliminary judicial injunction relief was granted and the order to account for revenues from excess demand and excess reactive power as special obligations was suspended. The suspensive effect required by ANEEL in its interlocutory appeal was granted in June 2012 and the preliminary judicial injunction relief originally granted in favor of ABRADEE was suspended. The distribution subsidiaries are awaiting the court’s decision on the final treatment of these revenues. These amounts are accrued as sector financial liability, under special obligations which are being amortized, presented net in concession intangible asset, in compliance with CPC 25.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

25.2  Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

	2017			2016
Subsidiary	Month	RTA	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April	-0.80%	-10.50%	9.89%	7.55%
CPFL Piratininga	October	7.69%	17.28%	-12.54%	-24.21%
RGE	June	3.57%	5.00%	-1.48%	-7.51%
RGE Sul	April	-0.20%	-6.43%	3.94%	-0.34%
Companhia Luz e Força Santa Cruz	March	-1.28%	-8.42%	22.51%	7.15%
CPFL Leste Paulista	March	0.77%	-4.15%	21.04%	13.32%
Companhia Jaguari de Energia (CPFL Santa Cruz)	March	2.05%	-2.56%	29.46%	13.25%
CPFL Sul Paulista	March	1.63%	-10.73%	24.35%	12.82%
CPFL Mococa	March	1.65%	-3.28%	16.57%	9.02%

(a) Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment (information not reviewed by the independent auditors).

As mentioned in note 12.6.2, at December 31, 2017, the EGM approved the grouping of subsidiaries Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Jaguari de Energia, Companhia Sul Paulista de Energia e Companhia Luz and Força de Mococa In accordance with Normative Resolution 716, of May 3, 2016, until the first tariff review of the grouped concessionaire, which will take place in March 2021, ANEEL may apply the procedure that divides over time the variation in the tariffs of the former concessions and the unified tariff. This will occur in the tariff adjustment of March 2018.

25.3  Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

Law 12,783 of January 11, 2013 determined that the amounts related to the low-income subsidy, as well as other tariff discounts shall be fully subsidized by amount from the CDE.

Income of R$ 1,419,128 was recognized in 2017 (R$ 1,266,027 in 2016), of which R$ 96,882 for the low-income subsidy (R$ 93,879 in 2016), R$ 1.226.777 for other tariff discounts (R$ 944,742 in 2016) and R$ 95,469 for tariff discounts – injunctions (R$ 227,406 in 2016), against other receivables in line item “Account Receivable – CDE” (note 11) and other payables in line item “Tariff discounts – CDE” (note 22).

25.4 Tariff flags

The system for application of Tariff Flags was created by means of Normative Resolution No. 547/2013, in effect as from January 1, 2015. Such mechanism can reflect the actual cost of the conditions for generation of electric energy in Brazil, mainly related to thermoelectric generation, energy security ESS, hydrologic risk and involuntary exposure of electric energy distributors. A green flag indicates favorable conditions and the tariff does not rise. A yellow flag indicates less favorable conditions, and the red flag, segregated at two levels, is set off in costlier conditions. In the latter cases, the tariff increases R$ 1.00, R$ 3.00 and R$ 5.00 (before tax effects), respectively, for each 100 KWh consumed, readjusted by due to a decision issued by the Collegiate Board regarding Public Hearing No. 61/2017, as of November 1, 2017.

In 2017, ANEEL approved the Tariff Flags billed from December 2016 to October 2017. The amount approved in this period was R$ 610,584 (R$ 430,065 in 2016), recognized in line item “Tariff flags and others”. From this amount, R$ 386,242 were used to offset part of the sector financial asset and liability (note 8) and R$ 224,395 were transferred to the centralizing account for tariff flag resources (“CCRBT”).   The amount of R$ 298,507, relating to the tariff flag billed in November and December 2017 and not approved, is recognized in regulatory charges (note 19).

25.5  Energy development account (“CDE”)

ANEEL, by means of Ratifying Resolution (“REH”) No. 2,202 of February 7, 2017, amended by REH No. 2,204 of March 7, 2017, established the definitive annual quotas of CDE for the year 2017. These quotas comprise: (i) annual quota of the CDE – USAGE account; and (ii) quota of the CDE – Energy account, related to part of the CDE contributions received by the electric energy distribution concessionaires in the period from January 2013 to January 2014, which should be charged from consumers and passed on to the CDE Account in up to five years from the RTE of 2015. Furthermore, by means of REH No. 2.004 of

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

December 15, 2015, ANEEL established another quota intended for the amortization of the ACR Account, whose amount were updated by REH No. 2.231, of April 25, 2017, with payment and transfer to the CDE Account for the tariff period of each subsidiary.

25.6 Adjustment for refunding the Reserve Energy Charge ("EER") of Angra III

ANEEL approved through REH No. 2,214 of March 28, 2017 the republication of the energy tariff – TE and Distribution System Usage Tariff - TUSD for the distribution subsidiaries, with the purpose of refunding the amount forecast for the Reserve Energy Charge (EER) of the energy generation company UTN Almirante Alvaro Alberto - Unit III (Angra III).

The tariffs resulting from this decision were effective in April 2017, however, as the reading period of each consuming unit does not coincide with the calendar month, this reduction occurred in the revenue amounts of April and May 2017, with its impact diluted between the two periods.

The average effect perceived by the consumers was: -15.28% at CPFL Paulista, -6.8% at CPFL Piratininga, -10.89% at RGE, -13.76% at RGE Sul, -13.76% at Companhia Luz e Força Santa Cruz, -14.81% at Companhia Leste Paulista de Energia, -14.71% at Companhia Luz e Força de Mococa, -14.29% at Companhia Sul Paulista de Energia (as mentioned in note 12.6.2, in 2017 the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa were grouped, and they adopted the name CPFL Santa Cruz), and -16.49% at Companhia Jaguari de Energia (“CPFL Santa Cruz”).

The estimated impact of this adjustment is an average reduction of -12.85% in revenues of distribution subsidiaries in April 2017.

(26) COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity purchased for resale	2017	2016 (*)	2017	2016
Itaipu Binacional	11,779	10,497	2,350,858	2,025,780
Spot market / PROINFA	3,595	2,253	560,153	269,792
Energy purchased through auction in the regulated market and bilateral contracts	62,600	51,225	14,269,265	8,541,677
PIS and COFINS credit	-	-	(1,562,779)	(987,997)
Subtotal	77,974	63,975	15,617,498	9,849,252

Electricity network usage charge
Basic network charges			1,541,629	834,341
Transmission from Itaipu			159,896	53,248
Connection charges			122,536	84,927
Charges for use of the distribution system			39,451	38,699
System service charges - ESS net of CONER pass through			(452,978)	362,735
Reserve energy charges - EER			(303)	106,925
PIS and COFINS credit			(126,213)	(129,883)
Subtotal			1,284,020	1,350,990

Total			16,901,518	11,200,242

(*)Information not audited by the independent auditors

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(27) OPERATING COSTS AND EXPENSES

	Parent company
	Operating expense
	General and administrative
	2017	2016
Personnel	32,206	37,845
Materials	150	79
Third party services	8,039	10,404
Depreciation and amortization	217	193
Others	2,159	2,340
Leases and rentals	230	50
Publicity and advertising	598	520
Legal, judicial and indemnities	388	626
Donations, contributions and subsidies	15	-
Others	928	1,144
Total	42,771	50,860

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Consolidated
	Services rendered to third parties				Operating expenses
	Operating costs				Sales		General and administrative		Other		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Personnel	882,150	686,434	2	1	170,859	134,864	324,147	272,618	-	-	1,377,158	1,093,918
Private Pension Plans	113,887	76,505	-	-	-	-	-	-	-	-	113,887	76,505
Materials	222,650	164,168	1,061	1,412	2,444	8,191	23,818	16,175	-	-	249,973	189,946
Third party services	251,549	271,623	1,856	3,416	186,525	146,957	287,221	229,199	-	-	727,151	651,195
Depreciation and amortization	1,143,795	937,506	-	-	5,403	3,602	93,639	94,949	-	-	1,242,837	1,036,056
Costs of infrastructure construction	-	-	2,071,698	1,352,214	-	-	-	-	-	-	2,071,698	1,352,214
Others	157,113	112,560	(7)	(11)	225,000	253,638	218,247	236,476	438,494	386,746	1,038,847	989,408
Collection fees	11,710	-	-	-	68,757	65,562	-	-	-	-	80,467	65,562
Allowance for doubtful accounts	-	-	-	-	155,097	176,349	-	-	-	-	155,097	176,349
Leases and rentals	52,734	42,163	-	-	(148)	113	19,740	17,109	-	-	72,326	59,385
Publicity and advertising	202	150	-	-	1	29	17,412	11,659	-	-	17,615	11,838
Legal, judicial and indemnities	-	-	-	-	-	-	188,355	181,888	-	-	188,355	181,888
Donations, contributions and subsidies	88	54	-	-	2	9	3,924	2,425	-	-	4,014	2,488
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	132,195	83,575	132,195	83,575
Amortization of concession intangible asset	-	-	-	-	-	-	-	-	286,215	255,110	286,215	255,110
Amortization of the risk premium paid -GSF	9,594	9,594	-	-	-	-	-	-	-	-	9,594	9,594
Fee for the use of water	8,656	12,233	-	-	-	-	-	-	-	-	8,656	12,233
Impairment	-	-	-	-	-	-	-	-	20,437	48,291	20,437	48,291
Others	74,130	48,367	(7)	(11)	1,291	11,575	(11,184)	23,395	(353)	(231)	63,877	83,095
Total	2,771,145	2,248,795	2,074,611	1,357,032	590,232	547,251	947,072	849,416	438,494	386,746	6,821,554	5,389,240

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(28) FINANCE INCOME (COSTS)

	Parent company		Consolidated
	2017	2016	2017	2016
Financial income
Income from financial investments	5,221	55,084	457,255	667,429
Late payment interest and fines	2	464	265,455	246,045
Adjustment for inflation of tax credits	7,583	6,698	19,623	32,371
Adjustment for inflation of escrow deposits	23	44	49,502	35,228
Adjustment for inflation and exchange rate changes	8	1	60,999	147,849
Discount on purchase of ICMS credit	-	-	16,386	16,198
Adjustments to the sector financial asset (Note 8)	-	-	-	32,747
PIS and COFINS on other finance income	(1,154)	(3,608)	(48,322)	(63,223)
PIS and COFINS on interest on capital	(27,708)	(2,006)	(27,798)	(2,324)
Others	29,008	14,200	87,214	88,182
Total	12,983	70,878	880,314	1,200,503

Financial expenses
Interest on debts	(65,299)	(27,217)	(1,661,060)	(1,811,263)
Adjustment for inflation and exchange rate changes	(491)	(25,980)	(540,053)	(703,128)
(-) Capitalized interest	-	-	50,543	68,082
Adjustments to the sector financial liability (Note 8)	-	-	(82,333)	(25,079)
Use of public asset	-	-	(8,048)	(14,950)
Others	(3,664)	(498)	(126,917)	(167,638)
Total	(69,454)	(53,694)	(2,367,868)	(2,653,977)
Finance expense, net	(56,471)	17,183	(1,487,554)	(1,453,474)

Interests were capitalized at an average rate of 8.54% p.a. in 2017 (10.9% p.a. in 2016) on qualifying assets, in accordance with CPC 20 (R1) and IAS 23.

In line item of adjustment for inflation and exchange rate changes, the expense includes the effects of losses of R$ 235,852 in 2017 (loss of R$ 1,399,988 in 2016) on derivative instruments (note 33).

(29) SEGMENT INFORMATION

The segregation of the Group’s operating segments is based on the internal financial information and management structure and is made by type of business: electric energy distribution, electric energy generation (conventional and renewable sources), electric energy commercialization and services rendered activities.

Profit or loss, assets and liabilities per segment include items directly attributable to the segment, as well as those that can be allocated on a reasonable basis, if applicable. Prices charged between segments are determined based on similar market transactions. Note 1 presents the subsidiaries according to their areas of operation and provides further information on each subsidiary and its business line and segment.

The information segregated by segment is presented below, according to the criteria established by the Group’s officers:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

2017	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	21,068,435	741,842	1,489,932	3,402,804	40,611	26,743,625	1,281	-	26,744,905
(-) Intersegment revenues	8,182	448,421	469,152	11,297	444,935	1,381,988	-	(1,381,988)	-
Cost of electric energy	(14,146,703)	(147,379)	(348,029)	(3,196,028)	-	(17,838,139)	-	936,621	(16,901,518)
Operating costs and expenses	(4,695,480)	(156,340)	(389,443)	(47,296)	(398,188)	(5,686,747)	(51,121)	445,366	(5,292,502)
Depreciation and amortization	(763,739)	(123,129)	(617,017)	(3,054)	(19,760)	(1,526,699)	(2,353)	-	(1,529,052)
Income from electric energy service	1,470,695	763,415	604,596	167,724	67,598	3,074,027	(52,193)	-	3,021,834
Equity	-	312,390	-	-	-	312,390	-	-	312,390
Finance income	597,133	102,713	137,746	19,117	10,693	867,402	12,912	-	880,314
Finance expenses	(1,163,600)	(431,289)	(648,571)	(52,023)	(6,445)	(2,301,929)	(65,939)	-	(2,367,868)
Profit (loss) before taxes	904,228	747,229	93,770	134,818	71,846	1,951,891	(105,220)	-	1,846,670
Income tax and social contribution	(299,510)	(95,688)	(74,125)	(44,527)	(16,994)	(530,845)	(72,784)	-	(603,629)
Profit (loss) for the year	604,717	651,541	19,645	90,290	54,852	1,421,046	(178,004)	-	1,243,042
Attributable to owners of the Company	604,717	601,969	3,382	90,290	54,852	1,355,211	(178,004)	-	1,177,206
Attributable to noncontrolling interests	-	49,572	16,263	(0)	-	65,835	-	-	65,836
Total assets (**)	22,278,452	4,287,337	12,815,017	931,546	374,435	40,686,787	596,125	-	41,282,912
Purchases of PP&E and intangible assets	1,882,502	8,973	621,046	2,927	54,149	2,569,598	835	-	2,570,433

2016	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Total	Other (*)	Elimination	Total
Net operating revenue	15,017,166	593,775	1,334,571	2,024,350	81,595	19,051,456	60,633	-	19,112,089
(-) Intersegment revenues	22,526	409,338	338,357	62,757	318,770	1,151,748	8,661	(1,160,410)	-
Cost of electric energy	(9,747,720)	(98,521)	(272,125)	(1,876,952)	-	(11,995,318)	-	795,075	(11,200,242)
Operating costs and expenses	(3,447,081)	(106,364)	(407,673)	(47,548)	(322,131)	(4,330,797)	(132,611)	365,334	(4,098,074)
Depreciation and amortization	(591,334)	(126,596)	(553,169)	(3,779)	(12,870)	(1,287,748)	(3,417)	-	(1,291,166)
Income from electric energy service	1,253,557	671,631	439,961	158,829	65,363	2,589,342	(66,734)	-	2,522,608
Equity	-	311,414	-	-	-	311,414	-	-	311,414
Finance income	781,365	182,574	132,653	31,513	10,742	1,138,848	61,655	-	1,200,503
Finance expenses	(1,331,973)	(562,196)	(667,344)	(24,761)	(5,272)	(2,591,546)	(62,432)	-	(2,653,978)
Profit (loss) before taxes	702,950	603,424	(94,730)	165,581	70,832	1,448,057	(67,510)	-	1,380,547
Income tax and social contribution	(295,748)	(98,530)	(46,311)	(53,225)	(17,019)	(510,833)	9,343	-	(501,490)
Profit (loss) for the year	407,202	504,894	(141,041)	112,357	53,813	937,225	(58,167)	-	879,057
Attributable to owners of the Company	407,202	461,411	(75,731)	112,357	53,813	959,052	(58,167)	-	900,885
Attributable to noncontrolling interests	-	43,483	(65,311)	(0)	-	(21,828)	-	-	(21,828)
Total assets (**)	22,887,781	5,310,924	12,459,791	466,021	345,372	41,469,889	701,103	-	42,170,992
Purchases of PP&E and intangible assets	1,200,621	7,564	978,896	3,713	42,954	2,233,748	4,199	-	2,237,949

(*) Others – refer basically to assets and transactions which are not related to any of the identified segments.

(**) Intangible assets, net of amortizations, were allocated to their respective segments.

As the Brazilian economic conditions have deteriorated even more during 2017, R$ 20,437 was recognized in subsidiary CPFL Renováveis “generation – renewable source segment” (R$ 40,433 in 2016) relating to the provision for impairment of cash-generating units. In 2016, R$ 7,858 was recognized in subsidiary CPFL Telecom – “others segment”. Such loss was recognized in the statement of profit or loss in line item “Other operating expenses” (note 27).

The amount of the investment in joint ventures accounted for under the equity method, classified in the conventional generation segment, is R$ 1,022,696 (R$ 1,493,753 in 2016).

(30) RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders are as follows:

•   State Grid Brazil Power Participações S.A.

Indirect subsidiary of State Grid Corporation of China, a Chinese state-owned company primarily engaged in developing and operating businesses in the electric energy sector.

•   ESC Energia S.A.

Subsidiary of State Grid Brazil Power Participações S.A.

The direct and indirect interests in operating subsidiaries are described in note 1.

Controlling shareholders, subsidiaries, associates, joint ventures and entities under common control and that in some way exercise significant influence over the Company and its subsidiaries and associates were considered as related parties.

The main transactions are listed below:

a)     Purchase and sale of energy and charges - refer basically to energy purchased or sold by distribution, commercialization and generation subsidiaries through short or long-term agreements and tariffs for the use of the distribution system (TUSD). Such transactions, when conducted in the free market, are carried out under conditions considered by the Company as similar to market conditions at the time of the trading, according to internal policies previously established by the Company’s management. When conducted in the regulated market, the prices charged are set through mechanisms established by the regulatory authority.

b)    Intangible assets, Property, plant and equipment, Materials and Service – refer to the purchase of equipment, cables and other materials for use in distribution and generation activities and contracting of services such as construction and information technology consultancy.

c)     Advances – refer to advances for investments in research and development.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

d)    Intragroup loans – refer mainly to contracts with the non-controlling shareholder of the subsidiary CPFL Renováveis, with maturity defined for the date of distribution of earnings of the indirect subsidiary to its shareholders and remuneration of 8% p.a. + IGP-M (General Market Price Index).

To ensure that the trading transactions with related parties are conducted under usual market conditions, the Group set up a “Related Parties Committee”, comprising representatives of the controlling shareholders, of the Company and an independent member, which analyzes the main transactions with related parties.

The subsidiaries CPFL Paulista and CPFL Piratininga renegotiated, for payment on January 2018, the maturity of the electricity bills with the subsidiary Ceran, the original maturities were on November 15 and December 15, 2017.

The total compensation of key management personnel in 2017, in accordance with CVM Decision 560/2008, was R$ 73,670 (R$ 58,132 in 2016). This amount comprises R$ 64,516 (R$ 49,989 in 2016) in respect of short-term benefits, R$ 1,516 (R$ 1,212 in 2016) of post-employment benefits and R$ 7,638 (R$ 6,930 in 2016) for other long-term benefits, and refers to the amount recognized on an accrual basis.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect  subsidiaries of State Grid Corporation of China.

Transactions between related parties involving controlling shareholders, entities under common control or  significant influence and joint ventures are as follows:

	Consolidated
	December 31, 2017		2017
	Asset	Liability	Income	Expense

Advances
BAESA – Energética Barra Grande S.A.	-	691	-	-
Foz do Chapecó Energia S.A.	-	979	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,212	-	-
EPASA - Centrais Elétricas da Paraiba	-	440	-	-

Energy purchases and sales, and charges
Entities under common control (State Grid Corporation of China' subsidiaries)		13,330		91,302
BAESA – Energética Barra Grande S.A.	-	13,169	-	80,362
Foz do Chapecó Energia S.A.	-	37,415	-	381,193
ENERCAN - Campos Novos Energia S.A.	823	51,381	8,763	281,530
EPASA - Centrais Elétricas da Paraiba	-	19,458	-	137,376

Intangible assets, property, plant and equipment, materials and services rendered
BAESA – Energética Barra Grande S.A.	153	-	1,582	-
Foz do Chapecó Energia S.A.	2	-	1,726	-
ENERCAN - Campos Novos Energia S.A.	152	-	1,665	-
EPASA - Centrais Elétricas da Paraíba S.A.	416	-	(469)	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	327	-
Noncontrolling shareholders of CPFL Renováveis	8,612	-	(253)	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	108	-	-	-
Chapecoense Geração S.A.	32,734	-	-	-
ENERCAN - Campos Novos Energia S.A.	21,184	-	-	-

Others
Instituto CPFL	-	-	-	3,613

The comparative information below refers to the period in which  the controlling shareholders were those prior to the change of control described in note 23.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Consolidated
	December 31, 2016		2016
	Asset	Liability	Income	Expense
Bank balance and short term investment
Banco do Brasil S.A.	48,985	-	4,113	5

Borrowings (*), debentures and derivatives (*)
Banco do Brasil S.A.	-	4,257,562	800	463,949
Banco BNP Paribas Brasil S.A	5,126	-	-	67,196

Other financial transactions
Banco do Brasil S.A.	-	962	234	6,408

Advances
BAESA – Energética Barra Grande S.A.	-	726	-	-
Foz do Chapecó Energia S.A.	-	1,025	-	-
ENERCAN - Campos Novos Energia S.A.	-	1,269	-	-
EPASA - Centrais Elétricas da Paraiba	-	462	-	-

Energy purchases and sales, and charges
AES Tiete S.A. (***)	-	-	2	14,498
Afluente Transmissão de Energia Elétrica S.A.	-	53	-	1,212
Aliança Geração de Energia S.A	-	1,183	4	49,944
Alpargatas S.A. (***)		-	2,954	-
Arizona 1 Energia Renovável S.A	-	-	-	967
Baguari I Geração de Energia Elétrica S.A.	-	6	-	294
BRF Brasil Foods	-	-	20,190	-
Caetite 2 Energia Renovável S.A.	-	-	-	889
Caetité 3 Energia Renovável S.A.	-	-	-	896
Calango 1 Energia Renovável S.A.	-	-	-	1,073
Calango 2 Energia Renovável S.A.	-	-	-	916
Calango 3 Energia Renovável S.A.	-	-	-	1,072
Calango 4 Energia Renovável S.A.	-	-	-	995
Calango 5 Energia Renovável S.A.	-	-	-	1,054
Companhia de Eletricidade do Estado da Bahia – COELBA	743	121	19,296	121
Companhia Energética de Pernambuco - CELPE	692	20	9,829	250
Companhia Energética do Rio Grande do Norte - COSERN	267	-	3,128	-
Companhia Hidrelétrica Teles Pires S.A.	-	1,416	57	53,710
Embraer	-	-	6,938	-
Energética Águas da Pedra S.A.	-	112	6	4,716
Estaleiro Atlântico Sul S.A.	-	-	7,978	-
Goiás Sul Geração de Enegia S.A.	-	-	-	181
InterCement Brasil S.A	-	-	2	-
Itapebi Geração de Energia S.A	-	-	3	-
Mel 2 Energia Renovável S.A.	-	-	-	718
NC ENERGIA S.A.	451	2	28,298	6
Norte Energia S.A.	1	4,585	17	61,240
Rio PCH I S.A.	-	209	-	8,865
Samarco Mineração S.A.	-	-	2	-
Santista Jeanswear S/A	-	-	13,600	-
Santista Work Solution S/A	-	-	2,224	-
SE Narandiba S.A.	-	2	-	152
Serra do Facão Energia S.A. - SEFAC	-	557	-	23,153
Termopernambuco S.A.	-	-	5	-
ThyssenKrupp Companhia Siderúrgica do Atlântico	-	-	25,268	7,683
Tupy	-	-	-	27,127
Vale Energia S.A.	8,680	-	102,069	216
BAESA – Energética Barra Grande S.A.	-	5,642	-	60,765
Foz do Chapecó Energia S.A.	-	35,018	215	358,272
ENERCAN - Campos Novos Energia S.A.	387	50,526	3,684	269,480
EPASA - Centrais Elétricas da Paraiba	-	12,418	-	91,010

Intangible assets, property, plant and equipment, materials and services rendered
Alpargatas S.A. (***)	168	-	2,310	-
Afluente Transmissão de Energia Elétrica S.A.	-	-	-	5
Banco do Brasil S A	-	-	-	6
Brasil veículos Companhia de Seguros	-	-	2	-
BRF Brasil Foods	-	-	1,250	-
Companhia de Saneamento Básico do Estado de São Paulo - SABESP	4	42	170	94
Concessionária Auto Raposo Tavares S.A. - CART	-	-		15
Concessionária de Rodovias do Oeste de São Paulo – ViaOeste S.A.	-	-	-	6
Concessionária do Sistema Anhanguera - Bandeirante S.A.	86	-	-	10
Estaleiro Atlântico Sul S.A.	-	-	9	-
Ferrovia Centro-Atlântica S.A.	-	-	-	24
HM 02 Empreendimento Imobiliário SPE Ltda.	-	-	45	-
Indústrias Romi S.A.	4	-	51	-
InterCement Brasil S.A	-	-	43	-
Oi Móvel S.A (***)	-	-	-	302
Logum Logística S.A.	26	-	730	-
NC Energia S.A.	-	-	17	-
Renovias Concessionária S.A.	-	-	-	17
Rodovias Integradas do Oeste S.A.	-		-	3
SAMM - Sociedade de Atividades em Multimídia Ltda.	-	-	1,410
Santista Jeanswear S/A	-		1	-
Tim Celular S.A. (***)	6	89	2,008	12
TOTVS S.A.		2	2	32
Ultrafértil S.A	-		14	-
Vale Energia S.A.	-		331	-
Vale S.A.	-	-	-	11
BAESA – Energética Barra Grande S.A.	56		521	-
Foz do Chapecó Energia S.A.	104		1,424	-
ENERCAN - Campos Novos Energia S.A.	74	-	1,826	-
EPASA - Centrais Elétricas da Paraíba S.A.	1,599		488	-

Intragroup loans
EPASA - Centrais Elétricas da Paraíba S.A.	38,078	-	4,379	-
Noncontrolling shareholders of CPFL Renováveis	9,067	-	1,039	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	89	-	-	-
Chapecoense Geração S.A.	29,329	-	-	-
ENERCAN - Campos Novos Energia S.A.	40,983	-	-	-

(*) With mark to market adjustments
(**) Related party until 2015
(***) Related party before 2016

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(31) INSURANCE

The subsidiaries maintain insurance policies with coverage based on specialized advice and takes into account the nature and degree of risk. The amounts are considered sufficient to cover any significant losses on assets and/or responsibilities. The main insurance policies in the financial statements are:

Description	Type of coverage	December 31, 2017	December 31, 2016(*)
Concession financial asset / Intangible assets	Fire, lightning, explosion, machinery breakdown, electrical damage and engineering risk	7,440,359	9,679,825
Transport	National transport	302,364	416,358
Stored materials	Fire, lightning, explosion and robbery	229,496	232,849
Automobiles	Comprehensive cover	16,779	13,235
Civil liability	Electric energy distributors and others	263,000	200,000
Personnel	Group life and personal accidents	694,341	234,357
Others	Operational risks and others	158,340	281,914
Total		9,104,679	11,058,537
(*) Information not audited by the independent auditors.

For the civil liability insurance of the officers, the insured amount is shared among the companies of the CPFL Energia Group. The premium is paid individually by each company involved, and the revenue is the base for the apportionment criterion.

(32) RISK MANAGEMENT

The Group’s businesses comprise mainly the generation, trading and distribution of electricity. As concessionaire of public services, the activities and/or tariffs of its major subsidiaries are regulated by ANEEL.

Risk management structure

At CPFL Group, the risk management is conducted through a structure that involves the Board of Directors and Supervisory Board, Advisory Committees, Executive Board, Internal Audit and Corporate Risks Management and business areas. This management is regulated by the Corporate Risk Management Policy, which describes the risk management model as well as the attributions of each agent.

The Board of Directors of CPFL Energia is responsible for deciding on the risk limit methodologies recommended by the Executive Board, and for being aware of the exposures and mitigation plans presented in the event these limits are exceeded. This forum is also responsible for being aware of and monitoring any important weaknesses in controls and/or processes, as well as relevant regulatory compliance failures, following up on the plans proposed by the Executive Board to correct them.

The Advisory Committee(s) of the Board of Directors, in its role(s) of technical body(ies), is responsible for becoming aware of (i) the risk monitoring models, (ii) the exposures to risks, and (iii) the control levels (including their effectiveness), supporting the Board of Directors in the performance of its statutory role related to risk management.

The Fiscal Council of CPFL Energia is responsible for, among other things, certifying that Management has means to identify the risks on the preparation and disclosure of the financial statements to which the CPFL Group is exposed as well as for monitoring the effectiveness of the control environment.

The Executive Board of CPFL Energia is responsible for conducting businesses within the risk limits defined, and should take the required measures to avoid that the exposure to risks exceeds such limits and report any excess of the limit to the Board of Directors of CPFL Energia, presenting mitigation actions.

The Internal Audit and Corporate Risks Management is responsible for coordinating the risk management process at CPFL Group, developing and keeping up-to-date Corporate Risk Management methodologies that involve the identification, measurement, monitoring and reporting of risks to which the CPFL Group is exposed.

The business areas have the primary responsibility for the management of the risks inherent to its processes, and should conduct them within the exposure limits defined and implementing mitigation plans for the main exposures.

The main market risk factors that affect the businesses are as follows:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Foreign exchange risk: This risk derives from the possibility of the Group incurring losses and cash constraints due to fluctuations in exchange rates, increasing the balances of liabilities denominated in foreign currency or decreasing the portion of revenue arising from annual adjustment of part of the tariff based on the fluctuation of the dollar, in power sale agreements of the joint venture ENERCAN. The exposure related to funding in foreign currency is hedged by swap transactions. The exposure related to ENERCAN revenue, proportional to the interest held by the Company, is hedged by financial instruments such as the zero cost collar described in note 33.b.1. The quantification of these risks is presented in note 33. In addition, the subsidiaries are exposed in their operating activities to fluctuations in exchange rates on purchase of electricity from Itaipu. The compensation mechanism - CVA protects the distribution subsidiaries against any economic losses.

Interest rate risk and inflation indexes: This risk arises due to the possibility of the Group incurring losses due to fluctuations in interest rates and in inflation indexes, which would increase the finance costs related to borrowings and debentures. The quantification of this risk is presented in note 33.

Credit risk: this risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in collecting amounts billed to customers. This risk is managed by the sales and services segments through norms and guidelines applied in terms of the approval, guarantees required and monitoring of the operations. In the distribution segment, even though it is highly pulverized, the risk is managed through monitoring of defaults, collection measures and cutting off supply. In the generation segment there are contracts under the regulated environment (ACR) and bilateral agreements that call for the posting of guarantees.

Risk of under/overcontracting from distributors: risk inherent to the energy distribution business in the Brazilian market to which the distributors of the CPFL Group and all distributors in the market are exposed. Distributors are prevented from fully passing through the costs of their electric energy purchases in two situations: (i) volume of energy contracted above 105% of the energy demanded by consumers and (ii) level of contracts lower than 100% of such demanded energy. In the first case, the energy contracted above 105% is sold in the CCEE and is not passed through to consumers, that is, in PLD scenarios lower than the purchase price of these contracts, there is a loss for the concession. In the second case, the distributors are required to purchase energy at the PLD amount at the CCEE and do not have guarantees of full pass-through to the consumer tariffs, there is a penalty for insufficiency of contractual guarantee. These situations may be mitigated if the distributors are entitled to exposures or involuntary surpluses.

Market risk of commercialization companies: this risk arises from the possibility of commercialization companies incurring losses due to variations in the prices that will value the positions of energy surplus or deficit of its portfolio in the free market, marked against the market price of electricity.

Risk of energy shortages: the energy sold by subsidiaries is primarily generated by hydropower plants. A prolonged period of low rainfall could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of comprehensive electric energy saving programs or other rationing programs, as in 2001.

The storage conditions of the National Interconnected System (“SIN”) permitted the generation of electricity during 2017 without risks of shortage, despite the low storage level in the Northeast subsystem. The improvement of the SIN storage condition, associated to the entry in operation of new hydropower generating units in the North region and the availability of thermopower generation, reduce significantly the probability of load cut load for energy reasons.

Risk of acceleration of debts: the Company has borrowing agreements and debentures with restrictive covenants normally applicable to these types of transactions. These covenants are monitored and do not restrict the capacity to operate normally, if met at the contractual intervals or if prior agreement is obtained from the creditors for failure to meet.

Regulatory risk: The electric energy supplied tariffs charged to captive consumers by the distribution subsidiaries are set by ANEEL, at intervals established in the concession agreements entered into with the Federal Government and in accordance with the periodic tariff review methodology established for the tariff cycle. Once the methodology has been ratified, ANEEL establishes tariffs to be charged by the distributor to the final consumers. In accordance with Law 8,987/1995, the tariffs set shall ensure the economic and financial equilibrium of the concession agreement at the time of the tariff review, but could result in lower adjustments than expected by the electric energy distributors.

Financial instruments risk management

The Group maintains operating and financial policies and strategies to protect the liquidity, safety and profitability of their assets. Accordingly, control and follow-up procedures are in place as regards the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to market conditions.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by Management, the Group uses Luna and Bloomberg software systems to calculate the mark to market, stress testing and duration of the instruments, and assess the risks to which

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

the Group is exposed. Historically, the financial instruments contracted by the Group supported by these tools have produced adequate risk mitigation results. It must be stressed that the Company and its subsidiaries routinely contract derivatives, always with the appropriate levels of approval, only in the event of exposure that Management regards as a risk. The Group does not enter into transactions involving speculative derivatives.

(33) FINANCIAL INSTRUMENTS

The main financial instruments, at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the Group’s accounting practices, are:

					Consolidated
					December 31, 2017
	Note	Category	Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	(2)	Level 1	2,289,302	2,289,302
Cash and cash equivalent	5	(a)	(2)	Level 2	960,340	960,340
Derivatives	33	(a)	(2)	Level 2	595,872	595,872
Derivatives - Zero-cost collar	33	(a)	(2)	Level 3	52,058	52,058
Concession financial asset - distribution	10	(b)	(2)	Level 3	6,330,681	6,330,681
					10,228,253	10,228,253

Liabilities
Borrowings - principal and interest	16	(c)	(1)	Level 2 (***)	6,142,583	5,912,175
Borrowings - principal and interest (**)	16	(a)	(2)	Level 2	4,849,474	4,849,474
Debentures - Principal and interest	17	(c)	(1)	Level 2 (***)	9,176,527	7,581,432
Derivatives	33	(a)	(2)	Level 2	94,806	94,806
					20,263,390	18,437,887
(*) Refers to the hierarchy for fair value measurement
(**) As a result of the initial designation of this financial liability, the consolidated balances reported a gain of R$ 21.137 in 2017 (a loss of R$ 274.834 in 2016).
(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category:	Measurement:
(a) - Measured at fair value through profit or loss	(1) - Measured at amortized cost
(b) - Available for sale	(2) - Measured at fair value
(c) - Other financial liabilities

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

•       Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) concession financial asset – transmission companies, (vi) pledges, funds and restricted deposits, (vii) services rendered to third parties, (viii) collection agreements and (ix) sector financial asset;

•       Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in 2017 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

CPC 40 (R1) and IFRS 7 require the classification into a three-level hierarchy for fair value measurement of financial instruments, based on observable and unobservable inputs related to the measurement of a financial instrument at the measurement date.

CPC 40 (R1) and IFRS 7 also define observable inputs as market data obtained from independent sources and unobservable inputs as those that reflect market assumptions.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

As the distribution concessionaries classified the respective concession financial assets as available-for-sale, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss are R$

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

204,443 (R$ 186,148 in 2016) and the main assumptions are described in note 10 and 25.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 33 b.1.

The Company recognizes in “Investments at cost” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s shares are not traded on the stock exchange and the main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at cost.

b)    Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below).

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (note 16). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

At 2017, the Group had the following swap transactions, all traded on the over-the-counter market:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Fair values (carrying amounts)
Company / strategy / counterparts	Assets	Liabilities	Fair value, net	Values at cost, net (3)	Gain (loss) on mark to market	Currency / index		Notional
Derivatives to hedge debts designated at fair value
Exchange rate hedge
CPFL Paulista
Bank of Tokyo-Mitsubishi	34,627	-	34,627	35,864	(1,237)	Dollar	Mar 2019	117,400
Bank of America Merrill Lynch	42,466	-	42,466	42,830	(363)	Dollar	Sep 2018	106,020
Bank of America Merrill Lynch	48,135	-	48,135	48,802	(667)	Dollar	Mar 2019	116,600
J.P.Morgan	24,067	-	24,067	24,401	(334)	Dollar	Mar 2019	58,300
J.P.Morgan	13,808	-	13,808	13,659	149	Dollar	Jan 2019	67,613
Bank of Tokyo-Mitsubishi	14,124	-	14,124	22,015	(7,891)	Dollar	Feb 2020	142,735
Bank of America Merrill Lynch	89,684	-	89,684	89,289	395	Dollar	Feb 2018	405,300
Bank of America Merrill Lynch	-	(5,236)	(5,236)	(1,653)	(3,583)	Dollar	Oct 2018	329,500
Bradesco	-	(5,163)	(5,163)	(4,068)	(1,095)	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,805)	(4,805)	(4,055)	(750)	Dollar	May 2021	59,032
Citibank	-	(4,971)	(4,971)	(4,062)	(910)	Dollar	May 2021	59,032
Citibank	-	(4,948)	(4,948)	(4,080)	(868)	Dollar	May 2021	59,032
	266,911	(25,124)	241,787	258,941	(17,154)

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

CPFL Piratininga
Citibank	45,457	-	45,457	47,966	(2,509)	Dollar	Mar 2019	117,250
Bradesco	27,046	-	27,046	27,257	(211)	Dollar	Apr 2018	55,138
J.P.Morgan	27,050	-	27,050	27,259	(209)	Dollar	Apr 2018	55,138
Citibank	30,880	-	30,880	35,979	(5,099)	Dollar	Jan 2020	169,838
BNP Paribas	37,212	-	37,212	36,649	563	Euro	Jan 2018	175,714
Bradesco	-	(5,163)	(5,163)	(4,068)	(1,095)	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,805)	(4,805)	(4,055)	(750)	Dollar	May 2021	59,032
Citibank	-	(4,971)	(4,971)	(4,062)	(910)	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(2,339)	(2,339)	(2,035)	(304)	Dollar	May 2021	29,516
Citibank	-	(2,474)	(2,474)	(2,040)	(434)	Dollar	May 2021	29,516
	167,645	(19,753)	147,891	158,850	(10,959)

RGE
Bank of Tokyo-Mitsubishi	22,785	-	22,785	23,054	(270)	Dollar	Apr 2018	36,270
Bank of Tokyo-Mitsubishi	101,289	-	101,289	102,467	(1,178)	Dollar	May 2018	168,346
Bank of Tokyo-Mitsubishi	374	-	374	1,313	(939)	Dollar	Oct 2018	169,260
Bradesco	-	(5,163)	(5,163)	(4,068)	(1,095)	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,805)	(4,805)	(4,055)	(750)	Dollar	May 2021	59,032
Citibank	-	(4,971)	(4,971)	(4,062)	(910)	Dollar	May 2021	59,032
Bank of America Merrill Lynch	-	(4,678)	(4,678)	(4,070)	(609)	Dollar	May 2021	59,032
	124,448	(19,619)	104,829	110,579	(5,750)
Companhia Jaguari de Energia (CPFL Santa Cruz)
Scotiabank	-	(1,167)	(1,167)	(1,327)	160	Dollar	Jul 2019	65,936

CPFL Paulista Lajeado
Itaú	598	-	598	557	41	Dollar	Mar 2018	35,000

CPFL Brasil
Scotiabank	-	(1,537)	(1,537)	(1,608)	71	Dollar	Aug 2018	45,360
Scotiabank	6,243	-	6,243	10,610	(4,367)	Dollar	Sep 2020	249,989
Scotiabank	3,964	-	3,964	6,674	(2,709)	Dollar	Oct 2020	150,011
	10,208	(1,537)	8,671	15,676	(7,005)

CPFL Geração
Scotiabank	-	(2,070)	(2,070)	(2,355)	286	Dollar	Jul 2019	117,036
Votorantim	-	(5,339)	(5,339)	(5,316)	(23)	Dollar	Jun 2019	104,454
Bradesco	-	(103)	(103)	433	(536)	Dollar	Sep 2019	32,636
Citibank	-	(10,985)	(10,985)	(613)	(10,372)	Dollar	Sep 2020	397,320
Scotiabank	-	(9,110)	(9,110)	(9,278)	167	Dollar	Dec 2019	174,525
	-	(27,607)	(27,607)	(17,129)	(10,478)

Subtotal	569,809	(94,806)	475,004	526,148	(51,145)

Derivatives to hedge debts not designated at fair value
Price index hedge
CPFL Geração
Santander	10,263	-	10,263	8,344	1,919	IPCA	Apr 2019	35,235
J.P.Morgan	10,263	-	10,263	8,344	1,919	IPCA	Apr 2019	35,235
	20,525	-	20,525	16,688	3,837

Interest rate hedge (1)
CPFL Paulista
J.P.Morgan	1,112	-	1,112	255	857	CDI	Feb 2021	300,000
Votorantim	380	-	380	87	293	CDI	Feb 2021	100,000
Santander	401	-	401	92	309	CDI	Feb 2021	105,000
	1,893	-	1,893	434	1,459
CPFL Piratininga
Votorantim	536	-	536	122	414	CDI	Feb 2021	135,000
Santander	402	-	402	91	310	CDI	Feb 2021	100,000
	938	-	938	213	724

RGE
Votorantim	620	-	620	143	477	CDI	Feb 2021	170,000

CPFL Geração
Votorantim	2,088	-	2,088	403	1,685	CDI	Aug 2020	460,000

Subtotal	26,063	-	26,063	17,881	8,182

Other derivatives (2)
CPFL Geração
Itaú	18,126	-	18,126	-	18,126	Dollar	Sep 2020	19,975
Votorantim	14,948	-	14,948	-	14,948	Dollar	Sep 2020	19,975
Santander	18,984	-	18,984	-	18,984	Dollar	Sep 2020	25,248
Subtotal	52,058	-	52,058	-	52,058

Total	647,930	(94,806)	553,124	544,029	9,095

Current	444,029	(10,230)
Noncurrent	203,901	(84,576)

For further details on terms and information on debts and debentures, see notes 16 and 17
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces according to the amortization of the debt.
(2) Due to the characteristics of this derivative (zero-cost collar), the notional amount is presented in U.S. dollar.
(3)The values at cost are the derivative amount without the respective mark to market, while the notional refers to the contracted accrual.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Consolidated
	At December 31, 2016	Interest, inflation adjustment, exchange rate and MTM	Repayment	At December 31, 2017
Derivatives
To hedge debts designated at fair value	602,476	(189,466)	113,138	526,148
To hedge debts not designated at fair value	7,181	(1,175)	11,875	17,881
Other (zero cost collar)	-	22,372	(22,372)	-
Mark to market (*)	76,679	(67,584)	-	9,095
	686,336	(235,853)	102,641	553,124

(*) The effects in profit or loss of 2017 of mark to market adjustments of derivatives are: (i) loss of R$ 75,649 to debts designated at fair value, (ii) gain of R$ 13,722 to debts not  designated at fair value and (iii) loss of R$ 5,657 to other derivatives  (zero cost collar)

As mentioned above, certain subsidiaries elected to mark to market debts for which they have fully debt-related derivatives instruments (note 16).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the years of 2017 and 2016, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on adjustment for inflation and exchange rate changes:

		Gain (Loss)
Company	Hedged risk / transaction	2017	2016
CPFL Energia	Exchange variation	-	(76,202)
CPFL Energia	Mark to market	-	2,319
CPFL Paulista	Interest rate variation	304	(1,423)
CPFL Paulista	Exchange variation	(89,612)	(802,479)
CPFL Paulista	Mark to market	(25,410)	118,663
CPFL Piratininga	Interest rate variation	175	(661)
CPFL Piratininga	Exchange variation	(19,799)	(358,412)
CPFL Piratininga	Mark to market	(18,999)	48,193
RGE	Interest rate variation	115	(835)
RGE	Exchange variation	(27,237)	(252,321)
RGE	Mark to market	(10,679)	48,915
CPFL Geração	Interest rate variation	852	3,161
CPFL Geração	Exchange variation	(41,793)	(145,933)
CPFL Geração	Mark to market	(6,033)	66,425
CPFL Santa Cruz	Exchange variation	(947)	(6,986)
CPFL Santa Cruz	Mark to market	120	148
CPFL Leste Paulista	Exchange variation	(947)	(1,076)
CPFL Leste Paulista	Mark to market	120	(80)
CPFL Sul Paulista	Exchange variation	(947)	(7,577)
CPFL Sul Paulista	Mark to market	120	170
CPFL Jaguari	Exchange variation	(947)	(10,236)
CPFL Jaguari	Mark to market	120	273
Paulista Lajeado Energia	Exchange variation	(2,052)	(11,046)
Paulista Lajeado Energia	Mark to market	66	1,649
CPFL Brasil	Exchange variation	14,567	(13,857)
CPFL Brasil	Mark to market	(7,009)	2,383
CPFL Serviços	Exchange variation	-	(3,420)
CPFL Serviços	Mark to market	-	254
		(235,852)	(1,399,988)

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, inasmuch as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817, with due dates between October 1, 2015 and September 30, 2020. At December 31, 2017, the total amount contracted was US$ 65,197, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IAS 39/CPC 38. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 19.65%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would decrease by R$ 477, resulting in a net asset of R$ 51,581.

The following table reconciles the opening and closing balances of the call and put options for the year ended by December 31,2017, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
At December 31, 2015	8,820	(2,440)	6,380
Measurement at fair value	65,546	2,440	67,986
Net cash, received from settlement of flows	(16,651)	-	(16,651)
At December 31, 2016	57,715	-	57,715
Measurement at fair value	16,715	-	16,715
Net cash, received from settlement of flows	(22,372)	-	(22,372)
At December 31, 2017	52,058	-	52,058

 The fair value measurement of these financial instruments was recognized as finance income in the statement of profit or loss for the period, and no effects were recognized in other comprehensive income.

c)     Sensitivity analysis

In compliance with CVM Instruction No. 475/2008, the Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

c.1)  Changes in exchange rates

Considering that the net exchange rate exposure at December 31, 2017 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

	Consolidated
				Decrease (increase)
Instruments	Exposure (a)		Risk	Exchange depreciation (b)	Currency appreciation of 25% (c)	Currency appreciation of 50% (c)
Financial liability instruments	(4,641,924)			(209,785)	1,003,142	2,216,070
Derivatives - Plain Vanilla Swap	4,687,768			211,857	(1,013,050)	(2,237,956)
	45,844		drop in the dollar	2,072	(9,908)	(21,886)

Financial liability instruments	(218,814)			(14,978)	43,470	101,918
Derivatives - Plain Vanilla Swap	219,694			15,038	(43,645)	(102,328)
	880		drop in the euro	60	(175)	(410)

Total	46,724			2,132	(10,083)	(22,296)

				Decrease (increase)
Instruments	Exposure US$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives zero-cost collar	65,197	(d)	raise in the dollar	(56,138)	(80,491)	(104,844)

(a) The exchange rate considered at 12/31/2017 was R$ 3.31 per US$ 1.00 and R$ 3.97 per € 1.00.
(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 3.46 and R$ 4.24, and the currency depreciation at 4.52% and 6.85%, for US$ and €, respectively.
(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..
(d) Owing to the characteristics of this derivative (zero-cost collar), the notional amount is presented in US$.

Except for the zero-cost collar, as the net exchange exposure of the dollar and euro for the other derivative instruments is an asset, the risk is a drop in the dollar and euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

c.2) Changes in interest rates

Assuming that: (i) the scenario of net exposure of the financial instruments indexed to floating interest rates at December 31, 2017 is maintained, and (ii) the respective annual indexes accumulated in the last 12 months, for this base date, remain stable (CDI 6.89% p.a.; IGP-M -0.52% p.a.; TJLP 7.00% p.a.; IPCA 2.76% p.a. and SELIC 9.7% p.a.), the effects that would be recognized in the consolidated financial statements for the next 12 months would be a net finance cost of R$ 764,150 (costs of CDI R$ 669,661, TJLP R$ 276,141 and SELIC R$ 36,609, and finance income of IGP-M R$ 298 and IPCA R$ 141,152). In the event of fluctuations in the indexes according to the three scenarios defined, the amount of the net finance cost would be impacted by:

	Consolidated
	Exposure (a)	Risk	Decrease (raise)
Instruments			Scenario I (a)	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	3,770,045		(3,016)	61,169	125,354
Financial liability instruments	(8,988,008)		7,190	(145,830)	(298,851)
Derivatives - Plain Vanilla Swap	(4,501,345)		3,601	(73,034)	(149,670)
	(9,719,308)	CDI apprec.	7,775	(157,695)	(323,167)

Financial liability instruments	(57,291)	IGP-M apprec.	(2,286)	(2,783)	(3,280)

Financial liability instruments	(3,944,876)	TJLP apprec.	9,862	(56,708)	(123,277)

Financial liability instruments	(1,311,432)		(14,557)	(1,869)	10,819
Derivatives - Plain Vanilla Swap	94,949		1,054	135	(783)
Concession financial asset	6,330,681		70,271	9,021	(52,228)
	5,114,198	drop in the IPCA	56,768	7,287	(42,192)

Sectorial financial assets and liabilities	517,341		(14,692)	(23,565)	(32,437)
Financial liability instruments	(139,926)		3,974	6,374	8,773
	377,415	drop in the SELIC	(10,718)	(17,191)	(23,664)

Total	(8,229,862)		61,401	(227,090)	(515,580)

(a)   The CDI, IGP-M, TJLP, IPCA and SELIC indexes considered of: 6.81%, 3.47%, 6.75%, 3.87% and 6.86%, respectively, were obtained from information available in the market.

(b)   As required by CVM Instruction 475/2008, the percentages of increase or decrease were applied to the indexes in scenario I.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

d)    Liquidity analysis

The Company manages liquidity risk by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of its financial liabilities. The table below sets out details of the contractual maturities of the financial liabilities as at December 31, 2017, taking into account principal and future interest, and is based on the undiscounted cash flow, considering the earliest date on which the Group has to settle their respective obligations.

		Consolidated
December 31, 2017	Note	Weighted average interest rates	Less than 1 month	1-3 months	3 months to 1 year	1-3 years	4-5 years	More than 5 years	Total
Trade payables	15		3,524,624	16,307	7,418	-	-	128,438	3,676,787
Borrowings - principal and interest	16	7,95% p.a.	336,255	947,051	2,904,702	5,267,176	1,485,520	2,421,543	13,362,247
Derivatives	33		39	523	14,160	32,258	59,801	-	106,781
Debentures - principal and interest	17	7,83% p.a.	35,930	544,995	1,541,223	5,378,610	1,938,783	1,350,776	10,790,317
Regulatory charges	19		581,600	-	-	-	-	-	581,600
Use of public asset		9,24% p.a.	1,645	3,305	14,979	42,579	46,788	149,061	258,357
Others	22		106,515	56,186	18,212	-	-	62,223	243,136
Consumers and concessionaires			60,298	25,844	6,926	-	-	44,473	137,541
EPE / FNDCT / PROCEL			849	3,226	11,286	-	-	-	15,361
Collections agreement			45,368	27,116	-	-	-	-	72,484
Reversal fund			-	-	-	-	-	17,750	17,750
Total			4,586,608	1,568,367	4,500,694	10,720,623	3,530,892	4,112,041	29,019,225

e)     Credit risk

Cash, cash equivalents and derivatives are held with banks and financial institutions with rating AA-.

The credit risk on operations of Consumers, Concessionaires and Licensees is derived from the exposure to financial losses resulting from non-compliance with financial obligations by the counterparties. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

(34) COMMITMENTS

The Group’s commitments as regards long-term energy purchase agreements and plant construction projects at December 31, 2017, as follows:

		Consolidated
Commitments at December 31, 2017	Duration	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Leasings and rentals	up to 15 years	16,579	29,440	25,053	155,169	226,241
Energy purchase agreements (except Itaipu)	up to 28 years	10,870,752	18,433,971	17,250,704	41,537,486	88,092,913
Energy purchase from Itaipu	up to 28 years	2,281,157	4,564,825	4,478,641	13,133,756	24,458,379
Electricity network usage charge	up to 32 years	2,613,587	5,758,898	6,599,478	17,997,838	32,969,801
GSF renegotiation	up to 30years	26,997	13,267	47,284	276,207	363,755
Power plant and substation construction projects	up to 3 years	97,176	11,319	-	-	108,495
Trade payables	up to 17 years	102,441	237,673	244,851	1,005,781	1,590,746
		16,008,689	29,049,393	28,646,011	74,106,237	147,810,330

The power plant construction projects include commitments made basically to construction related to the subsidiaries of the renewable energy segment.

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

(35) NON-CASH TRANSACTIONS

	Parent Company		Consolidated
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Transactions resulting from business combinations
Borrowings and debentures	-	-	-	(1,156,621)
Concession financial asset	-	-	(12,338)	876,281
Intangible assets	-	-	(22,165)	1,870,268
Property, plant and equipment assets	-	-	(4,800)	-
Other net assets	-	-	-	1,911
	-	-	(39,303)	1,591,839
Cash and cash equivalents acquired in business combination	-	-	-	(95,164)
Consideration paid in the acquisition	-	-	(39,303)	1,496,675

Other transactions
Capital increase through earnings reserve	-	392,272	-	392,272
Capital increase in investees through advances for future capital increase	1,406,520	52,680	-	-
Capital increase in investees through dividends	-	12,026	-	-
Escrow deposits to property, plant and equipment		-	4	3,418
Interest capitalized in property, plant and equipment	-	-	29,817	54,733
Interest capitalized in concession intangible asset - distribution infrastructures	-	-	20,726	13,349
Reversal of contingencies against intangible assets	-	-	-	7,591
Repayments of intercompany loans with noncontrolling dividends	-	-	259	-
Provision for socio environmental costs capitalized in property, plant and equipment	-	-	41,213	-
Transfers between property, plant and equipment and other assets	-	-	32,600	14,592

The balances disclosed in the "Transactions originated from business combination " lines refer to the complementary amounts related to the acquisition of RGE Sul, which final recognition occurred on September 30, 2017, according to note 12.5.

(36) SIGNIFICANT FACT AND EVENTS AFTER THE REPORTING PERIOD

36.1.Issue debentures

In January 2018, subsidiaries issued simple non-convertible debentures with the following conditions and details:

Subsidiary	Issue	Quantity issued	R$ thousand	Maturity	Interest	Utilization
CPFL Paulista	9th issue – single series	1,380,000	1,380,000	January 2021	Semiannual	Working capital improvement
CPFL Piratininga	9th issue – single series	215,000	215,000	January 2021	Semiannual	Working capital improvement
RGE	9th issue – single series	220,000	220,000	January 2021	Semiannual	Working capital improvement
CPFL Santa Cruz	2nd issue – single series	190,000	190,000	January 2021	Semiannual	Working capital improvement
CPFL Geração	10th issue – single series	190,000	190,000	December 2018	Semiannual	Working capital improvement
CPFL Brasil	4th issue – single series	115,000	115,000	January 2019	Semiannual	Working capital improvement
RGE Sul	6th issue – single series	520,000 (*)	300,000	December 2020	Semiannual	Working capital improvement

			2,610,000

 (*)  The debentures were issued in December 2017, and the proceeds were partially released (R$ 220,000 in December 2017 and R$ 300,000 in January 2018)

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Barão de Itapura, 950 - 6º andar

13020-431 - Campinas/SP - Brasil

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telefone +55 (19) 2129-8700, Fax +55 (19) 2129-8728

www.kpmg.com.br

Independent auditors’ report on the individual and consolidated financial statements

To the Directors and Shareholders of CPFL Energia S.A.

Campinas - SP

Opinion

We have audited the individual and consolidated financial statements of CPFL Energia S.A. (the “Company”), identified as the parent company and consolidated, respectively, which comprise the statement of financial position as of December 31, 2017 and the respective statements of income, comprehensive income, changes in shareholder´s equity and cash flows for the year then ended, and the corresponding notes comprising significant accounting policies and other explanatory information.

In our opinion, the aforementioned financial statements present fairly, in all material aspects, the individual and consolidated financial position of CPFL Energia S.A. as of December 31, 2017, and of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditors’ responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the ethical requirements of Ethics Standards Boards for Accountants and Professional Standard issued by Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

a) Revenue recognition from energy distributed, but not billed

(See notes 3.10 and 25 to the individual and consolidated financial statements)

Not billed revenue recognized by the Company corresponds to the electricity distributed, but not billed to the consumers, and its  billing is measured based on the reading cycles that, in some cases, exceed the period of accounting closing. The recognition of the not billed revenue involves specificities that are related to the process, which take into consideration all of the historical data, the systems configuration, as well as Company´s judgments in order to estimate the consumption by consumers. Due to the relevance of the amounts and the judgments involved that can affect the amount of the revenues in the consolidated financial statements and in the amount of the investment recorded under the equity method in the individual financial statements, we considered this matter as significant for our audit.

How this matter has been conducted in our audit

We evaluated the design, implementation, and effectiveness of key internal controls related to the determination of the amount of the revenue recognized from energy distributed, but not billed. We involved our information technology specialists to evaluate the systems and the technology environment used in the determination of the balances recorded. We analyzed the key assumptions used by the Company in the development of such estimates, such as the technical and commercial losses index. In addition, we tested the integrity and accuracy of the data used in the calculation of the estimate made by the Company and performed a valuation test of the revenue recognized from energy distributed, but not invoiced, by comparing the amounts recognized by the Company with the  the assumptions resulting from our independent auditing tests. We also assessed whether the disclosures in the consolidated financial statements were in accordance with the applicable standards.

Based on the evidence obtained from the procedures summarized above, we consider acceptable the revenue recognition from energy distributed, but not billed, in the context of the consolidated financial statements for year ended December 31, 2017, taken as a whole.

b) Impairment of the non-financial assets

(See notes 3.6, 13 and 14 to the individual and consolidated financial statements)

The Company has amounts of R$ 9,787,125 thousand and R$ 10,589,824 thousand in the consolidated financial statements as of December 31, 2017, related to fixed assets and intangible assets, respectively. The Company analyzes the existence of triggers of loss due to impairment of its cash generating units (“UGCs”) and carries out tests of recoverability of the assets for which indicators have been identified, using the discounted cash flow method, based on certain assumptions. Due to the degree of judgments involved and the impact that any changes in the assumptions might have on the value of such assets in the consolidated financial statements and in the amount of investment recorded under the equity method in the individual financial statements, we considered this matter as significant for our audit work.

How this matter has been conducted in our audit

We evaluated the design, implementation, and effectiveness of the key internal controls related to the preparation and review of the business plan, estimates and tests of impairment made available by the Company. We evaluated the adequacy of the estimate prepared by the Company, the determination of the UGCs and the methodology used to perform the test of impairment. With the assistance of our corporate finance specialists, we evaluated the reasonableness of the key assumptions and technical data used by the Company for conduction of the recoverability test of its assets, such as the discount rate, the energy sales volume and price, the continuity periods of the operation and expenditures for repair of equipment, and compared the sum of the discounted cash flows (value in use) and of the fair value net of selling expenses with the amount recorded in the fixed assets and intangible assets of the Company for determination of the impairment. In addition, we also considered the adequacy of the disclosures in the consolidated financial statements, related to the assumptions and judgments used in the test of the impairment of its assets.

During the course of our audit, we have identified misstatements that would affect the measurement and disclosure of the net realizable value of non-financial assets, which we not recorded by Management, as they were concluded as immaterial. Based on the evidence obtained from the procedures summarized above, we consider that the net realizable value of non- financial assets, as well as the related disclosures, is acceptable in the context of the consolidated financial statements for the year ended December 31, 2017, taken as a whole.

c) Impairment of the deferred tax assets

(See notes 3.11 and 9 to the individual and consolidated financial statements)

The individual and consolidated financial statements include the amounts of R$ 145,779 thousand and R$ 943,199 thousand, respectively, related to tax credits over tax loss carryforwards and temporary differences, for which the realization is supported by estimates of future profitability prepared by the Company based on its judgments and supported in its business plan. Due to the uncertainties that are inherent to the process of determining the future taxable income estimates, which support the recognition of the impairment of the tax credits, and the fact that any change in methodologies and assumptions for the determination of estimates that may  have a material impact the value of such assets and, consequently, the individual and consolidated financial statements taken as a whole, we considered this matter as significant for our audit.

How this matter has been conducted in our audit

We evaluated the design, implementation and operational effectiveness of the key internal controls related to the preparation and review of the business plan, budget, technical studies and analyses as to the probability of existence of future taxable income. In addition, with the support of our corporate finance specialists, we analyzed the reasonableness and consistency of the data and assumptions and of the methodologies used by the Company, particularly those relative to the projection of future taxable income. This includes the comparison of such assumptions with the data obtained from external sources, as well as the projected economic growth, volume, and price of sales of energy, the continuity of the operations, expenditures with repair of the equipment, the inflation of costs and the discount rates. With the support of our tax specialists, we evaluated the deferred tax calculation in which the current tax rates are applied, as well as the study of the recoverability of the deferred tax assets. We also assessed whether the disclosures made in the individual and consolidated financial statements were in accordance with the applicable standards.

Based on the evidence obtained from the procedures summarized above, we consider that the net realizable value of deferred tax assets is acceptable in the context of the individual and consolidated financial statements related to the fiscal year ended on December 31, 2017, taken as a whole.

d) Acquisition of AES Sul

(See our notes 3.15 and 12.5 to the consolidated financial statements)

During fiscal year of 2016, the Company acquired AES Sul Distribuidora Gaúcha de Energia S.A. for the amount of R$ 1,591 million and reported the preliminary amounts of the fair value allocations of assets and liabilities in the consolidated financial statements as of December 31, 2016. In 2017, the Company retrospectively adjusted the preliminary amounts recognized on the date of acquisition to reflect the new information obtained in relation to facts and circumstances existing on the date of acquisition. The accounting of such acquisition required the use of estimates and judgments by the Company in relation to the accounting treatment, to the determination of the fair value of assets acquired and of the liabilities assumed, to the disclosures of the information related to such transactions, as well as the adequacy of the relevant accounting policies of the acquired company. Consequently, we consider the measurement, accounting, and disclosure of the effects of the mentioned acquisition as main auditing matter.

How this matter has been conducted in our audit

We evaluated the design, implementation and operational effectiveness of the key internal controls relative to the identification of assets acquired and liabilities assumed and the final of the purchase price allocation and accounting record of the allocation of the price and disclosure. We evaluated, with the technical support of our specialists in corporate finance, the integrity and accuracy of the calculation models prepared by the Company in the process of identification and final valuation of the assets and liabilities. In addition, with the support of our specialists, we evaluated the final fair value allocations of the fixed assets. We also assessed the adequacy of the disclosures related to the acquisition and to the adjustments of the preliminary amounts recognized on the date of acquisition in the consolidated financial statements.

Based on the audit procedures performed to test the measurement adjustments related to the acquisition of AES Sul prepared by the entity, and on the audit evidence obtained, we considered acceptable the recognition and disclosure of the business combination in the context of the consolidated financial statements for the fiscal year ended on December 31, 2017, taken as a whole.

Other matters

Statements of Value Added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2017, prepared under the responsibility of the Company's management, and presented as supplementary information for IFRS purposes, were submitted for the auditing procedures jointly with audit of the Company's financial statements. For the purposes of forming our opinion, we evaluate whether these statements are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria as defined in Technical Pronouncement CPC 09 - Statement of Added Value. In our opinion, this statement of value added have been properly prepared, in all material respects, in accordance with the criteria defined in this Technical Pronouncement and is consistent with the individual and consolidated financial statements taken as a whole.

Audit of the corresponding balances related to the comparative year

The corresponding amounts related to the statement of financial position as of December 31, 2016, the statements of income, comprehensive income, changes in shareholder´s equity, cash flows and  value added (supplementary information), related to the year then ended, presented for comparative purposes, were audited by other independent auditors who issued an unqualified report dated March 13, 2017.

Other information that accompanies the individual and consolidated financial statements and the auditor’s report

Management is responsible for the other information, which comprises the Management report.

Our opinion on the individual and consolidated financial statements does not cover the Management report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with the accounting practices adopted in Brazil and in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of the financial statements are free from material misstatement, due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these individual and consolidated financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•            Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•            Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•            Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•            Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•            Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•            Obtain sufficient appropriate audit evidence regarding the financial information of the group entities or business activities within the Company to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit, and therefore, responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter, or, when in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Campinas, March 20, 2018.

KPMG Auditores Independentes

CRC (Regional Accounting Council) 2SP027612/O-4

(Original in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

REPORT OF THE FISCAL COUNCIL

The members of the Fiscal Council of CPFL Energia S.A, in the exercise of their legal prerogatives, have reviewed the Management Report and the Financial Statements for 2017 and, in light of the clarifications provided by the Company's Executive Board and the representative of the External Audit and, also, based on the opinion of Deloitte Touche Tohmatsu Auditores Independentes, dated March 20, 2018, are of the opinion that these documents are appropriate to be reviewed and voted on by the Annual General Meeting of Shareholders, to be held on April 29, 2016.

São Paulo, March 22, 2018.

Liu ChengGang

President

Jia Jia

Director

Ricardo Florence dos Santos

Director

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP – Date: December 31, 2017 - CPFL Energia S.A.

BOARD OF DIRECTORS

Yuhai Hu

Chairman

Daobiao Chen

Vice Chairman

Yang Qu
Yumeng Zhao

Andre Dorf

Antonio Kandir
Marcelo Amaral Moraes

Directors

EXECUTIVE BOARD

ANDRE DORF

Chief Executive Officer, holding also the function of Chief Business Development Officer

YUMENG ZHAO
Deputy Chief Executive Officer

GUSTAVO ESTRELLA
Chief Financial and
Investor Relations Officer

GUSTAVO PINTO GACHINEIRO
Chief Institutional Relations Officer

WAGNER LUIZ SCHNEIDER DE FREITAS

Chief Business Planning and Management Officer

LUIS HENRIQUE FERREIRA PINTO
Chief Regulated Operations Officer

KARIN REGINA LUCHESI
Chief Market Operations Officer

ACCOUNTING DIVISION

SERGIO LUIS FELICE

     Accounting Director CT CRC 1SP192767/O-6

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)    they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of December 31, 2017;

b)     they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of December 31, 2017;

Campinas, March 20, 2018.

__________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer	__________________________________ Karin Regina Luchesi Chief Market Operations Officer

__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

(Free Translation of the original in Portuguese)

Standard Financial Statements –DFP –  Date: December 31, 2017 - CPFL Energia S.A.

Management declaration on independent auditors’ report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rodovia Engo Miguel Noel Nascentes Burnier, km 2,5, Parque São Quirino - Campinas - SP -  Brasil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of December 31, 2017;

b)    they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of December 31, 2017;

Campinas, March 20, 2018.

__________________________________ André Dorf Chief Executive Officer, holding also the function of Chief Business Development Officer
__________________________________ Yumeng Zhao Deputy Chief Executive Officer
Gustavo Pinto Gachineiro Chief Institutional Relations Officer	Gustavo Estrella Chief Financial and Investor Relations Officer

__________________________________ Wagner Luiz Schneider de Freitas Chief Business Planning and Management Officer	__________________________________ Karin Regina Luchesi Chief Market Operations Officer

__________________________________ Luis Henrique Ferreira Pinto Chief Regulated Operations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 15, 2018

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.